Eldorado Gold Corporation

Annual information form
for the year ended December 31, 2011

March 30, 2012

ELD (TSX)                                                      EGO (NYSE)                                            EAU (ASX)

About this annual information form

Throughout this annual information form (AIF), we, us, our, Eldorado, corporation and the company mean Eldorado Gold Corporation. This year means 2011.

All dollar amounts are in United States dollars unless stated otherwise.

Except as otherwise noted, the information in this AIF is as of December 31, 2011. We prepare the financial statements referred to in the AIF according to Canadian GAAP applicable to publicly accountable enterprises, being International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and file the AIF with appropriate regulatory authorities in Canada and the United States. Information on our website is not part of this AIF, or incorporated by reference. Filings on SEDAR are also not part of this AIF or incorporated by reference except as specifically stated.

You can find more information about Eldorado, including information about executive and director compensation and loans outstanding, principal holders of our securities, and securities authorized for issue under equity compensation plans (our incentive stock option plan, for example), in our most recent management proxy circular. For additional information you should also read our audited consolidated financial statements and management’s discussion and analysis (MD&A) for the year ended December 31, 2011. These are filed under our name on SEDAR (www.sedar.com), or you can ask us for a copy by writing to:

Eldorado Gold Corporation
VP Administration and Corporate Secretary
1188 – 550 Burrard Street
Vancouver, BC V6C 2B5

What's inside	2

About Eldorado	4

Key milestones in our recent history	6

Environmental policy	11

Regional review

Turkey	15

China	28

Brazil	52

Greece	60

Romania	87

Mineral reserves and resources	95

Risk factors in our business	103

Investor information	120

Governance	123

Schedule A - Audit committee terms of reference	132

Forward-looking information and risks

This document includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans and future financial and operating performance, our mineral reserve and resource estimates and our expected production, or other things that have not yet happened, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this AIF as forward-looking information.

Key things to understand about the forward-looking information in this AIF:

●
It typically includes words and phrases about the future, such as plan, expect, forecast, intend, anticipate, believe, estimate, budget, scheduled, may, could, would, might, will, as well as the negative of these words and phrases.

●	It represents our current views, and can change significantly.
●
It’s based on a number of assumptions that may prove to be incorrect, including things like the future price of gold, anticipated costs and spending the political and economic environment in which we operate, and our ability to achieve our goals.

●
Actual results and events may be significantly different from what we currently expect due to the risks associated with our business, including the risks listed below, and on page 64 of this AIF, which includes a discussion of material and other risks that could cause actual results to differ significantly from our current expectations:

●	Gold and other metal price volatility
●	risks of not meeting production and cost targets
●	discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries
●	subjectability of estimating mineral resources and reserves and the reliance on available data and assumptions and judgments used in interpretation of such data
●	development
●	mining and operational risk, including timing
●	litigation risks
●	regulatory restrictions, including environmental regulatory restrictions and liability changes in law and regulatory requirements
●	risks of sovereign investment and operating in foreign countries
●	currency fluctuations
●	speculative nature of gold exploration
●	infrastructure, energy and other commodity availability and costs
●	prices for energy inputs, labour, material costs, supplies on services(including shipping) remaining consistent with expectations
●	global and local economic climate
●	share capital dilution
●	share price volatility
●
the risks that the integration of acquired businesses including European Goldfields may take longer than expected, the anticipated benefits of the integration may be less than estimated and the costs of acquisition may be higher than anticipated

●	the impact of the European Goldfields acquisition, including the expanded portfolio of projects on our operations, capital requirements, and financial condition and ability to complete acquisitions
●	competition
●	ability to obtain financing
●	environmental risks
●	title and permitting risks, including timing
●	community and non-governmental actions and regulatory risks

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to do so by securities laws.

2011 Annual information form    1

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates gold, iron ore and silver-lead-zinc mines around the world. Its activities involve all facets of the mining industry, including exploration, discovery, development, production and reclamation. Our business is currently focused on Brazil, China, Greece, Turkey and Romania.  Eldorado is governed by the Canada Business Corporations Act.

Each operation has its own general manager and operates as a decentralized business unit. We manage exploration properties, merger and acquisition strategies, corporate financing, global tax planning, regulatory compliance, metal and currency risk management programs and general corporate matters centrally, at our head office in Vancouver. Our risk management program is developed by senior management and monitored by the board of directors.

Properties as of March 30, 2012
Operating gold mines	Development projects	Other Operating Mines
●Kişladağ, in Turkey (100%) ●Efemçukuru, in Turkey (100%) ●Tanjianshan, in China (90%) ●Jinfeng, in China (82%) ●White Mountain, in China (95%)	●Eastern Dragon, in China (95%) ●Tocantinzinho, in Brazil (100%) ●Perama Hill, in Greece (100%) ●Olympias, in Greece (95%) ●Skouries, in Greece (95%) ●Certej, in Romania (80%)	●Vila Nova, in Brazil (100%), Iron Ore ●Stratoni, in Greece (95%), Silver, Lead, Zinc

Kişladağ, Efemçukuru and Jinfeng are material properties for the purposes of NI 43-101.

Head office
Eldorado Gold Corporation
Suite 1188 – 550 Burrard Street
Vancouver, British Columbia, V6C 2B5

Telephone: 604.687.4018
Facsimile:  604.687.4026

Website: www.eldoradogold.com

Registered office
Suite 2900 – 550 Burrard Street
Vancouver, British Columbia V6C 0A3

Other offices
Turkey	China	Brazil	Greece	Romania
●Ankara ●Uşak ●Izmir ●Canakkale	●Beijing, ●Xining, Qinghai Province ●Qianxinan Prefecture, Guizhou Province ●Baishan, Jilin Province ●Heihe, Heilongjiang Province	●Belo Horizonte ●Macapa	●Athens ●Alexandropoulos ●Stratoni	●Deva

2    Eldorado Gold Corporation

Subsidiaries

As of the date of this AIF, we own our assets through 31 subsidiaries.

2011 Annual information form    3

Key milestones in our recent history

2008 → 2009 → 2010 → 2011

2008
- begin construction at Efemçukuru
- acquire Frontier Pacific Mining Corporation, giving us 100% interest in Perama Hill
- sell São Bento for $70 million
- acquire an option to purchase 75% of Tocantinzhinho

2009
- increase our interest in Vila Nova Iron Ore to 100%
- acquire Sino Gold, giving us an 82% interest in Jinfeng, 95% in White Mountain, 95% in Eastern Dragon, and 100% in Beyinhar
- issue 135,830,539 common shares and CDIs in conjunction with our acquisition of Sino Gold
- receive approval of the environmental impact assessment study for Eastern Dragon
- listed on the New York Stock Exchange (NYSE) and the Australian Stock Exchange (ASX)
- removed from the AMEX

2010
- begin trial mining operations at Vila Nova Iron Ore
- submit preliminary environmental impact assessment study for Perama Hill
- acquire Brazauro Resources, increasing our interest in Tocantinzhinho to 100%
- sell Beyinhar
- begin to pay annual dividends

2011
- plan of arrangement annoucement of European Goldfields Limited, giving us 95% interest in Stratoni, Skouries and Olympias, and 80% interest in Certej
- enter into a $280 million credit facility with a banking syndicate
- begin to pay semi-annual dividends

China

Acquisition of Sino Gold

In July 2009, we acquired approximately 19.83% of Sino Gold from Gold Fields Australasia (BVI) Limited (GFA), under a share purchase and sale agreement dated June 3, 2009 (amended on July 10, 2009). Under the agreement, we:
- acquired 57,968,029 outstanding Sino Gold shares
- issued 27,824,654 common shares and a purchase price adjustment right.

On December 15, 2009, we acquired all of the remaining securities of Sino Gold, under a scheme implementation deed dated August 26, 2009 (amended October 27, 2009). Under the agreement, we:
- acquired all of the outstanding ordinary shares of Sino Gold, giving us ownership of 100% of all issued and outstanding shares of Sino Gold
- cancelled all outstanding options to purchase shares of Sino Gold
- paid 0.55 common shares for each Sino Gold share, and 0.55 common shares for each Sino Gold option (adjusted by the option's exercise price and whether it was "in the money" or not)
- issued a total of 135,830,539 Eldorado common shares to former shareholders and optionholders of Sino Gold either directly, or indirectly as CHESS Depository Interests (CDIs) through CHESS Depository Nominees Pty Limited (CHESS). Of the Eldorado shares issued, 4,057,762 were to GFA under the purchase price adjustment right.

You can find the business acquisition report, dated February 17, 2010, on SEDAR at sedar.com.

The acquisition gave us ownership in four properties:
- Jinfeng – 82%
- White Mountain – 95%
- Eastern Dragon – 95%
- Beyinhar – 100%

Sale of Beyinhar

On February 6, 2010, we entered into a share sale agreement to sell our interest in Beyinhar by selling 100% of our wholly owned subsidiary, Golden China Nei Men Gold Exploration Corporation.

The buyer paid us a total of $20 million in two instalments:
- $2.0 million on February 26, 2010
- $18.0 million on April 30, 2010

Brazil

Acquisition of Vila Nova

Vila Nova Iron Ore

In 2005, we signed an agreement with DSI Consult & Mineracao Amapari that included an option to acquire 50% of Vila Nova in exchange for $0.2 million to fund exploration and $0.2 million in option payments over two years (2005 to 2006).

We exercised our option at the end of 2006 and agreed to fully fund the first $8.0 million of project capital, and 50% after that.

In 2007, we renegotiated the terms of the agreement, and increased our ownership to 75% in exchange for a payment of $2.8 million and agreement to fully fund the first preproduction $57 million in Brazilian Real in capital expenditures, and 75% after that.

4    Eldorado Gold Corporation

In 2009, we entered into an agreement to acquire the remaining 25% interest in Vila Nova in exchange for a royalty of 10% of net profits, plus a sliding scale royalty based on Vila Nova's operating margin.

Acquisition of Tocantinzinho

On July 8, 2008, we entered into an agreement with Brazauro Resources Corporation that gave us an option to buy 60% - 75% of the Tocantinzinho project in the form of Brazauro units, in exchange for $9.5 million for exploration and development, cash of $90.0 million, and a production decision fee of up to $10.0 million.

On July 24, 2008, we exercised our option and acquired 8,800,000 Brazauro units at a price of Cdn$0.95 per unit. Each unit included one Brazauro common share and one warrant. Each warrant gave us the right to buy one-half of one Brazauro common share for Cdn$1.30 per share until January 24, 2010. The expiry date was later changed to January 24, 2011, and the strike price reduced to Cdn$1.00 per share.

On November 3, 2009, we acquired another 1,032,000 Brazauro units at Cdn$0.65 per unit under a private placement. Each unit included one common share and one-half of a warrant. Each whole warrant gives us the right to buy one Brazauro common share for Cdn$1.00 per share until May 3, 2011.

On July 20, 2010, we acquired the remaining outstanding securities of Brazauro under an arrangement agreement dated May 12, 2010, with Brazauro. We issued a total of 5,993,898 Eldorado common shares and 100,439 converted Eldorado warrants to former holders of Brazauro common shares and warrants. Converted Eldorado warrants are exercisable for Cdn$14.82 until May 3, 2011.

Greece

Acquisition of Perama Hill

In 2008, we acquired Frontier Pacific Mining Corporation (Frontier) and with it, a 100% interest in the Perama Hill Project. You can find the business acquisition report, dated September 15, 2008, on SEDAR at sedar.com.

Under the agreement, we:

- exchanged 0.122 common shares, Cdn$0.0001 in cash and one exchange receipt for each Frontier common share (no value was assigned to the exchange receipts)
- issued 20,339,334 Eldorado common shares and paid $16,000 in cash.

Each exchange receipt entitled Frontier to receive, for an additional consideration, another 0.008 Eldorado common shares as long as Greece's Joint Ministerial Council (Environment, Agriculture, Development and Health ministries) issued a Joint Ministerial Resolution before July 1, 2009, accepting the Environmental Terms of Reference drafted by the Ministry of Environment for the Perama Hill Project. This condition was not met, and all of the exchange receipts expired automatically on July 1, 2009.

Acquisition of European Goldfields Limited

On February 24, 2012, we completed a Plan of Arrangement (EG Arrangement) with European Goldfields Limited (European Goldfields).

Under the terms of the EG Arrangement, we:

- acquired all of the issued and outstanding shares of European Goldfields giving us ownership of 100% of all issued and outstanding shares of European Goldfields
- paid 0.85 common shares and Cdn$0.0001 cash for each European Goldfields share
- converted outstanding options of European Goldfields for options of Eldorado to acquire Eldorado shares, adjusted in respect of the number of shares and the exercise price based on the 0.85 exchange ratio and otherwise subject to the same terms and conditions as the original European Goldfields option
- issued a total of 157,959,316 common shares to former shareholders

Following the EG Arrangement, we changed European Goldfields' name to Eldorado Gold Yukon Corp.

Under the EG Arrangement, holders of European Goldfields deferred phantom units (DPUs) under European Goldfields deferred phantom unit plan (EU DPU Plan) that elected to receive European Goldfields DPU Election Consideration (as defined in the EG Arrangement) will receive 0.85 of an Eldorado share for each DPU as satisfaction for any payment entitlements on the applicable Separation Date (as defined in the EU DPU Plan).

As of the date of this AIF, the Business Acquisition Report has not been filed. We expect to file on or about May 8, 2012. For further information on the EG Arrangement, see our management proxy circular dated January 23, 2012, available on SEDAR.

The acquisition gave us ownership in four properties:

Stratoni	95%
Skouries	95%
Olympias	95%
Certej	80%

Corporate

Revolving Credit Facility

On October 12, 2011, the Company entered into a $280 million revolving credit facility with a syndicate of five banks. The credit facility matures on October 12, 2015, and is secured by the shares of SG Resources B.V. and Tuprag Metal Madencilik San ve Tic A.S., wholly owned subsidiaries of the Company which own the Company's assets in Turkey. Loan interest is set at the Canadian Prime Rate, Base Rate or LIBO Rate, in each case plus the applicable margin, which margin is dependent on the leverage ratio. The credit facility contains covenants that restrict, among other things, the ability of the Company and its material subsidiaries to incur additional indebtedness exceeding $200.0 million, make distributions in certain circumstances, sell material assets and carry on a business other than one related to the mining business. Significant financial covenants include a maximum debt to Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") of 3.5:1 and a minimum EBITDA to interest of 3:1.

The credit facility is intended to be used for growth opportunities and for general corporate purposes. No amounts were drawn down under the revolving credit facility as at December 31, 2011.

2011 Annual information form    5

About our business

Eldorado is one of the world’s lowest cost gold producers, with new mines, robust margins and a strong balance sheet. Our international expertise in mining, finance and project development places us in a strong position to grow in value and deliver superior returns for our shareholders as we create and pursue new opportunities in gold and other resources.

Our goal is to produce approximately 1.5 million ounces of gold annually by 2015.  Our strategy is to actively pursue growth opportunities by discovering deposits through grassroots exploration projects and acquiring advanced exploration, development or low-cost production assets with a focus on Brazil, China, Greece, Turkey and the surrounding regions, preferably with the potential for increased mineral resources.

All of our mining and operations comply with local and international environmental standards. We implement practices described in our environmental impact assessment and feasibility studies to maintain compliance.

We employ approximately 5,348 people and contractors worldwide, with the majority from the local communities near our operations. We invest in education programs and we partner with local communities to create new opportunities for economic development.

As of December 31, 2011, we had hourly workers, contractors and permanent employees in six countries. We also engage a number of contractors to work on specific projects. The table shows the approximate number of personnel working at our operations and those acquired through European Goldfields by country at December 31, 2011.

Turkey	1,308
China	3,199
Brazil	301
Greece	407
Canada	44
Romania	89
Total	5,348

Most of our employees are unionized. The labour agreement at Kişladağ is valid for a three-year term and was renewed on December 31, 2009. Union membership at Tanjianshan is voluntary with most hourly workers included and using individual Bargaining Agreements. Collective Bargaining agreements are in force at the rest of the operations except for Efemçukuru. Efemçukuru is currently in the process of formalizing the collective bargaining agreement. This should be concluded early in 2012. We consider the employee relations to be good.

We work to maintain a good safety record by investing in environmental, health and safety training at our operations, and measure our results by tracking the number of lost-time incidents (LTI), and their frequency per million man hours worked (LTIFR). This year we significantly strengthened the safety group in our Chinese operations where the safety culture can still improve. That being said, our Chinese statistics are showing LTIFR rates similar to our other operating jurisdictions. Extra information will be available when Eldorado publishes its first sustainability report in the 2011 annual report. This information will also be available on the Eldorado website.

6    Eldorado Gold Corporation

The table below shows our LTI performance for 2011.

		Total hours worked	Lost-time incidents (LTI)	Lost-time incident frequency rate (LTIFR)
Turkey	Kişladağ	2,167,875	4	1.85
	Efemçukuru	1,623,752	5	3.08
China	Tanjianshan	1,699,551	3	1.76
	Jinfeng	3,356,510	5	1.49
	White Mountain	2,389,810	5	2.09
	Eastern Dragon	857,124	0	0.00
Brazil	Vila Nova	713,780	5	7.00
Total		12,808,902	27	2.11

We had an overall lost-time incident rate of 2.11 this year, which compares favourably with industry benchmarks in Canada and Australia. In addition, Eastern Dragon, Vila Nova and White Mountain employees all completed a full year without any lost-time incidents (the five incidents at each of White Mountain and Vila Nova were all attributed to contractors). Vila Nova’s higher rate was mainly due to a high contractor turnover and low contractor skills.

For further information please see page 9 of our 2011 annual report.

Industry factors that affect our results

Gold market and price
Gold is used mainly for product fabrication and investment. It is traded on international markets. The London AM price fixing for gold on December 31, 2011 was $1,574.50 per ounce.

Foreign currency exposure
All of our revenues from gold sales are denominated in US dollars, while the majority of our operating costs are denominated in the local currencies of the countries we operate in. We monitor the economic environment, including foreign exchange rates, in these countries on an ongoing basis.

The table below shows the foreign exchange gains/(losses) realized in the last three financial years:

As at December 31
2011	$5,367,000
2010	($2,712,000)
2009 (Canadian GAAP)	$2,966,000

Gold hedging

We monitor and consider the use of a variety of hedging techniques to mitigate the impact of downturns in the gold market.

As of the date of this AIF, we do not have any gold or currency hedges. Our future hedging activities will depend on an ongoing assessment of the gold market, our hedging strategy, financing restrictions and other factors.

2011 Annual information form    7

An overview of our business

Exploration
Our exploration programs include a blend of mine drilling, advanced stage projects and grassroots programs. Most of our exploration programs are in the countries in which we operate China, Turkey, Greece, Brazil and Romania and are conducted through our regional exploration offices.
Our generative exploration and business development teams actively pursue new early-stage project opportunities both within our focus jurisdictions and new regions.

Mining and milling
Ore and waste are removed from deposits by underground and open pit mining methods. The ore is then treated to extract gold. The waste is placed on an engineered dump for subsequent rehabilitation.
The ore is treated using different methods depending on its metallurgy and grade. This may include heap leaching, crushing, milling, flotation, roasting, bacterial leaching and carbon-in-leach methods for gold extraction.

Refining and sales
The gold doré produced at Kişladağ is refined to market delivery standards by Valcambi SA in Switzerland and various refineries in Turkey.

Gold doré from our Chinese operations is sold to a variety of local refiners.

The prices received for the doré are based on the Shanghai Gold Exchange and the spot price.

Iron ore is sold on the spot market to Chinese or European interests through various agents.

Except as otherwise noted, Norman Pitcher, P. Geo., our Chief Operating Officer, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this AIF and verifying the technical data disclosed in this document relating to Kişladağ, Efemçukuru and Jinfeng.

8    Eldorado Gold Corporation

Production and costs1
We list our 2012 production outlook for operating mines in our 2011 MD&A, which you can find on our website (www.eldoradogold.com).

				2011
	2011	2010	change	First quarter	Second quarter	Third quarter	Fourth quarter
Total
Gold ounces produced	658,652	632,539	26,113	148,577	162,429	179,195	168,451
Cash operating costs ($ per ounce)	405	382	23	410	397	397	418
Total cash cost ($ per ounce)	472	423	49	462	477	463	486
Realized price ($ per ounce sold)	1,581	1,223	358	1,397	1,510	1,700	1,686
Kışladağ
Gold ounces produced	284,648	274,592	10,056	50,833	66,688	86,788	80,339
Tonnes to pad	12,430,447	10,372,719	2,057,728	2,341,635	3,194,051	3,520,220	3,374,541
Grade (grams per tonne)	0.95	1.06	-0.11	1.04	0.92	0.90	0.97
Cash operating costs ($ per ounce)3	374	329	45	386	389	377	353
Total cash cost ($ per ounce)2,3	398	339	59	408	411	401	374
Tanjianshan
Gold ounces produced	114,972	113,864	1,108	28,493	31,977	26,935	27,567
Tonnes milled	1,005,236	1,049,952	-44,716	238,070	264,698	218,330	284,138
Grade (grams per tonne)	3.96	4.19	-0.23	3.90	4.23	4.25	3.56
Cash operating costs ($ per ounce)3	377	383	-6	402	343	353	415
Total cash cost ($ per ounce)2,3	567	485	82	515	596	541	616
Jinfeng
Gold ounces produced	177,757	181,950	-4,193	48,564	46,350	44,202	38,641
Tonnes milled	1,544,965	1,557,199	-12,234	384,400	397,987	379,352	383,226
Grade (grams per tonne)	4.06	4.24	-0.18	4.32	4.05	4.26	3.63
Cash operating costs ($ per ounce)3	442	425	17	430	401	424	525
Total cash cost ($ per ounce)2,3	507	480	27	482	457	509	596
White Mountain
Gold ounces produced	81,275	62,133	19,142	20,687	17,414	21,270	21,904
Tonnes milled	708,882	622,418	86,464	140,211	192,558	191,157	184,956
Grade (grams per tonne)	4.37	3.98	0.39	5.71	3.71	4.15	4.29
Cash operating costs ($ per ounce)3	474	487	-13	438	518	475	472
Total cash cost ($ per ounce)2,3	517	522	-5	475	564	519	519
Vila Nova
Iron ore tonnes sold	473,387	89,074	384,313	85,420	43,419	170,782	173,787
Cash operating costs ($ per tonne sold)3	64	41	23	-	-	-	64

1 We calculate costs according to the Gold Institute Standard.
2 Total cash cost is cash operating costs plus royalties, production taxes and off-site administration costs.
3 Cash operating costs and total cash cost are non-IFRS measures. See page 9 of the MD&A for more information.

2011 Annual information form    9

How we measure our costs

Costs are calculated using the standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products of leading North American gold producers.

The Gold Institute stopped operating in 2002, but its standard is still widely used in North America to report cash costs of production. Adoption of the standard is voluntary, so you may not be able to compare the costs reported here to those of other companies.

Cash operating costs
Cash operating costs include the costs of operating the site, including mining, processing and administration. They do not include royalties and production taxes, amortization, reclamation costs, financing costs or capital development (initial and sustaining) and exploration costs.

Cash operating costs are divided by ounces sold to arrive at cash operating cost per ounce of production.

Total cash cost
Total cash cost is cash operating costs, plus royalties and production taxes and off-site administration costs.

Cash flow from operations before changes in non-cash working capital
We use cash flow from operations (or operating activities) before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

This is a non-IFRS measure, which we believe provides a better indication of our cash flow from operations and may be meaningful in evaluating our past performance or future prospects. It is not meant to be a substitute for cash flow from operations (or operating activities), which we calculate according to IFRS.

Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used with other performance measures prepared in accordance with IFRS

Production outlook, guidance and estimates are forward-looking information

Our production outlook, guidance and estimates are forward-looking information (see page 1). We made several assumptions when they were developed and actual results and events may be significantly different from what we currently expect due to the risks associated with our business.

Assumptions
●	future events
●	economic, competitive and regulatory conditions
●	financial market conditions
●	future business decisions, including, without limitation, a continuation of existing business operations as they substantially currently exist.

Risks
●	global and local economic conditions
●	pricing and cost factors
●	unanticipated events or changes in current development plans, execution of development plans, future operating results, financial conditions or other aspects of our business
●	unfavorable regulatory developments that could cause actual events and results to vary significantly from what we expect

10    Eldorado Gold Corporation

Environmental Policy

Eldorado has implemented in 2011 an environmental policy which states that the Company and its subsidiaries are committed to protecting all aspects of the natural environment of the areas in which we work. This is a core value of Eldorado Gold and applies to all elements of the mining cycle including exploration, development and operations.

To address this protection, Eldorado and its subsidiaries will:

●	Comply with all applicable environmental regulations and international best practices
●	Share environmental performance with local communities, government agencies and stakeholders
●	Provide the necessary training, equipment and systems to our employees and contractors to address the protection of the environment and the most efficient use of non-renewable resources
●	Design and operate facilities that are based on the efficient and economic use of energy and materials and the protection of the environment
●	Identify, evaluate, manage and audit scientifically the potential impact of our projects from inception through to closure.

This policy is placed on notice boards on all of our operations. Eldorado’s properties are routinely inspected by regulatory staff along with local community members to determine that the properties are in compliance with applicable laws and regulations as well as the company’s Environmental Policy and standards. Eldorado also has closure plans for all of its operations. This allows us to properly budget for the costs associated with implementing the required closure provisions are properly budgeted for.

Health and Safety Policy

In 2011, Eldorado also implemented a health and safety policy. The health and safety of our employees and local stakeholders is a core value of Eldorado Gold. Central to that value is our commitment to provide our employees with both a safe working environment and the skills necessary to perform their tasks in a safe manner.

To achieve these goals, Eldorado and its subsidiaries will:

●	Promote safety as a core value within all levels of the organization
●	Provide adequate safety and job training to all employees so that the risks associated with any task are understood and mitigated
●	Comply with all applicable health and safety regulations and international best practices
●	Set up effective safety management systems at all mine sites so that health and safety goals can be set and results measured and evaluated
●	Promote a health and safety culture where all employees and contractors understand and take responsibility for their own safety and that of their fellow workers.

This policy is also placed on notice boards on all of our operations as well as being made available on Eldorado’s website. Also, in 2010, Eldorado implemented an Environmental, Health and Safety (EH&S) Committee comprising selected members of the Board of Directors. Their task is to oversee the environmental, health and safety policies.  They also monitor the EH&S initiatives undertaken by the Company and to focus on any specific EH&S issues or initiatives.

Corporate Responsibility

For us, being a responsible corporate citizen means investing in infrastructure, economic development and health and education in the communities where we operate so that we can enhance the lives of those who work and live there.

Over the past decade, we have operated mines in Mexico, Brazil, Turkey and China. We continue to grow our operations in Turkey, China, Brazil, Greece and Romania. We are proud of our record of

2011 Annual information form    11

implementing industry best practices that minimize environmental impacts while maximizing social and economic benefits.

Responsibility throughout the Life of the Mine

Exploration
During exploration, while we conduct geological surveys and sampling to determine the existence and location of an ore deposit, we initiate dialogue and meet with local community members to identify their main social and environmental concerns and to better understand their needs.

Development
During the development stage, we complete a feasibility study that outlines the economics, optimal mining method and mineral recovery process for the project, including closure considerations. We conduct extensive environmental testing and studies to establish baseline data and characteristics for air, water, soil and biodiversity. All this information becomes part of the Environmental Impact Assessment (EIA) that we file with the appropriate authorities.

We also begin infrastructure development initiatives that include improving roads, building sewage systems and drilling water wells, according to the needs of the communities.

Construction and training
We make it a priority to hire local residents, training all employees and instructing construction contractors in the best environmental, health and safety practices, procedures and controls. Based on our dialogue with the local community, we identify gaps in skills, provide on-the-job training and work with local technical schools and universities to enhance their mining-specific programs to help increase prospects of employment.

Mining and processing

All our mining operations comply with local and international environmental standards. We implement the practices described in our EIA to mitigate any potential environmental impact of a mine's construction and operation.

Consultation with local communities continues throughout the mining and processing cycle. As part of our commitment to protecting the environment, we continually monitor the quality of air, water and soil. We also implement programs to preserve biodiversity, monitor noise and dust levels and implement waste reduction and recycling programs throughout our operations.

To ensure a healthy and safe work environment, our employees are trained on an ongoing basis, both in theory and in practice. These training programs have helped to minimize accidents and occupational illnesses.

We employ more than 5,000 employees and contractors worldwide, the majority of whom are from the local communities near our operations. The competitive salaries and benefits we pay our employees and contractors improve their families' standard of living.

In addition to creating jobs in local communities, we promote many sustainable economic development initiatives. Since the life of any mine is limited, we encourage and work with local communities to create new opportunities for economic development.

Reclamation and closure

During the mine's operation, we conduct research to establish best reclamation practices. These reclamation activities are concurrent with mine operations to the extent possible. Financial provision is made for closure costs that will occur.

12    Eldorado Gold Corporation

Once a mine is no longer profitable to operate, we close the mine site and conduct reclamation activities so that the environment can successfully transition to a productive ecosystem.

We have an excellent record on mining closure and reclamation. In October 2000, we were the first company to receive a final full regulatory environmental release from the Mexican government for reclamation activities at our La Trinidad mine near Rosario, Mexico. The former mine became a lake capable of supporting fish.

As part of our continued move to enhance corporate responsibility, Eldorado is publishing information in its first sustainability report, is in discussions on the Cyanide Code (Code) and with the International Cyanide management Institute to be a signatory and has completed the Carbon Disclosure Project (CDP) Questionnaire for 2012.

Sustainability Report

We are pleased to report that the first Sustainability Report will be published in the Annual Report in 2012. This report follows the Global Reporting Initiative (GRI) format and will be published to a Level ‘C’. The Global Reporting Initiative (GRI) is a generally accepted framework for reporting on an organization’s economic, environmental and social performance. The GRI Reporting Framework contains general and sector-specific content for reporting an organization’s sustainability performance.

International Cyanide Management Code

The Cyanide Code is an industry voluntary program for gold mining companies. It focuses exclusively on the safe management of cyanide and cyanidation of mill tailings and leach solutions. Companies that adopt the Code must have their mining operations that use cyanide to recover gold audited by an independent third party to determine the status of Code implementation. Those operations that meet the Code requirements can be certified. A unique trademark symbol can then be utilized by the certified operation. Audit results are made public to inform stakeholders of the status of cyanide management practices at the certified operation.

The objective of the Code is to improve the management of cyanide used in gold mining and assist in the protection of human health and the reduction of environmental impacts.

Eldorado intends to become a signatory to the Cyanide Code in 2012 and to nominate all of its cyanide-using operations. While there are issues in certain jurisdictions with regard to the legal requirements involved in purchasing and using cyanide, Eldorado will require that as a minimum, all of its operations are working to best practices with regard to cyanide and will persuade our suppliers and transporters to join us in becoming signatories also.

Carbon Disclosure Project

The Carbon Disclosure Project is an independent not-for-profit organization aiming to create a lasting relationship between shareholders and corporations regarding the implications for shareholder value and commercial operations presented by climate change. Eldorado intends to submit its first report in 2012. While the data initially presented maybe be of limited value, it will form a baseline for future reports.

Climate Change Risks

Climate change refers to any changes in climate over time that are directly or indirectly attributable to human activity. This includes changes such as weather patterns, increased frequency of extreme weather events, temperatures, sea levels and water availability. We recognize that climate change is an international and community concern which may affect our business and operations directly or indirectly as described below.

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Increased Regulation
Governments at all levels are moving towards enacting legislation to address climate change such as requirements to reduce emission levels and increase energy efficiency. Where legislation has already been enacted, regulation regarding emission levels and energy efficiency are becoming more stringent. Costs associated with meeting these requirements can be offset by increased energy efficiency and technological innovation. However, there is no assurance that compliance with such regulation will not have an adverse effect on our results of operation and financial condition.

Sea Level Rise

Our current operations are not directly threatened by predictions of rising sea levels. However, changes in sea levels could have indirect effects on our operations such as potentially affecting any necessary ocean transportation or shipping facilities. This could then have an indirect effect on our operations.

Extreme Weather Events

Extreme weather events (such as prolonged drought, increased periods of snow and increased frequency and intensity of storms) have the potential to disrupt our operations and the transport routes we use. Where appropriate, our facilities have developed emergency plans for managing extreme weather conditions; however, extended disruptions to supply lines could result in interruption to production which may adversely affect our results of operations and financial condition.

Resource Shortages

Our facilities depend on regular and steady supplies of consumables (diesel, reagents etc.) to operate efficiently. In the event that the effects of climate change cause prolonged disruption to the delivery of essential commodities, our production efficiency may be reduced which may have adverse effects on our results of operations and financial condition.

Competition

We compete with other mining companies for acquiring mineral claims, permits, concessions and other mineral interests as well as for recruiting and retaining qualified employees. There is significant competition for the limited number of gold acquisition opportunities and, as a result, we may be unable to acquire attractive gold mining properties on terms we consider acceptable.

14    Eldorado Gold Corporation

Turkey

Black Sea
Ankara
Turkey
Kisladag
Aegean Sea
Efemcukuru
Mediterranean Sea

There is considerable potential for gold exploration and production in Turkey. The country has a substantial mining industry, supported by well-developed infrastructure. Mineral production is mainly industrial and base metals, operated by both domestic and foreign mining companies.

Properties

We currently have two operating mines in Turkey:

●	Kişladağ – open pit gold mine
●	Efemçukuru – underground gold mine

Other exploration

Our exploration programs in Turkey include brownfield programs aimed at increasing resources and reserves at Kişladağ and Efemçukuru, as well as early to mid-stage exploration projects in western, central and northern Turkey. We have an aggressive generative exploration program to provide additional early-stage project opportunities.

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Kişladağ

Material property under NI 43-101

location	Uşak Province, Turkey
ownership	Tüprag Metal Madencilik Sanayi ve Ticaret SA, a wholly owned subsidiary of Eldorado 100%
type of mine	open pit
metal	gold
In situ gold	proven and probable reserves: 10.52 million ounces grade: 0.71 g/t measured and indicated resources: 12.06 million ounces grade: 0.65 g/t inferred resources: 4.92 million ounces grade: 0.40 g/t
average annual production	450,000 ounces average over remaining life of mine
expected mine life	15 years, based on the 25 million tonnes per annum (Mtpa) upgrade currently planned
employees	949 (including 330 contractors)

History

1997	Identified ore body and began in-depth exploration
2003	Completed the feasibility and Hatch feasibility studys in March Received environmental positive certificate Increased the reserves and resources in March and September
2004	Received approvals for construction and the zoning plan in April Updated the feasibility study in May Received the construction permit in September and began site activities
2005	Began construction
2006	Poured the first doré in May Began commercial production in July
2007	Completed phase 2 plant construction Commercial production interrupted in August
2008	Resumed commercial production in March
2009	Completed expansion of phase 2 level pad and installed large carbon columns in ADR plant
2011	Received approval of supplementary EIA for the expansion to 12.5 Mtpa and complete phase 3 expansion Announced the intention to expand the process circuit to handle 25 Mtpa

16    Eldorado Gold Corporation

Licenses, permits and royalties

There are currently sufficient mining rights to support our mining operations.

Surface rights
Operating license, IR 7302, covers 15,717 hectares, expires April 9, 2013.
Can be extended if production is still ongoing at the end of the license period.
Under Turkish law, we have the right to explore and develop mineral resources in the license area as long as we continue to pay fees and taxes.

Permits	All permits have been received. Please see the technical report for more information.
Royalties
An annual royalty is paid to the Government of Turkey, calculated as
2% of the sale price of the gold produced during the year, less the associated cost of mineral processing, refining, transportation and depreciation.

About the property

Kişladağ is in a rural area in west-central Turkey, between the city of Izmir (180 km to the west on the Aegean coast) and Ankara (the capital city, 350 km to the northeast).

The site is 35 km southwest of the city of Uşak (population 173,000) near the village of Gümüşkol. It sits approximately 1,000 metres above sea level in gently rolling hills.

Other economic activity in the area is a mixture of subsistence farming and grazing. A 5.3 km access road connects the site to the highway between Ulubey and Eşme.

Employees are mostly from the region.

Supplies and services are accessed from the city of Uşak. The site is serviced by a water well field with a 13 km water pipeline, and a 25 km power transmission line.

Climate
The area has a temperate climate. The average annual rainfall of 425 mm, occurs mostly during the winter months.

Operations

As of the date of this AIF, Kişladağ has been operating for nearly six years. Commercial production was temporarily interrupted from August 2007 to March 2008. See litigation, below, for more information.

Kişladağ is a large tonnage, low grade operation. The ore is amenable to heap leach and, while recoveries are lower than they would be if conventional carbon-in-leach was used, this is the most efficient method for treatment of the ore.

The open pit is mined using a standard drill and blast, truck and shovel mining process. The mine and the crusher operate 24 hours a day, seven days a week. A Turkish mining contractor provides ancillary services such as hauling run of mine ore to the leach pad.

Ore is processed in a standard heap leach facility using the following process:

●	crushing and screening in a three-stage plant
●
transporting the crushed ore on two overland conveyors, and placing it on the heap leach pad using a radial stacker. The heap leach pad has a two-part liner system consisting of a layer of compacted low permeability clay soil, and a 2 mm thick high density polyethylene/low density polyethylene (HPDE/LDPE) synthetic liner. The designed stack height is 60 metres, placed in 10 metre high lifts

●	leaching the crushed ore using a diluted cyanide solution applied by drip emitters
●	recovering the gold in a carbon adsorption facility (ADR plant) that uses a standard Zadra process including pressure stripping, electro winning and smelting.

The final product is a gold doré bar which can be processed to 99.999% purity in domestic or offshore refineries.

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The crushing and screening plant was upgraded in 2011 when new equipment was installed to allow an increase of throughput to 12.5 million tonnes per year. The expanded plant was commissioned in Q1 2011 and has performed above expectation.

During 2011 Eldorado announced the results of the Kişladağ Expansion Study. This study envisions the expansion of the crushing and screening plant with the installation of a parallel process circuit to handle an additional 12.5 million tonnes of ore per year. This new plant will also include three stages of crushing and screening. Scalping of fines from the ore will be incorporated in the new circuit using a similar design to the recent changes incorporated in the Phase III expansion of the existing circuit. A stand-alone overland conveying and stacking system will be installed to transport ore to an expanded leach pad. Additional capacity for solution processing and gold recovery will require construction of a new ADR plant and corresponding process ponds. Low grade ROM ore will be trucked directly from the mine to a dedicated leach pad. Metallurgical recoveries of 66% for crushed ore and 40% for ROM ore have been used and reflect operating results and metallurgical test work to date.

The current truck and shovel fleet will continue to be utilized through the fleet’s expected operating life. In addition, a fleet of larger trucks and loading equipment will be introduced during the expansion phase. This larger equipment will be equipped for electric operation to reduce operating costs. Quotations have been received from various suppliers of selected equipment to establish the overall capital cost of the mine fleet. This has included costing of support equipment and installation of a trolley assist distribution system for truck haulage.

Life of Mine Production and cost estimates
●
production:  In 2011, 12.4 million tonnes of ore were placed on the pad.  The expansion is expected to be operational in Q3 2014 and the expansion anticipates a crushed ore production of 25 Mtpa along with approximately 8 Mtpa of ROM ore also placed on the leach pads.

●	gold production: 450,000 ounces per year for the remaining life of the mine. This includes 2012 and 2013 at 240,000 to 300,000 ounces while the expansion is being completed.
●	cash operating cost: Life of mine cash costs are expected to be between $430 and $450 per ounce.

Forecast gold production for 2012 is 285,000 to 295,000 ounces at a cash cost of $385 to $395 per ounce.  Capital costs for 2012 are expected to be $175 million, most of which is to be used for mining equipment and infrastructure associated with the expansion.

Corporate tax for businesses in Turkey is currently 20%.

Production taxes in Turkey are assessed at 2% of gold revenues net of processing and selling costs.

Unit costs are expected to increase as the pit deepens. We expect the cost for processing and mine support to remain constant for the rest of the mine life, except in response to changes in costs that affect the entire gold mining industry, such as the cost of fuel and reagents, the cost of labour, exchange rates and inflation.

Environment
The environmental impact assessment study was submitted to the Ministry of Environment and Urbanization in January 2003, and the environmental positive certificate was issued in June of that year.

The environmental impact assessment identified several socio-economic effects of mine development, and identified measures that can be used to avoid or minimize potential environmental impacts.

An environmental monitoring program was implemented in 2005 that monitors air quality, surface water and groundwater, and provides reports to the relevant government agencies. The program also monitors noise and blast vibration, and the storage and disposal of waste and hazardous waste.

A mine reclamation plan was submitted in August 2008.

18    Eldorado Gold Corporation

Site remediation began in 2007, re-establishing tree cover in certain areas of the project site and studying cover system designs for capping the leach pad and rock dumps. This work has been supported by an investigation of the different plant, shrub and tree species suitable for local propagation, which we’re carrying out in our greenhouse. This work will be ongoing over the life of the mine.

In 2010, an engineered store and release capping system was placed on a limited area of the dump, as part of the annual rock dump reclamation activities.

At the end of 2011, another EIA was being prepared for submission in 2012. This EIA will cover the expanded operation allowing the treatment of 25 Mtpa through the crushing circuit.

Exploration

Tüprag discovered the Kişladağ deposit in the late 1990’s during a regional grassroots exploration program focusing on Late Cretaceous to Tertiary volcanic centres in western Turkey. It selected the prospect area on the basis of Landsat-5 images that had been processed to enhance areas of clay and iron alteration, followed by regional stream sediment and soil sampling programs. Preliminary soil sampling programs identified a broad 50 ppb Au anomaly within a poorly exposed area now known to directly overlie the porphyry deposit.

Early exploration of the deposit area included excavation of trenches to better characterize the soil anomaly, and ground geophysical surveys including IP-resistivity, magnetics, and radiometrics.

To date, there have been over 128,200 metres of diamond core and reverse circulation drilling at the Kişladağ project. Most of this has focused on resource definition drilling of the known deposit and exploration drilling in nearby areas. We have completed detailed geological mapping of the deposit and surrounding region, and definition and modeling of alteration zonation in the deposit area.

In 2011, our exploration program included over 10,000 metres of diamond drilling focused on condemnation work in areas of planned additional leach pad and waste rock dump sites. We also executed geophysical programs (IP) and soil geochemical surveys northeast and west of the Kişladağ deposit. In 2012 we will drill test key geophysical anomalies and carry out additional geophysical programs further to the west and north of the deposit.

Geology and mineralization

Geological setting
Kişladağ is a porphyry-style gold deposit located in one of several mid- to late-Tertiary volcanic complexes in western Turkey.

The deposit is centred on a series of overlapping Miocene sub-volcanic alkalic porphyry intrusions of quartz syenite to quartz monzonite composition. These intrusions and broadly coeval volcaniclastic rocks formed within and overlying a basement of schist and gneiss along the northeast margin of an uplifted terrane known as the Menderes Massif.

We have identified four major phases of the intrusive system, based on the intensity of alteration and mineralization, cross-cutting relationships and textural differences. These are listed from oldest to youngest and all are similar in composition:
●	Intrusion 1 has a slightly elliptical shape measuring approximately 800 metres across in plan view, and is cut by the younger intrusions
●	Intrusion 2a is restricted to the southeast portion of the deposit area along the margin of Intrusion 1, and forms a roughly vertical cylinder body approximately 250 to 300 metres across
●
Intrusion 2 occurs as two separate stocks each approximately 150 to 200 metres across, one in the centre of the deposit in the core of Intrusion 1, and the other on the northwestern margin of intrusion

●	Intrusion 3 forms a semi-cylindrical stock near the centre of Intrusion 1, and extends westward into an elongate, steeply dipping to vertical dyke striking east-west

Contacts between the intrusions are defined by chilled margins, and older intrusive units commonly occur as xenoliths in younger units.

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The mineralized intrusions at Kişladağ are enclosed within lithologically varied, volcanic and volcaniclastic strata. These strata dip outward from the deposit core, and display rapid facies changes from massive lavas and coarse poorly stratified units proximal to the porphyry centre, to finer well-stratified volcaniclastic strata interfingering with lacustrian sedimentary rocks in surrounding coeval sedimentary basins.

There has been relatively little structural modification to the deposit and surrounding Tertiary rocks. Lithologic contacts are primarily intrusive or depositional, with no documented major fault offsets. The deposit and adjacent rocks do, however, contain a high density of joints and low-displacement brittle fractures. Most of these are only a few metres to a few tens of metres in length, and have negligible displacement.

Alteration consists of a potassic core with K-feldspar, biotite, pyrite and quartz plus or minus magnetite, overprinted at higher levels and along the margins by an argillic zone, characterized by clay, sericite and chlorite.  These zones are partially overlapped by an advanced argillic lithocap, and by an outer quartz and tourmaline zone.

Mineralization
Gold mineralization at Kişladağ occurs within zones of sulphide and quartz stockworks, and disseminated to fracture controlled sulphides. Pyrite is the dominant sulphide mineral, averaging around 4% in the primary mineralized zone, with trace amounts of molybdenum, zinc, lead, and copper. Highest gold grades occur in Intrusion 1, in multiphase quartz sulphide stockworks and zones of mottled to pervasive silicification. Intrusions 2 and 2a have economic gold values, albeit lower than in Intrusion 1, whereas grades in Intrusion 3 are negligible.

Oxidation extends to a depth of 30 to 80 metres on the southern side of the deposit, and 20 to 50 metres on the northern side of the deposit. Limonite and geothite are the most abundant oxide minerals. There is no supergene enrichment within the oxidized zone.

Drilling
Exploration drilling was completed at Kişladağ in several drilling campaigns between 1998 and 2011, with about 65% of the drilling during the period 2007 to 2010. Approximately 96,600 metres of diamond drilling, and 31,600 metres of reverse circulation drilling have been completed. All diamond drilling was done with wire line core rigs of mostly HQ size (63.5mm core diameter). Drillers placed drill core into wooden core boxes, each holding about four metres of core.

Project geologists systematically collected geological and geotechnical data from the core, and photo-graphed all core (wet) before sampling. Specific gravity measurements were obtained approximately every five metres.

The entire length of each core was cut in half with a diamond saw. One half was submitted for assay and one half retained for reference on site. Core recovery in the mineralized units was excellent, usually between 95% and 100%.

Sampling and analysis
Core samples are prepared at our preparation facility in Çanakkale in northwestern Turkey by inserting a Standard Reference Material (SRM), a duplicate and a blank sample into the sample stream at every eighth sample.

The samples were then shipped to ALS Chemex Analytical Laboratory in North Vancouver. The samples were assayed for gold by 30 g fire assay with an atomic absorption finish, and for other elements using fusion digestion and inductively coupled plasma spectroscopy (ICP) analysis.

Data verification
A review of the entire drillhole database since production started in 2006 has been done, and checked against the original assay certificates and survey data. Any discrepancies have been corrected and incorporated into our resource database. The mined portions of the resource model have been reconciled to production and agreement was excellent.

In our opinion, the Kişladağ deposit assay database is accurate and precise enough to estimate resources.

20    Eldorado Gold Corporation

Technical report

The information in this AIF is partly based on the scientific and technical data in the Kişladağ technical report: Technical Report for Kişladağ Gold Mine, Turkey, by Stephen Juras, Ph.D., P. Geo.; Richard Miller, P. Eng.; and Paul Skayman, MAusIMM, all of Eldorado and qualified persons under NI 43-101.

The report is dated March 15, 2010, and effective January 2010. It’s available on SEDAR (www.sedar.com). There are a number of other technical reports on Kişladağ, also available on SEDAR.

Litigation

Litigation by certain third parties was brought against Tüprag and the Turkish Ministry of the Environment and Forests. The parties were seeking to cancel the positive environmental certificate for Kisladag on the basis of alleged threats to the environment and deficiencies in the environmental impact assessment.

In 2007, a lower administrative court ruled in our favour. The plaintiff appealed that decision and on July 19, 2007, the Sixth Department of Council of State ordered the mine to be shut down pending a decision on the case.

We shut the mining operations down on August 18, 2007, except for activities approved by the Turkish authorities related to sound environmental practices. The mine remained closed for the rest of that year.

On February 6, 2008, the Sixth Department of the High Administrative Court in Ankara, decided that the expert reports prepared for the Lower Administrative Court were not sufficient to make either a positive or negative decision on the merits of the case, and referred the matter for rehearing before the Lower Administrative Court.

On February 28, 2008, the Ministry of Environment and Forestry and Tüprag (as co-defendant) filed an appeal requesting that the court reconsider this decision and rule on the merits of the case. This appeal was denied. The matter was then referred to the Lower Administrative Court, which named an expert panel to review the environmental impact assessment and prepare a report.

On March 6, 2008, we reopened the mine and resumed production.

On October 13, 2010 the lower Administrative court issued a decision in the case that was unanimously in favour of the project. The plaintiff appealed the decision to the High Administrative Court in Ankara, where the file was reviewed. On December 7, 2011 The High Administrative Court issued its decision in favour of the project.

We are confident in both the methodology of the EIA and Tüprag's compliance with all procedural steps taken to obtain the environmental positive certificate.

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Efemçukuru

Material property under NI 43-101

location	Izmir Province, Turkey
ownership	Tüprag Metal Madencilik Sanayi ve Ticaret SA, a wholly owned subsidiary of Eldorado 100%
type of mine	underground
metal	gold
in situ gold	proven and probable reserves: 1.48 million ounces grade: 9.13 g/t measured and indicated resources: 1.67 million ounces grade: 9.57 g/t inferred resources: 0.48 million ounces grade: 5.96 g/t
average annual production	113,000 ounces
expected mine life	12 years, based on current proven and probable reserves
employees	At the end of 2011 there were 359 employees (including 57 contractors).

History

1992	Discovered the deposit while carrying out reconnaissance work in western Turkey
1997	Completed drilling program along the north, middle and south ore shoots, delineating the resource and hydrogeologically testing the vein structure and the hanging wall and foot wall rocks
2004	Completed environmental impact assessment study
2005	Received positive environmental impact assessment certificate
2007	Released a positive feasibility study in August based on underground mining, milling the ore on site and treating the gold concentrate at Kişladağ (prepared by Wardrop Engineering Inc.)
2008	Wardrop completed positive feasibility study update in August Construction began
2009	Construction continued throughout 2009
2011	In June the mining and processing operations started In December commercial production started and the Kişladağ concentrate treatment plant started

22    Eldorado Gold Corporation

Licenses, permits and royalties

Surface rights
Operating license, IR 5419, covers 2,262 hectares.
Can be extended if production is still ongoing at the end of the license period.
Under Turkish law, we have the right to explore and develop mineral resources in the license area as long as we continue to pay fees and taxes.

Permits	We currently have the trial operating permit.
Royalties
An annual royalty is paid to the Government of Turkey, calculated as 2% of the sale price of the gold produced during the year, less the associated cost of mineral processing, refining, transportation and depreciation.

About the property

Efemçukuru is in Izmir Province near the coast of western Turkey, about 20 km from Izmir, the provincial capital.

The site is 2 km north of the village of Efemçukuru (population approximately 500). It sits approximately 580 to 720 metres above sea level in hilly terrain. Vegetation is mainly mature pine trees with sparse undergrowth covering the hillsides.

Economic activity in the area is a mixture of subsistence farming and grazing. We mainly access supplies and services from the city of Izmir. Several paved and unpaved roads connect the village with other local population centres.

Employees are mostly drawn from the local region.

Power has been provided by a dedicated transmission line from the Urla substation approximately 20 km away. Mine infrastructure includes administration buildings, a concentrator, a filtration plant; tailings and waste rock impound areas. Concentrate is being treated at Kişladağ.

Climate
The area has hot and dry summers and warm and rainy winters with limited snowfall. Temperatures range between 30ºC in summer and 0ºC in winter with an annual average of approximately 17ºC. Average annual precipitation is 750 mm.

Operations

Efemçukuru is a high grade underground deposit with the gold occurring as free gold closely associated with sulphides. The ore is mined using conventional mechanized cut and fill along with some opportunity for longhole mining methods.

The ore is processed through a milling circuit followed by flotation to produce a concentrate and a gravity circuit. The gravity concentrate is refined to doré on site. As part of our operating agreement, we transport the flotation concentrate to Kişladağ, where it is being treated at a dedicated cyanide leach plant. The flotation tailings are filtered and either placed back underground as paste fill or placed in a lined tailings facility.

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Key milestones
2008
●	Wardrop completed basic engineering of the process design, mine development and infrastructure
●	hired a Turkish engineering group to carry out the detailed engineering to meet Turkish industrial standards
●	placed orders for equipment with long lead times

2009
●	received the semi-autogenous grinding (SAG) and ball mills
●	completed the access road and earthworks associated with the plant site and infrastructure

2010
●	installed the power supply and finished the primary surface facilities
●	concentrator plant: completed the majority of the mechanical installations, installed the SAG and ball mills, and closed the plant in
●	concentrate treatment plant: completed engineering and procurement, and prepared for construction
●	tailings filtration and backfill plants: 80% completed
●	rock dump and tailings dump: ready to be commissioned
●	selected a Turkish contractor to carry out mine preproduction, including underground development to prepare for mine operations

2011
●	The plant commenced operations in Q2 2011

Life of Mine Production and cost estimates
●	production: 401,500 tonnes per year, based on an average daily mill throughput of 1,100 tonnes
●	gold doré: average of 113,000 ounces per year based on a metallurgical recovery of 86.5%
●	cash operating cost: $280 per ounce

During 2011, Efemçukuru mined 140,872 tonnes at 7.67 g/t gold and treated 112,612 tonnes and produced 26,650 ounces of gold in concentrate. This material was sent to the concentrate treatment plant at Kişladağ where commissioning commenced at the end of Q4 2011.

Forecast production for 2012 is 125,000 to 135,000 ounces at $330 to $350 per ounce. Capital expenditure is expected to be $30 million.

Corporate tax for Turkish businesses is currently 20%.

Production taxes in Turkey are assessed at 2% of gold revenues net of processing and selling costs.

Environment
The environmental impact assessment study (EIA) was submitted to the Ministry of Environment and Urbanization in 2005, and the environmental positive certificate was issued in September of that year.

The environmental impact assessment identified several socio-economic effects of mine development, and identified measures that can be used to avoid or minimize potential environmental impacts.

An environmental monitoring program has been ongoing since 2005.  The program includes regular monitoring of air quality, surface water and groundwater quality and provides reports to the relevant government agencies. Since the beginning of construction at the site, the program has also monitored noise and blast vibration, and the storage and disposal of waste and hazardous waste.

Site remediation was initiated in 2011 following completion of construction with the removal of the temporary construction site facilities and reclamation of the area for agricultural use.  The rock dump will be prepared for reclamation as well with all final slope faces covered and seeded.  Concurrent reclamation will be carried out as outlined in the mine reclamation plan, which formed part of the EIA process.

24    Eldorado Gold Corporation

Exploration

Shallow pits and underground workings along the auriferous veins, now overgrown by mature stands of forest, indicate that mining activity at Efemçukuru dates back at least several centuries.

Modern exploration began in 1992, when Tüprag recognized the exploration potential of the area while conducting reconnaissance work in western Turkey. Between 1992 and 1996, Tüprag conducted ground magnetic surveys, rock chip and soil sampling, geological mapping and a 6,000 metre diamond drilling program focusing primarily on the Kestane Beleni vein. This work identified high-grade gold mineralization in three separate zones: the south ore shoot, the middle ore shoot and the north ore shoot.

Infill drilling in 1997 and 1998 provided an initial resource estimate for the south and middle ore shoots, and a prefeasibility study was completed in 1999. Additional drilling programs from 2006 to 2010 with stepouts to deeper levels and along strike, significantly increased the resources estimate and provided a resource estimate for the north ore shoot. Drilling in 2011 focused on a new zone along strike from the north ore shoot, referred to as the Northwest Extension, and on the nearby Kokarpinar Vein.

The Kokarpinar vein is parallel to and east of the Kestane Beleni vein. We have drilled widely spaced exploration holes and obtained potentially economic grades from both surface samples and drillhole intercepts. Drilling to date does not support a resource estimate.

Soil and rock chip geochemical survey programs have been carried out as well as detailed geological mapping. The soil geochemistry surveys have identified several zones with multi-element anomalies. These anomalies are especially strong over the Kestane Beleni vein and the central part of the Kokarpinar vein.

We plan to continue exploring the Kestane Beleni vein at depth and along strike, as well as the subparallel Kokarpinar vein.

Geology and mineralization

Geological setting
The Efemçukuru epithermal vein deposit is at the western end of the Izmir-Ankara Suture Zone, a major regional structure that extends northeast and then east from Izmir for almost 800 km.

The deposit area is underlain by an Upper Cretaceous to Paleocene volcano-sedimentary sequence that has been regionally deformed and metamorphosed to greenschist facies. Adjacent to the mineralized veins, this sequence is dominated by phyllitic metasedimentary rocks, which have been subjected to a moderate to strong hornfels overprint in part of the deposit area. Numerous felsic (rhyolitic) dykes that predate the mineralized veins cut the phyllite sequence. These felsic dykes have steep dips, occur in a number of strike orientations, and aside from minor late faults, have not been significantly deformed.

Minor variably oriented faults cut the phyllite sequence, but none have significant displacement. The most continuous faults mapped to date coincide with the mineralized veins, and appear to have controlled vein emplacement.

Mineralization
Intermediate sulphidation mineralization at Efemçukuru is contained within the Kestane Beleni and Kokarpinar veins. The current resources and reserves are contained only in the Kestane Beleni vein. Both veins strike northwesterly (320°-340°), dip 60°E to 70°E, and can be traced on surface for strike lengths of over a kilometre. The veins commonly have faults with post-mineral movement along either hangingwall or footwall contacts, or within the veins themselves.

The Kestane Beleni vein’s three ore shoots (south, middle and north) differ slightly in strike and dip orientation, but the vein and the fault zone is continuous between them. All three are infilled by a combination of multi-stage breccias and layered veins with crustiform and colloform banded textures. Gangue minerals are dominated by quartz, rhodonite and rhodochrosite. Associated sulphides include pyrite, pyrrhotite, chalcopyrite, sphalerite and galena, which are oxidized at shallow levels. Most of the gold is very fine (2.5 to 50 microns), occurring as free grains in quartz and carbonate, and as inclusions in sulphide minerals. Lower grade mineralized stockworks occur peripheral to the ore shoots, and are most strongly developed in hangingwall rocks.

2011 Annual information form    25

Drilling
Drilling campaigns were conducted between 1992 and 1997, and from August 2006 to 2011. To date 285 core holes have been drilled totaling 47,500 metres, and 59 reverse-circulation holes totaling 5,000 metres.

All diamond drilling was done with wire line core rigs of mostly HQ size (63.5mm). Drillers placed the core into wooden core boxes. Each box held about four metres of core.

Geological and geotechnical data was collected from the core, and photographed (wet) before sampling. Core recovery in the mineralized units was very good.

The core library is kept in storage facilities near the site.

Sampling and analysis
A five foot or ten foot single tube core barrel is used to collect samples. Sample intervals from 0.1 metres to 1.6 metres were selected by the geologist and marked in the core boxes. We then cut individual samples using a diamond rock saw.

After initial crushing, each sample was split to approximately one kilogram, and then pulverized and split again into two 200 g pulps. One of these was shipped to the analytical laboratory and the other, with the approximately one kilogram of pulp reject, was put into storage.

The core samples were prepared at our preparation facility in Çanakkale in northwestern Turkey by inserting a Standard Reference Material (SRM), a duplicate and a blank sample into the sample stream at every eighth sample.

Samples were shipped to ALS Chemex Analytical Laboratory in North Vancouver. These were assayed for gold by 30 g fire assay with an atomic absorption finish (with a gravimetric finish re-assay for samples returning initial values greater than 8 g/t), and for other elements using fusion digestion and inductively coupled plasma spectroscopy (ICP) analysis.

Data verification
The database used to estimate the 2009 mineral resource was checked against the original source data. We checked survey and assay data and corrected any discrepancies before entering them into the resource database. Newer data entered directly into the database was also periodically compared to original electronic certificates (assays), down hole measurements and collar survey data.

In our opinion, the Efemçukuru deposit assay database is accurate and precise enough to estimate resources.

Technical report

The information in this AIF is partly based on the scientific and technical data in the Efemçukuru technical report: Technical Report on the Efemçukuru Project, Scott Cowie, BE (Mining), LLB, MAusIMM, Tetra Tech Australia Pty. Ltd. and Stephen Juras, Ph.D., P. Geo., qualified persons under NI 43-101.

The report is dated August 17, 2007 and is available on SEDAR (www.sedar.com).

Litigation

In 2004, certain third parties filed litigation against Tüprag and the Ministry of Energy and Natural Resources. The parties are seeking to cancel the mineral license for Efemçukuru on the basis of an alleged threat to the water quality in the local catchment area.

Turkey's Lower Administrative Court issued a negative decision, delaying the start of mining activities at Efemçukuru. The High Administrative Court overturned the decision in 2005, referred the case back to the Lower Administrative Court, and our mining license was re-issued.

The Lower Administrative Court formed a new expert committee to review the case. The majority of experts were in favour of the project and on June 15, 2007, the court ruled unanimously in favour of the project.

26    Eldorado Gold Corporation

The decision was appealed to the High Administrative Court, and the decision was overturned on March 31, 2008. Tüprag appealed this decision. On March 10, 2009, the appeal was refused, and the case referred back to the Lower Administrative Court.

The lower court formed a new expert committee to review the case and on June 2, 2011, the Court unanimously ruled in favour of the project. The plaintiffs have exercised their right to appeal the case to the 8th department of the High Administrative Court where the case is now under consideration.

On January 26, 2009, the High Administrative Court delivered a positive decision in a case brought by certain third parties seeking to cancel the Environmental Positive Certificate for Efemçukuru issued by the Ministry of Energy and Natural Resources.  The unsuccessful litigants have appealed this decision to the High Administrative Court requesting that its decision be reconsidered, which decision is pending.

We believe that chances of a reversal are very low.  We are confident in both the methodology of the environmental assessment report and Tüprag's compliance with all procedural steps taken to obtain the Environmental Positive Certificate.

On August 18, 2011, certain parties filed litigation against the "Izmir Province Special Administration", seeking to cancel the "Trial Operation Permit" for Efemçukuru on the basis that the Efemçukuru Mining License and the Environmental Positive Opinion are unlawful.  Tüprag has become a co-defendant in this case.  The lower court is processing the case and is expected to name an expert committee to review the file.

We believe that we will successfully defend this litigation.  If we do not succeed, our ability to operate Efemçukuru may be adversely affected, which may adversely affect our production and revenue.

2011 Annual information form    27

Regional review

China

Eastern Dragon
White Mountain
Tanjianshan
Beijing
China
East China Sea
Jinfeng
Philippine Sea
South China Sea
Arabian Sea
Bay of Bengal

China is a significant producer of commodities. It has been the top global gold producer for the fifth consecutive year, with gold production totaling 360.96 tonnes in 2011(up 5.89% on 2010). The government has recently increased foreign investment in several sectors of the mining industry, developing Sino-foreign cooperative joint ventures and inviting foreign participation in mineral resource exploration and mining.

Properties
We currently have three operating properties and one development project in China:
●	Tanjianshan – open pit gold mine
●	Jinfeng – open pit and underground gold mine
●	White Mountain – underground gold mine
●	Eastern Dragon – development project

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Other exploration

Our exploration projects in China include brownfield exploration at our existing mines and development projects, early to intermediate stage programs in four provinces, and regional generative exploration programs within several highly prospective mineral belts. We currently have programs on 24 exploration licenses, held under nine joint venture agreements:

Sino-Jilin Mining Ltd.	Jilin Province	4 exploration licenses,112 km2	early stage to mine site
Jincheng Mining Ltd. (Dongdapo)	Jilin Province	1 exploration license, 29 km2	early stage
Eldorado Gold Baishan Xioashiren Mining Ltd.	Jilin Province	1 exploration license, 4 km2	early stage
Guizhou Jindu Mining Ltd.	Guizhou Province	7 exploration licenses, 202 km2	early stage
Guizhou Jinluo Mining Ltd.	Guizhou Province	1 exploration license, 95 km2	early stage
Qinghai-Dachaidan Mining Ltd.	Qinghai Province	4 exploration licenses, 307 km2	early stage to mine site
Sino Gold Guizhou Jinfeng Mining Ltd.	Guizhou Province	3 exploration licenses, 40 km2	early stage to mine site
Sino HLJ Gold Strike Mining Limited	Heilongjiang Province	2 exploration license, 97 km2	early stage to mine dev. site
Heihe Rock Mining Ltd.	Heilongjiang Province	1 exploration license, 0.14 km2	early stage

2011 Annual information form    29

Tanjianshan

location	Qinghai Province of northwest China
ownership
Qinghai Dachaidan Mining Limited,
a joint venture:
- Eldorado (90%)
- The First Institute of Geology and Mineral Exploration of   Quinghai Province (5%)
- The Investment and Operation Company State Owned  Asset of Dachaidan Administrative Committee (5%)

type of mine	open pit
in situ gold	proven and probable reserves: 0.56 million ounces grade: 3.16 g/t measured and indicated resources: 0.82 million ounces grade: 2.77 g/t inferred resources: 0.35 million ounces grade: 3.5 g/t
average annual production	110,000 ounces
expected mine life	5 years, based on current proven and probable reserves
employees	740 (including 270 contractors)

History

1989	Qinghai discovers the deposit
1992	Dachaidan began heap leach operations
1995	Dachaidan built metallurgical plant
1999 - 2002	Sino Gold carried out exploration
2003
Afcan Mining Corporation, a Canadian listed junior explorer, acquired the project. Current operations stop, after an estimated total of approximately 60,000 ounces are produced
Afcan began construction on Phase 1

2005	Eldorado acquired Afcan
2006	Phase 1 construction is completed ($50.2 million)
First ore produced from the Qinlongtan pit, and first gold poured
2007	Phase 2 construction began which will allowed the treatment of the high sulphide material from the Jinlonggou pit
2008	Mining began in the Jinlonggou pit
2009	Phase 2 construction is completed ($48.9 million)
2010	Roaster section went into full production sulfide flotation circuit optimized
2011	3rd lift completed at tailings impound

30    Eldorado Gold Corporation

Licenses, permits and royalties

We currently have sufficient mining rights to support our mining operations.

Mining
The Tanjianshan mining licenses cover the two deposits, plus many other prospects and anomalies:
• Qinlongtan deposit, covers 2.88 km2, issued January 17, 2010, currently being renewed
• Jinlonggou deposit, covers 1.03 km2, issued June 6, 2008

The Qinlongtan license extends vertically from the surface (3,710 metres above sea level) down to 3,450 metres above sea level.

The original Jinlonggou license extended from the surface (3,556 metres above sea level) down to 3,378 metres above sea level. It has since been upgraded to include all mineral resources down to 3,000 metres above sea level, below the existing known resources.

Exploration
Tanjianshan has four, contiguous exploration licenses:
• Qinlongshan, covers 65.43 km2, issued September 13, 2010, expired February 12, 2012
• Qingshan, covers 72.12 km2, issued November 4, 2009, expired November 3, 2011
• Jinlonggou, covers 88.03 km2, issued February 13, 2009, expired February 12, 2012
• Xijingou, covers 81.34 km2, issued November 4, 2009, expired November 3, 2011
(All four licenses currently undergoing renewal)

Permits	All permits have been received
Royalties
Qinghai and Dachaidan each receive a royalty of 2.25 percent (4.5 percent in total) of net sales revenue from the gold Tanjianshan produces. Accrued royalties are transferred quarterly, directly to accounts Qinghai and Dachaidan have designated, as long as the related tax authorities approve.

We paid approximately $8.2 million in royalties in 2011 related to Tanjianshan.

About the property

Tanjianshan is in Qinghai Province in northwest China, 80 km northwest of Dachaidan in the Haixi Prefecture. Qinghai is a relatively large province with a population of approximately 5.3 million.

The nearest centres are Dunhuang, Gansu Province (265 km to the north by road) and Ge’ermu (260 km to the south by road).

The site is in the rugged Saishiteng Mountains, which have 45° to 50° slopes. The camp and mill sit 3,200 metres above sea level. The main resource is between 3,300 and 3,550 metres above sea level. There is almost no vegetation in the area.

A main highway between Dunhuang, Ge’ermu and Dachaidan passes within 12 km of the plant site. The road has been recently upgraded, is in good condition and provides year-round access. There are regular flights from Xining, the provincial capital, to Ge’ermu throughout the year and frequent flights between Beijing and Dunhuang during tourist season.

The only permanent river in the area, the Aolao, is approximately two km to the east. Water is pumped to a tank close to the plant and used to supply water to the plant and the process water tank. The water is treated for drinking.

Climate
The area has a dry continental climate with low rainfall, high evaporation and generally clear skies.  Winters are long and summers short, with a large daily variance in temperature.

The average annual temperature is 1.6ºC and average annual rainfall is 87 mm. The temperature ranges from a high of 21ºC (in July and August) to a low of -15ºC (in January). Rainfall is highest in June and July, at 40 mm. There is little or no precipitation in November, December and January.

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The highest temperature on record is 29.9ºC on July 15, 1971 and the lowest is -32.3ºC on January 18, 1973.  Winds are frequent and strong from the west and northwest averaging 8.6 km/h and peaking at 70 km/h.

Operations

The deposits are mined using a conventional open pit process carried out by a mining contractor. Mining at the Qinlongtan pit terminated in 2009. The ore is processed differently, depending on which pit it comes from. Qinlongtan ore was primarily free-milling with a small sulphide component that contained gold. Jinlonggou ore is predominantly refractory and requires an oxidation step (roasting). Roasting was selected over other alternatives mainly because of cost and because it is a common technology in China for treating refractory ores.

●	ore is crushed in a single stage crushing circuit and transported to a mill feed bin/stockpile, and then fed through a single stage SAG mill
●	material from the Qinlongtan deposit was fed through a conventional carbon-in-leach circuit, the tailings were floated and the sulphide material removed for further treatment
●	material from the Jinlonggou deposit is fed through a flotation circuit and then dewatered. The flotation tails are then treated through a conventional carbon-in-leach circuit
●	the flotation concentrates are blended for an optimal sulphur grade and then fed to a two-stage roasting circuit
●	the calcine product from the roaster is reground to break down agglomerates, and then leached in a carbon-in-leach circuit
●
the tailings from the carbon-in-leach circuit are treated through a detoxification circuit to remove cyanide and to precipitate the remaining arsenic into a stable compound, and placed in the tailings management facility

●	off-gas from the roaster passes through a cooling/cleaning circuit and an acid plant and the recovered sulphuric acid is sold
●	the gold is recovered in a carbon adsorption facility (ADR plant) that uses a standard Zadra process including pressure stripping, electro winning and smelting

The final product is a gold doré bar suitable for processing to 99.999% purity in domestic or offshore refineries.

The tailings management facility is a hillside tailings impoundment about one kilometre downstream from the plant. It has a maximum height of about 40 metres and uses a combination of downstream and centreline construction to minimize risk. The tailings dam is lined with an HDPE liner. The facility is designed to be nil discharge: all free water is returned to the treatment plant during operation.

Life of Mine Production and cost estimates
●	production: 1 million tonnes per year, at an average of 2,700 tonnes milled per day
●	gold doré average of 110,000 ounces per year at a metallurgical recovery rate of 80.4%
●	cash operating cost: $455 per ounce

Forecast production for 2012 is 100,000 to 110,000 ounces at $445 - $460 an ounce.  Capital costs for 2012 are expected to be $10 million.

The cost for mining is expected to increase slightly as the Jinlonggou pit deepens and mining of the 323 pit starts.

The cost for processing and mine support is expected to remain constant for the rest of the mine life, except in response to changes in the costs of inputs that affect the entire gold mining industry including, among other things diesel and reagents,  labour, exchange rates and inflation.

Environment
SGS completed a draft environmental impact assessment for Tanjianshan in July 2005. BGRIMM completed an official Chinese version, and it was approved in April 2007. Tanjianshan is in a remote desert region, so it does not have the same number of environmental issues that sites in more arable parts of the country may face. There is very little wildlife or vegetation, and no permanent agricultural enterprises. The biggest issues are land use, water use from the nearby Aolao River and process

32    Eldorado Gold Corporation

discharges of sulfur dioxide and carbon dioxide gas, domestic sewage and tailings. Land that is disturbed in the process of gold mining must be purchased or leased from the government depending on effects to the land.

The EIA gives us the right to source all process and domestic water from the Aolao River. We built a small pond to facilitate water recovery, and were required to purchase the area of grassland it disturbed.

The gas scrubbing system that treats off-gas from the roaster meets strict SO2 discharge requirements, and we have a monitoring system installed at the site. Our current output is approximately 149mg/N.m3, well below recent environmental target reviews, which capped total SO2 discharge at 400mg/N.m3. The plant emission limit is 960mg/N.m3. Similar restrictions apply for CO2 emissions.

Water quality on the site is strictly controlled. The only discharge stream is treated sewage, which is discharged as class I water (the general discharge standard for sewage water). This is cleaner than the water in the river upstream of Tanjianshan site, which is class III (environmental quality standards for surface water). Excess water from the tailings dam pond is evaporated during the summer with the help of water cannons and spray evaporators.

Golder Associates in Melbourne designed the tailings dam, and BGRIMM transcribed the detailed engineering drawings to meet Chinese standards. The dam design was formally accepted in 2008, and final tailings accumulation RL is 3199 metres above sea level and 40 metres high. The dam uses a combination of downstream and centreline construction. It is double lined for zero permeability: first with a geo-membrane and then by 1.0 mm HDPE solid welded plastic. We have an ongoing water monitoring program upstream and downstream from the site, and all results are within required limits.

Exploration

Qinghai discovered gold at Jinlonggou during uranium exploration in 1989.Systematic soil and rock chip sampling and geological mapping over the exploration licenses and surrounding area, subsequently led to the discovery of high grade gold mineralization at Qinlongtan. At Jinlonggou, the Qinghai team generated exploration data in 29 surface drilled core holes, underground development on three levels, and extensive surface sampling in trenches, shallow pits or shafts on section lines 30 metres apart.

Subsequent exploration programs at Tanjianshan were completed by Sino Gold (1999 – 2003), Afcan Mining (2003 – 2005) and Eldorado (2005 – present). These programs have included geological mapping, underground and surface sampling and reverse circulation and diamond core drilling at the Jinlonggou and Qinlongtan deposits and several prospects. Aside from the two main deposits, the most significant mineral occurrences defined by this drilling are the Xijingou and 323 deposits.

Recent exploration (2009 – 2011) has employed shallow, grid based RC drilling to sample bedrock beneath the broad covered areas between the Qinlongtan and Jinlonggou deposits. This drilling has led to the discovery of the 323 deposit, named after the discovery hole. The 323 deposit was drilled on sections spaced at 50 metres during the late 2009 and 2010 field seasons, culminating in an inferred resource announced in late 2010. Exploration of the deposit in 2011 focused on the infill drilling on sections spaced at 25 metres.

Geology and mineralization

Geological setting
The Tanjianshan project area is underlain mainly by Proterozoic rocks of the Wandonggou Group. These rocks include sequences of carbonaceous phyllite to schist, dolomitic and limestone carbonate units, and chloritic plus or minus amphibolitic phyllite to schist of probable metavolcanic origin. Voluminous gabbroic to dioritic dykes and sills intrude these stratified units.

Rocks throughout the project area have been subject to multiple phases of ductile deformation, overprinted by brittle faulting. There is moderate to strong foliation in most units, striking parallel to the regional northwesterly structural fabric. Folds are common at the outcrop scale, and less common at the map scale.

Mineralization
The Tanjianshan project area contains significant gold resources at the Jinlonggou deposit, the newly-discovered 323 deposit and at the previously mined Qinlongtan and Xijingou deposits. The style of mineralization, structural controls and host units vary between these deposits.

2011 Annual information form    33

At Qinlongtan, ore was mined from a planar zone 5 to 10 metres wide (14 metres at its widest) dipping 50-80º eastward. The zone was mined for approximately 600 metres along strike and over 300 metres down dip. Gold was hosted in distinctive white silty dolomite, usually associated with fine-grained pyrite and arsenopyrite. The mineralized zone is localized within and along the margins of a narrow brittle to brittle/ductile fault zone, which is subparallel to or shallowly inclined to lithologic layering in adjacent units.  Just below the present pit bottom, this controlling fault zone and the mineralized zone bend to a subvertical orientation. High gold grades remain in the bottom of the pit, and have been encountered in drillholes beneath the pit floor.

At the Jinlonggou deposit, host rocks consist of both carbonaceous phyllite and intermediate composition dykes. The phyllitic host rocks are dark grey to black, and contain a well-developed foliation and common crenulations and small scale folds. Chiastolite porphyroblasts are abundant. There are two intrusive rock types, diorite and quartz-feldspar porphyry, within the limits of the mineralization, and the diorite hosts a significant portion of the ore at Jinlonggou. At shallow levels of the deposit, both intrusive rock units occur as steeply (60°- 70°) southwest dipping, southeast striking, thin dykes. At deeper levels, they form multiple sheeted, sub horizontal sills, and are volumetrically more significant.

The Jinlonggou deposit is roughly bowl-shaped, about 500 metres in diameter and extending up to 240 metres below surface. At shallow levels, the mineralized zones are moderately to steeply dipping tabular zones distributed in phyllite next to faults and fracture zones. At deeper levels, diorite and phyllite host gently dipping mineralized zones.

The 323 deposit occurs in a lithologic setting similar to that of the Qinlongtan deposit. Host rocks vary from a fine-grained dolomitic meta-siltstone to a meta-sandstone with fine grained disseminated and clotted pyrite, capped by carbonaceous phyllite. The high grade zones commonly contain a moderate to strong overprint of ankerite and dolomite. Mineralization occurs in at least three separate stratigraphically and structurally controlled lenses.

Drilling
Initial exploration by Qinghai in the 1990s included 29 surface drilled core holes. Since that time, Sino Gold, Afcan Mining, and Eldorado have all carried out resource definition drilling at the Jinlonggou, Qinlongtan and 323 deposits, and other exploration drilling in the Tanjianshan project area.

There were six drilling campaigns between 2003 and 2008 to support resource models for the Jinlonggou deposit. A total of 310 core holes were drilled totaling over 38,300 metres.

Drilling campaigns at Xijingou and the 323 deposit between 2006 and 2010 totaled 66 core holes covering 13,400 metres at Xijingou, and 162 core holes for over 29,700 metres at the 323 deposit. The 2011 drilling program included an additional 10,300 metres in 58 core holes.

All diamond drilling was done with wire line core rigs of mostly HQ size. Drillers placed each core into composite core boxes. Each box held about four metres of core.

Geological and geotechnical data were collected from the core, and it was photographed wet before sampling. The core was sampled by sawing it in half with a diamond saw. Core recovery in the mineralized units was very good.

The core is stored in storage facilities near the site.

Sampling and analysis
Samples collected during core drilling used either a 1.5 metre or a 3 metre single tube core barrel. Sample intervals from 0.2 metres to 2.0 metres were selected by the geologist and marked in the core boxes. Individual samples were then cut using a diamond rock saw. One-half of the sawn core was bagged and sent for preparation at Eldorado’s preparation facility at Tanjianshan. After initial crushing, the sample was split to retain approximately one kilogram for pulverization. After pulverizing, the sample was split again to create two 200 g pulps. One 200 g pulp was shipped to the analytical laboratory and the second 200 g pulp, together with the approximately one kilogram of pulp reject, was put into storage.

34    Eldorado Gold Corporation

A Standard Reference Material (SRM) sample, a duplicate sample and a blank sample were inserted into the sample stream at about every eighth sample prior to shipment to the ALS analytical laboratory in Guangzhou, China. All samples were assayed for gold by 30 or 50 g charge fire assay with an atomic absorption finish.

Data verification
The database supporting the TJS resource models was reviewed in detail. Checks were made to original data certificates with any discrepancies corrected prior to use in updates to the resource estimate.

Results to date have shown excellent agreement between Jinlonggou mined production and the Jinlonggou resource model (the model supporting all of the mineral reserves at TJS and most of its measured and indicated resources).

In our opinion, the resource databases for the Jinlonggou, Xijingou and 323 Zone deposits are sufficiently free of error to be adequate for estimation of the respective mineral resources.

These data are also, in our opinion, accurate and precise enough for resource estimation.

Technical report

The information in this AIF is partly based on the scientific and technical data in the Tanjianshan technical report: Tanjianshan Gold Project, China, Technical Report, John Hearne, MAusIMM of RSG Global, qualified person under N1 43-101.

The report is dated and effective September 2005. It was revised January 30, 2006. It’s available on SEDAR (www.sedar.com). Afcan Mining Limited prepared an earlier technical report on Tanjianshan, also available on SEDAR.

Litigation

There are currently no known material litigation matters or outstanding actions against Qinghai Dachaidan Mining Limited relating to Tanjianshan.

2011 Annual information form    35

Jinfeng

Material property under NI 43-101

location	Guizhou Province, southwest China
ownership	Sino Guizhou Jinfeng Mining Limited, a joint venture: - Eldorado (82%) - Guizhou Lannigou Gold Mine Limited (Guizhou) (18%)
type of mine	open pit, underground
metal	gold
in situ gold	proven and probable reserves: 2.1 million ounces grade: 3.75 g/t measured and indicated resources: 2.9 million ounces grade: 3.52 g/t inferred resources: 1.1 million ounces grade: 3.18 g/t
average annual production	120,000 to 165,000 (pending on open pit operation) ounces
expected mine life	13 years, based on current proven and probable reserves
employees	1,343 (including 573 contractors)

History

early 1980’s	No. 117 Team of Guizhou Metallurgical Design and Research Institute discovered Jinfeng
2001	Sino Gold acquired the deposit
2002	carried out drilling to further delineate the resource, adding to the size of the deposit
2004	feasibility study completed
2005	development began
2007	production began in May commercial production started in September
2009	Eldorado acquired Sino Gold

36    Eldorado Gold Corporation

Licenses, permits and royalties

There are currently sufficient mining rights to support our mining operations.

Mining	License no. 1000000510057, covers 1.2843 km2, issued May 2005, and expires May 2017. The license covers 750 metres above sea level to 250 metres below sea level.
Exploration
Guizhou based projects consist of 11 exploration licenses, controlled by 3 JV companies:

• Lannigou, covers 8.02 km2, issued September 15, 2010, expires September 14, 2012

• Anbao, covers 26.37 km2, issued November 4, 2010, expires November 3, 2012

• Gaolu, covers 4.26 km2, issued May 11, 2010, expires May 10, 2012

• Jinluo, covers 95.23 km2, issued May 10, 2011, expires May 9, 2013

• Pogao, covers 19.02 km2, issued December 27, 2009, expired December 26, 2011

• Weilie, covers 61.52 km2, issued January 23, 2010, expired January 22, 2012

• Liangshuijing, covers 27.92 km2, issued April 1, 2010, expires March 31, 2012

• Lurong, covers 24.02 km2, issued March 3, 2010, expired March 2, 2012

• Qiaojiang, covers 17.48 km2, issued October 2, 2009 expired October 1, 2011

• Da’ao, covers 28.75 km2, issued December 1, 2009, expired November 30, 2011

• Poyou, covers 23.31 km2, issued March 2, 2010, expired March 1, 2012

The Pogao, Wellie, Liangshuling, Lurong, Qiaojiang, Da’ao, and Poyou licenses are currently undergoing renewal.

Permits	Gold operating permit, issued December 25, 2006, expires December 25, 2016
Royalties
Guizhou receives a royalty of 3% of the net sales revenue of the gold produced each year.

A royalty is payable to Minsaco BIOX® Pty Limited, a wholly-owned subsidiary of Gold Fields Limited, based on a dollar amount per ounce of gold produced in connection with the use of Minsaco’s BIOX® Process.

A tax deductible production tax is paid to the Ministry of Land and Resources of approximately $12 per ounce of gold produced.

About the property

Jinfeng is in Guizhou Province in southern China, 180 km southwest of Guiyang, the provincial capital, and 68 km southeast of Zhenfeng County centre, in the Qianxinan Prefecture.

There are four administrative villages in the Jinfeng area: Bai Ni Tian, Shi Zhu, Tinshan and Niluo. Populations range from 500 to 1,200 people. The nearest large population centre is Lannigou village, which is approximately 1.6 km from the mine and 1.9 km from the flotation tailings storage facility.

The mine is connected to the provincial highways by an 84 km sealed “Class 4” access road built and maintained by the provincial government.

Water is pumped to the plant from the Luofan River through a 3 km pipeline.

Electrical power is supplied by a 42 km long, 110kV electric power line from Zhenfeng, which is connected to the provincial electrical grid. A 22 km feeder line from Ceheng was added on April 25, 2009 to double the power supply feed.

The Jinfeng site also has two tailings storage facilities, waste storage and a metallurgical plant onsite.

2011 Annual information form    37

Climate
Guizhou Province is in the subtropical monsoon zone, which has a humid climate with hot summers and mild winters. The mine is designed to operate all year, although seasonal heavy rainfall may interrupt open-pit mining for several days per year. The average annual rainfall is 1,200 mm, which falls primarily from May to August. The temperature ranges between 6°C and 30°C, with a yearly average of 19°C.

Operations

We are currently mining from both the open pit and the underground mine (where the material is too deep to be mined by open pit methods). In 2012, we plan to mine 350,000 tonnes of ore from the open pit and 520,000 tonnes from the underground mine. Concurrently, the open pit mine will mine 10 million tonnes of waste to prepare for the next stage and the underground mine will advance its capital developments in order to ramp up the future production. Any shortfall in mill throughput capacity will be made up from existing stockpiles.

We use a standard truck and shovel process for the open pit, blasting on 5 metre benches in the ore and on 10 metre benches for bulk waste. We have been digging ore and waste on 2.5 metre flitches since July 2010 to reduce mining dilution and ore loss, and to protect bench walls.

In the underground mine, we use a cut and fill method, with mining equipment designed for areas that can be as narrow as four metres wide. Mined areas are backfilled with crushed waste, tailings and cement.

The process plant is designed to optimize gold recovery and minimize the cost of production. The process includes primary crushing, SAG, ball milling, bulk flotation, thickening, BIOX® and neutralization, carbon-in-leach, AARL elution and tailings detoxification. Tailings from flotation and leaching are kept in separate storage facilities to prevent biocides from getting back into the process water circuit.

Jinfeng ore is refractory in nature, with most of the gold encapsulated in sulphide minerals, so the gold is not easily dissolved using a conventional carbon-in-leach circuit. The processing plant uses BIOX® technology, which treats the sulphide minerals and exposes the gold before carbon-in-leach (CIL) processing, and ensures recovery is economic. The process was selected as the most efficient oxidation and extraction method for this ore type. Roasting and pressure oxidation were also considered as alternative methods of treatment.

Plant capacity is 1.5 million tonnes of ore per year. Budgeted recovery for 2012 is 84%.

Life of Mine Production and cost estimates
●	production: 1.5 to 1.0 million tonnes (depending on open pit operation) per year
●	gold doré: average of 120,000 to 165,000 ounces per year (depending on open pit operation) at a metallurgical recovery rate of 85%
●	cash operating cost: $700 to $800 per ounce

Mining of the open pit stopped in the second quarter 2011 pending completion of the acquisition of land required for a planned cutback.  It is expected that the land purchase will be completed in 2012.

Forecast production for 2012 is 120,000-125,000 ounces at a cash operating cost of $675-693 an ounce.  Capital costs in 2012 are expected to be $50 million.

We expect the unit cost for mining to increase as the percentage of production from the underground mine increases. The cost for processing and mine support is expected to remain constant for the rest of the mine life, except in response to changes in the costs of inputs that affect the entire gold mining industry including among other things: the cost of diesel and reagents, the cost of labour, exchange rates and inflation.

Environment
Jinfeng’s environmental impact assessment report was completed in July 2004 and approved by Guizhou Province Environmental Protection Bureau in September of that year. Guizhou Province issued the final environmental project approval in December 2008. The environment impact assessment report identified a number of environmental risks and defined a number of measures to avoid or minimize potential environmental impacts.

An environment management system covering water management, air management, general monitoring and waste management was developed for the mine operation. Jinfeng discharges 2,078 cubic metres per day of tailings wastewater from the carbon-in-leach circuit to Luofan River, and is required to keep the

38    Eldorado Gold Corporation

level of Weak Acid Dissociable (WAD) Cyanide tailings wastewater from carbon-in-leach circuit below 0.5ppm.

Before preproduction, the local environment around Jinfeng was investigated. An environment monitoring plan was developed in the production phase to address the potential impacts of the mine operation on air quality, noise, surface water and groundwater.

The local government approved a Rehabilitation Plan and a Mining Environment Comprehensive Treatment Report in 2009 (a regulatory requirement).

Jinfeng developed a surface remediation plan and began remediation in the construction phase, starting in 2006. As of the end of 2011, we had finished surface remediation of 130,000 m2, and stockpiled approximately 590,000 m3 of topsoil for further remediation. We will be collecting some soil from the Longtan hydroelectric dam project near Luofan River for use at Jinfeng.

Jinfeng has also built a nursery for seedling cultivation of some local plants and uses these seedlings in site remediation.

Jinfeng tailings have been shown to be net acid generating. The carbon-in-leach tailings are expected to have a residual sulphide content of about 0.5 to 1% (estimated acid generation potential of 15 to 30 kgH2SO4/tonne) with no neutralization buffering capacity since they have been acid leached. We have since decided to filter the carbon-in-leach tailings before placing them in the tailings dam. The carbon-in-leach tailings are placed by trucks, and spread and compacted by excavators and dozers. The placed tailings have no free water and will not generate leachate. We have also established a monitoring well network to monitor the groundwater chemistry under both the flotation and carbon-in-leach dams. The wells are sampled monthly and are showing no signs of reduced pH under the carbon-in-leach dam.

The small scale waste rock column tests have shown a propensity to leach arsenic. We have monitoring wells in place around the waste dump and have not noted elevated arsenic levels. We will continue to monitor the arsenic levels in the wells and if arsenic reaches an unacceptable level, remediation in the form of water treatment may be necessary.

Exploration

The Jinfeng deposit was discovered by the Guizhou 117 Brigade in the early 1980s during follow-up of regional stream sediment surveys, which identified strongly anomalous gold and arsenic values in the deposit area. Systematic subsequent exploration work included geological mapping, surface trenching, diamond drilling and excavation of a number of exploration adits.

After acquiring the project in 2001, Sino Gold completed detailed infill drilling of the deposit, and began reconnaissance exploration activities in the surrounding region.

Current exploration activities are focused on extending the known underground resource down-dip and down-plunge through underground and surface drilling, as well as identifying additional resources in satellite bodies near the surface.

Geology and mineralization

Geological setting
Jinfeng is in China’s Golden Triangle, on the southwest margin of the Precambrian Yangtze Craton.    The Golden Triangle encompasses an area with more than 200 gold occurrences and deposits hosted within Paleozoic and lower Mesozoic carbonate and siliciclastic sedimentary rocks. The Jinfeng region has gone through several periods of both extensional and contractional deformation, resulting in complex faults and fold interference patterns.

The sedimentary succession near the Jinfeng deposit is Paleozoic limestone, overlain by Lower Triassic limestone and Middle Triassic turbiditic sedimentary rocks. The deposit is along the northeast margin of the Laizishan dome, a major feature formed at the intersection of northeast-striking and northwest-striking regional anticlines, and is hosted by Triassic calcareous sandstones and shales, mostly in and immediately adjacent to a series of interconnected major faults and fault zones (the F3, F2 and F6 faults).

2011 Annual information form    39

Mineralization
The orebody is a Carlin-like, sediment-hosted, structurally controlled gold deposit with some replacement style mineralization, contained within and adjacent to a series of intersecting faults. The mineralized zone is over 1200 metres in strike length, has a vertical extent of up to 1,100 metres and is typically 10 to 50 metres wide.

The deposit can be divided into three major domains, defined on the basis of controlling faults systems:
●	mineralized zones along the F3 fault, and where the F3 fault intersects with the F7 fault
●	mineralized zones along the F2 fault
●	mineralization on a number of narrow faults in the F6 fault zone in the Rongban portion of the deposit.

Mineralization has been explored on the F3 and F7 faults to 1100 metres vertically below surface. Most of the mineralization is on the F3 fault. The ore includes disseminated pyrite, arsenical pyrite, and arsenopyrite, which replace the shale and sandstone of the Middle Triassic Xuman Formation in the fault zones and in the immediately adjacent wall rocks. Gold occurs in the rims of fine-grained pyrite and arsenopyrite grains and is very finely distributed through the deposit. Elevated mercury, arsenic, and antimony are associated with the gold.

Drilling
Data supporting the Jinfeng mineral resource is drawn from HQ and NQ diameter diamond drill holes drilled from surface locations and underground headings.

Since Sino Gold acquired the project in 2001, considerable infill drilling of the deposit and the reconnaissance exploration drilling in the surrounding region have been conducted. Since 2001, approximately 490 exploration drill holes, or 197,000 metres, have been drilled to delineate the resource and to test additional targets on the property. The deepest drilling intercepted strong gold mineralization and intense alteration at more than 1,000 metres in depth. In addition, about 680 infill drill holes, or 66,000 metres, were drilled for underground production purposes since 2008, when the underground mine operation started.

Another phase of exploration drilling began in 2010, drilling 567 holes totaling 20,500 metres, mainly from underground platforms.  In 2011, an additional 16,200 metres of underground exploration drilling (60 drill holes) and 11,700 metres of surface exploration drilling (35 holes) were completed.

In 2012, 79 exploration drill holes, or 25,000 metres, are planned for both surface and underground to further delineate the orebodies and to test new targets. 110 infill drill holes, or 14,000 metres, are to be drilled in approximately a 10 by 20 metre pattern for production purposes.

In the future, there will be similar drilling programs as in 2012 in order to further delineate the deep resources, test new targets and infill-drill the deposit areas for ongoing productions.

Drillers placed the core into labeled plastic core trays at the drill rig, and marked them before they were brought to the core shed facilities. Geological and geotechnical data were collected from the core and transferred to the project drill database. Core recovery in the mineralized zones was very good, averaging 91%.

Sampling and analysis
Sample intervals averaging 1.0 metre were selected by the geologist and marked in the core boxes. These were then sawn in half with a diamond saw. One half was submitted for assay and one half retained for reference on site. Sample intervals from underground preproduction holes were sampled in their entirety.

After initial crushing, the samples were pulverized to pass  minus 200 mesh. A 200 gm split was set aside for analysis. Prior to analysis, quality control samples, a Standard Reference Material (SRM), a duplicate sample and a blank sample were inserted into the sample stream at about every twenty-fifth sample.

Samples were analyzed by the Jinfeng mine laboratory using standard AAS-Graphite Furnace assaying after Aqua Regia digestion and hydrofluoric acid treatment to completely liberate all trace constituents from silicate mineral matrices. We also sent about 5% to 10% of the samples to the ALS facility in Guangzhou for third party quality monitoring.

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Data verification
Monitoring of the control samples, using our quality assurance and quality control program, and the third party laboratory results, showed all data were in control during the preparation and analytical processes.

Another form of verification is the reconciliation to production of mined portions of the resource model. Results to date have shown very good agreement between mined and milled production and the long-term mineral resource model.

In our opinion, these observations demonstrate that the data gathered and measured for the purposes of estimating the gold grades at the Jinfeng gold mine are verified.

In our opinion, the Jinfeng deposit assay database is accurate and precise enough to support mineral resource estimation.

Technical report

The information in this AIF is partly based on the scientific and technical data in the Jinfeng technical report, Technical Report for Jinfeng Gold Mine, China by Stephen Juras, Ph. D., P.Geo, Paul Skayman, FAusIMM, Norm Pitcher, P.Geo, and Richard Miller, P.Eng. All are employees of Eldorado Gold and qualified persons under NI 43-101.

The report is dated January 13, 2012 and effective March 15, 2011. It’s available on SEDAR. www.sedar.com.

Litigation

There are currently no known material litigation matters or outstanding actions against Sino Guizhou Jinfeng Mining Limited relating to Jinfeng.

2011 Annual information form    41

White Mountain

location	Jilin Province, northeast China
ownership	Eldorado (95%) Tonghua Jilin Tonhua Institute of Geology and Minerals Exploration and Development (Tonghua) (5%)
type of mine	underground
metal	gold
in situ gold	proven and probable reserves: 0.69 million ounces grade: 3.68 g/t measured and indicated resources: 0.87 million ounces grade: 3.47 g/t inferred resources: 0.82 million ounces grade: 5.22 g/t
average annual production	71,000 ounces
expected mine life	9 years, based on current proven and probable reserves
employees	870 (including 420 contractors)

History

2004	exploration began
2007	construction began
2008	construction completed on budget, at $65 million mining license issued in April first doré poured in October commercial production began in December
2009	Eldorado acquired Sino Gold

42    Eldorado Gold Corporation

Licenses, permits and royalties

There are currently sufficient mining rights to support our mining operations.

Mining	• mining certificate covers 205.14ha, issued April 16, 2008, expires April16, 2019 • mining license covers 29.4 hectares, expires March 13, 2059
Exploration
Jilin based exploration consists of 6 exploration licenses, controlled by 2 JV companies:
• White Mountain, covers 56.58 km2, issued April 27, 2010, expires April 26, 2012
• Zhenzhumen, covers 17.55 km2, issued December 8, 2009, expired December 7, 2011
• Xiaoshiren SW, covers 14.67 km2, issued July 11, 2010, expires July 10, 2012
• Xiaoshiren NE, covers 23.51 km2, issued December 27, 2009, expired December 26, 2011
• Xiaoshiren, covers 4.08 km2, issued July 14, 2011, expires July 13, 2013
• Dongdapo, covers 21.54 km2, issued August 31, 2010 expires August 30, 2012
The White Mountain, Zhenzhumen, and Xiaoshiren NE licenses are currently undergoing renewal.

Permits
Operating permit: issued February 20, 2008, expires February 20, 2018. Was rechecked in 2010 and passed.
Tailing dam safety production permit: issued January 21, 2010, expires January 20, 2013.
Underground safety production permit: issued July 5, 2010, expires July 4, 2013

Royalties	We pay an annual resource compensation fee of 2.4% of sales revenue to the provincial government.

About the property

White Mountain is in Jilin Province in northeast China, 230 km southeast of Changchun.

The site is in the Longgamp Mountains about 8 km west of the city of Baishan. There are two topographic areas: the low mountain area and the valley basin. Vegetation is mainly natural secondary forest.

The site is 2 km from a Class 1 highway that connects Baishan and Changchun. Flights to many domestic and international cities are available from Changchun Longjia International Airport. There is a large labour pool in the area and both mechanical and electrical maintenance are provided locally.

There is plenty of surface water in the area, from the Diaoshuishe and Dabanshigouhe branches of the Huihe River and the Huijiang River. The Diaoshuishe branch is the main water source for the operation. The pipeline is buried to prevent freezing in the winter.

The mine is connected to the 66kV Jiangbei Electrical Substation approximately 4 km from the site.

The tailings storage facility is about 600 metres west of the site in a steep sided valley. The mill is situated where the Zhengjiangon Creek and the larger Zhenshumengoa River meet.

Climate
The area is in the north temperate climate zone. It has annual average precipitation of 350 to 1,000 mm, 60% of which falls from June to August. The temperature ranges from - 42.2 C to 36.5 C, with an annual average temperature of 4.6 C.

Operations

We use a sub-level open stoping mining method where the orebody is thicker than 10 metres and steeper than 55 degrees, and a benching method in narrower areas. The processing plant is a standard carbon-in-leach plant.

We have based the production schedule on metallurgical testing that identified two types of ore:  non-refractory (approximately 90% of the ore) and refractory (approximately 10%). Recoveries are nominally 85% for non-refractory and 65% for refractory ore.

2011 Annual information form    43

Since the refractory component is a small percentage of the overall orebody we have chosen to use a standard carbon-in-leach plant. Because of the refractory component, recoveries can be variable based on where we are mining in any month. Late in 2011, a caustic pre-treatment process was commissioned to enhance recovering in sulfide ores. Initial results have been successful and this process is expected to raise overall recovery by 1% to 2% and in sulphide ores by 5 to 10%.

Life of Mine Production and cost estimates

●	production: 700,000 tonnes per year
●	gold doré: 71,000 ounces per year at a metallurgical recovery rate of 80.3%
●	cash operating cost: $530 per ounce

Capital costs in 2011 were $17 million for underground development and infrastructure, processing upgrades and exploration. Capital costs for 2012 are expected to be $15 million.

Forecast production for 2012 is 75,000 to 80,000 ounces at a cash operating cost of $535 - $550 an ounce.  The cost for processing and mine support is expected to remain constant for the rest of the mine life, except in response to changes in the costs of inputs that affect the entire gold mining industry including, among other things: the cost of diesel and reagents, the cost of labour, exchange rates and inflation.

Environment
White Mountain has had an exemplary environmental record and operates under high environmental standards and facility designs.

Extensive testing of nearby streams resulted from an event in 2009 in which a small group of farmers blocked our road, alleging pollution of water in a nearby creek. This testing confirmed no pollution. We now have the approval of the Environmental Protection Bureau to discharge treated water.

White Mountain has a good relationship with the surrounding community and local government. This is bolstered with our “Four Party Joint Office” consisting of the company, government, Jilin University, and Community representatives.

Exploration

The Chinese Provincial exploration brigade carried out preliminary exploration in the White Mountain area from the late 1990s until 2003, when Sino Gold acquired an interest in the project through a joint venture. Preliminary exploration work by the Chinese Brigade included geological mapping, soil geochemistry, trenching, and excavation of two adits and completion of three drillholes.

After the deposit was discovered in late 2004, Sino Gold drilled over 84,000 metres over a three year period. Recent exploration has focused on drilling stepout holes along strike and downdip on the main orebody. In addition, early-stage exploration programs comprising mapping, soil sampling, trenching, and drilling are ongoing on several nearby prospects with geological characteristics similar to the White Mountain deposit.

Geology and mineralization

Geological setting
The White Mountain deposit is located adjacent to a regional northeast-striking fault zone that separates Archean craton from a sequence of Phanerozoic sedimentary rocks. Gold mineralization is known to occur over at least a 6 km strike length of the fault zone, primarily hosted in the younger stratigraphic sequence.

Most of the White Mountain deposit occurs along a southeast dipping (40-50°) contact between marl and dolomite and overlying quartzites historically referred to as the F100 fault. This contact terminates updip against the northeast striking F120 fault which dips 70-80° to the southeast. It records significant movement and juxtaposes the hanging wall sequence against a sequence of folded shale and fine-grained sandstone in the footwall.

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The deposit is thickest and has highest grades where the controlling contact intersects the F102 fault, and within a few hundred metres downdip of this intersection. Mineralization extends over a strike length of approximately 1,400 metres, and to between 100 and 600 metres downdip from the intersection with F102.

Mineralization
Gold mineralization at White Mountain occurs within and adjacent to a silicified hematitic breccia zone and is associated with pyrite, hematite, and barite. The breccia is localized along the quartzite - dolomite contact, and the thickness of the strongly mineralized zone ranges between ten and twelve metres. The deposit remains open along strike to the northeast and at depth.

Drilling
The data supporting the mineral resources is drawn from diamond drill holes of NQ diameter, drilled from surface locations and underground headings. Surface drilling includes a total of 326 holes covering 106,570 metres, generally in a 40 by 50 metre grid over the deposit. Underground drilling includes a total of 749 holes covering 54,320 metres in a 15 by 10 metre pattern.

Drillers placed the core into labeled plastic core trays at the drill rig, and marked them before they were brought to the core shed facilities.

Geological and geotechnical data were collected from the core and transferred to the project drill database. Core recovery in the mineralized zones was higher than 95%.

Samples were selected at one metre intervals. The core was cut in half with a diamond saw. Half was sent for analysis and the other half returned to the core tray.

Surface core samples were dispatched to the sample preparation facilities operated by Geological Brigade 606 – Non-Ferrous Metallic and Geological Exploration Bureau of Jilin Province in Tonghua city.  Underground samples were processed at the mine site sample preparation facility.

Sampling and analysis
After initial crushing, the samples were pulverized to pass minus 20 mesh. A 300 g sample was then pulverized to minus 200 mesh and poured into kraft bags. Core samples were prepared by inserting a Standard Reference Material (SRM), a duplicate sample and a blank sample into the sample stream at every twentieth sample.

Until 2010, all surface samples were analyzed at Northwest Non-ferrous Metals Geology Institute at Xi’an in Shaanxi province, where samples were assayed using standard AAS-Graphite Furnace assaying after Aqua Regia digestion and hydrofluoric acid treatment to completely liberate all trace constituents from silicate mineral matrices. Since 2010, we have sent the surface samples to the ALS analytical laboratory in Guangzhou, which used fire assaying methods. Underground samples are analyzed at site.

Data verification
Xi’an Lab analyses of resource and reserve drilling phases was reviewed and early analyses (2004 to 2006) found to be precise but variably accurate. However, much of the deposit covered by these older data has been re-drilled as part of ongoing underground grade control drilling. The underground data are supported by quality control and quality assurance samples which showed that all data were in control throughout the preparation and analytical processes. The same control was demonstrated for samples sent to ALS.

Another form of verification is the reconciliation to production of mined portions of the resource model. Results to date have shown good agreement between mined and milled production and the long-term mineral resource model.

In our opinion, these observations demonstrate that the data gathered and measured for the purposes of estimating the gold grades at the White Mountain gold mine are verified.

2011 Annual information form    45

Technical report

The information in this AIF is partly based on the scientific and technical data in the historical White Mountain technical report prepared for Sino Gold: White Mountain Project, Jilin Province, China, by Michael Warren, BSc. (Mining Eng.), MBA, FAusIMM, FAICD. of SRK Consulting (Australasia) Pty Ltd.,

a qualified person under NI 43-101.

The report is dated October 10, 2007. It’s available on SEDAR www.sedar.com under the Sino Gold Mining Limited company profile.

Litigation

There are currently no known material litigation matters or outstanding actions against White Mountain, or Sino Gold Jilin BMZ Mining Limited relating to White Mountain.

46    Eldorado Gold Corporation

Eastern Dragon

Development project

location	Heilongjiang Province, northern China
ownership	Heihe Rockmining Limited, a joint venture - Eldorado (95%) - DaxinglanlingYihua Mining Development Company Limited (5%)
type of mine	open pit and underground
metal	Gold and silver
in situ gold	proven and probable reserves: 0.76 million ounces grade: 7.71 g/t measured and indicated resources: 0.85 million ounces grade: 7.50 g/t inferred resources: 0.19 million ounces grade: 2.67 g/t
average annual production	80,000 ounces
expected mine life	7 years, based on current proven and probable reserves
employees	350 (at full production including contractors)
commercial production	expected in late 2012

History

1998	routine geological surveying began
1999	707 Brigade discovered the deposit
2003	Heihe Rock Mining Development Limited (Hong Kong) acquired the deposit
2008	Sino Gold acquired Heihe, and with it, 95% of Eastern Dragon
2009	Eldorado acquired Sino Gold EIA report was approved in August

2011 Annual information form    47

Licenses, permits and royalties

Mining	Permitting is on track
Exploration
• Heilongjiang based exploration consists of two exploration licenses
• Lode 5, covers 0.14km2, issued January 19, 2012, and expires January 14, 2014
• Sanjianfang, covers 43.78km2, issued February 1, 2010, expired January 31, 2012
(Both licenses currently undergoing renewal) An application process is underway to transfer ownership of the exploration license for the adjacent 53 km2 from 707 Brigade to the joint venture. This area is known as EL53.

Permits	The following permits are required: • project permit approval • mining license • forestry permit (tree removal) • gold operating permit
Royalties	We are required to pay royalties to state and local authorities. We are negotiating the amounts and will finalize the arrangement after we receive all permits.

About the property

Eastern Dragon is in Heilongjiang Province in northern China, approximately 425 km north of the provincial capital Harbin, and 45 km southeast of the town of Xunke. Xunke is 70 km from Heihe city, 118 km from Sunwu county town and 120 km from Yichin city in Wuyiling district.

There is road and rail access from Harbin to Sunwu and Yichin. A sealed highway just a few kilometres from the site connects Heihe to Xunke. There are flight connections between Heihe and Harbin and from Harbin to other cities in China, including Beijing.

The deposit is 200 to 280 metres above sea level, in an area of rolling hills that are farmed in the summer or dedicated to forestry. The lower lying areas are suitable sites for mine infrastructure, tailings and waste disposal, subject to government approval. An 8 km road from the highway to the project area passes through farmland and forested areas, and is unsealed over the last half.

There is a 35kV power substation 8 km from the site. Water can be sourced from the Kubin River, 1.2 km to the north of the deposit. Coal is available from the Heilongjiang Hegang coal mine. Basic building materials can be sourced from Heihe and other materials from Harbin.

Climate
The area has relatively long winters and short, hot summers. Average annual rainfall is 430 mm. It generally is covered in snow from mid-October to April.

Operations

Eastern Dragon will start out as a small open-pit mine, and then become an underground operation.

The proposed open pit has been designed to minimize land use, and we expect it to have enough volume to store all of the tailings from the underground operation.

A total of $24.3 million was spent on construction at the Eastern Dragon project in 2011. During the year site buildings were enclosed and major mechanical and electrical phases were completed. In November construction was suspended pending receipt of permitting required to complete development of the mine. This includes constructions of the tailings and storage facilities as well as the open pit and rock dump areas.

The contractor is expected to begin work in April 2012 on, a diesel farm, a workshop and other mine infrastructure. Pre-stripping will begin in June 2012, and open pit ore production in October 2012.

The contractor should begin development of the underground mine in July 2014, as long we receive the project permit. We expect construction and ramp-up to full production to take approximately two years: three months for portal work, fifteen months to develop the decline to 125 metres elevation at an advance rate of 60 metres per month, and three to six months for ore sill development and other preproduction activities.

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Underground ore production should begin at lower rates in July 2013, and reach peak production of 1,000 tonnes per day at the end of 2013. We have to mine two underground bench stopes concurrently, at a vertical advance rate of approximately 30 metres per year, to meet this production level.

The Eastern Dragon ore is high grade (7.71 g/t Au and 71 g/t Ag), and it is amenable to cyanide leach with high recoveries for both gold and silver. The process plant is designed to treat 450 tonnes of ore per day initially and will increase to 1,000 tonnes per day as part of a planned expansion.

We are using conventional equipment and processes:
●	run of mine ore is crushed in a two-stage crushing circuit and then milled in a single stage ball mill
●	the ore is leached with cyanide and thickened
●	the thickener overflow is fed to a carbon-in-column (CIC) circuit, which removes most of the silver from the circuit
●	the thickener underflow is leached again with cyanide in a normal carbon-in-leach circuit. This, combined with the pre-leach and the CIC, ensures the highest possible recoveries of gold and silver.
●	loaded carbon from the two circuits is then combined and eluted to recover the precious metals
●
after we have recovered the gold and silver, the tailings from carbon-in-leach circuit are thickened. The overflow is recycled, and the underflow is forwarded to a cyanide destruction circuit and then dewatered using filter presses to produce a filter cake suitable for dry stock tailings disposal. During the first two years of operation, tailings will be impounded in an interim tailings dump. After open pit mining stops, these will be moved to the mine’s open pit.

Life of Mine Production and cost estimates
●	production: 450 tonnes per day for 12 to 24 months, followed by 1,000 tonnes per day, or 360,000 tonnes per year thereafter.
●	gold doré: 80,000 ounces per year at a metallurgical recovery rate of 90%
●	silver: 580,000 ounces per year at a metallurgical recovery rate of 80%
●	cash operating cost: $176 per ounce gold (after silver credits, calculated using a silver price of $35 per ounce)

Forecast production for 2012 is 25,000 to 30,000 ounces at a cash operating cost of $65 – $80 an ounce.  Capital costs for 2012 are expected to be $45 million.

Environment
We are developing environmental management programs and procedures, including environmental monitoring, tailings storage facility operation, site rehabilitation, water management and hydrocarbon management. Site rehabilitation will begin during the construction stage.

The local Land and Resource Bureau will require a mine closure bond as financial assurance. This will be returned in stages as rehabilitation is completed.

Exploration

The Eastern Dragon deposit was discovered in 1998, after the Heilongjiang 707 Brigade identified mineralized quartz vein float during a regional geological survey and 1:200,000 mapping program.  Between 1999 and 2002, the 707 Brigade completed geological mapping, soil and stream sediment sampling programs, extensive trenching, gradient array resistivity and ground magnetic surveys, excavation of underground exploration adits and over 8,900 metres of diamond drilling. This work outlined an initial resource on the Lode 5 vein deposit, and identified several other vein targets in surrounding areas.

Recent exploration includes induced polarization and ground magnetic geophysical surveys in 2009 and 2010, as well as additional prospecting and sampling. Drilling in 2009 extended known mineralization 200 metres to the north and 75 metres to the south along strike. Assays confirmed that the northern extension contains several high-grade mineralized zones near the surface.

2011 Annual information form    49

Geology and mineralization

Geological setting
Eastern Dragon sits above a basement granitic intrusive complex, composed of medium grained granodiorite and adamellite of probable Triassic age. These are unconformably overlain by a Cretaceous volcanic, volcaniclastic and sedimentary sequence of intermediate to locally felsic composition. The northern part of the deposit underlies a post-mineralization sequence of weakly-consolidated Tertiary alluvial and colluvial sandstone and conglomerate up to 25 metres thick.

The epithermal veins at Eastern Dragon occur along roughly north-south striking, subvertical faults that cut and displace the basement rocks and overlying Cretaceous strata, but are overlapped by Tertiary sedimentary rocks. Displacement on these faults does not appear to be more than a few tens of metres.

Mineralization
Eastern Dragon is a low sulfidation, epithermal vein deposit. Most of the defined resource is confined to a single vein (Lode 5), that has been traced over a strike length of approximately one kilometre north-south. The mineralized part of Lode 5 averages around 6 metres wide, and is steeply dipping to subvertical.

The vein is infilled mainly with colloform and crustiform banded quartz, often pseudomorphing bladed calcite. Breccia textures are common. Paragenetically late quartz plus chlorite plus pyrite overprints the banded quartz veins, and is associated with lower gold grades. The veins are enveloped in a clay and sericite alteration zone, grading outward to chlorite alteration of matic minerals in host rock.

Drilling
The 707 Brigade completed 45 diamond drill holes totaling 8,903 m from 1998 to 2002.

In 2008, Sino Gold carried out several hundred check assays, including diamond drilling and channel sampling, to extend, infill and check the work done to date. Drilling completed by Sino Gold totals 133 holes covering 29,000 metres. All diamond drilling was done with diamond drill rigs of NQ to HQ size. Drill lines are from 25 to 50 metres apart. Drill holes are typically 30 to 50 metres apart, and are inclined to the east and west, from about 45 degrees to almost vertical.

Collars were located by detailed surveys. Down hole surveying was routinely done at 30 metre intervals and at the end of the hole, mostly using an Eastman down hole survey tool.

Drillers placed the core into recycled plastic core trays at the drill rig, and marked them before they were brought to the core shed facilities.

Geological and geotechnical data were collected from the core and transferred to the project drill database. All core was photographed before sampling.

Samples were selected at one metre intervals. The core was cut in half with a diamond saw. Half was sent for analysis and the other half returned to the core tray. Core recovery in barren and mineralized zones was higher than 95%.

We keep the core library in storage facilities on site.

Sampling and analysis
After initial crushing, each sample was pulverized to pass minus 200 mesh. About 80 g of the pulverized sample was sent to Intertek (Beijing) and SGS (Tianjin), and assayed for both gold and silver using fire assay with an atomic absorption finish.

Core samples were prepared by inserting a standard and duplicate control sample into the sample stream at every tenth sample. Blank samples were not inserted, although some standards used were of such low values that they were effectively blanks. A third party laboratory was used in all campaigns.

About 5 to 10% of the samples were sent to the ALS facility in Brisbane and later to the ALS facility in Guangzhou. Samples were analyzed by fire assaying methods.

The specific gravity was measured for 424 samples, using the weight difference in air and when submerged in water. The average specific gravity for Lode 5 was 2.55.

Metallurgical sampling test work has been carried out on three composite samples:

50    Eldorado Gold Corporation

●	one from surface trenches, carried out by 707 Brigade and tested at Changchun Gold Research Institute
●	a mix of surface trenches and adit channel sampling, carried out by 707 Brigade and tested at the Jilin Gold Research Institute
●	a mix of surface and adit samples plus selected drill core, carried out by Heihe and tested at Beijing General Research Institute for Mining and Metallurgy

The two programs carried out by 707 Brigade included evaluating gold recovery by flotation, gravity and leaching, and included evaluation of carbon-in-leach, resin-in-pulp and leach/zinc cementation leaching options.

The more recent program by Heihe included leaching test work, evaluating a flotation/carbon-in-leach option and test work for partial recovery of precious metals from solution onto carbon using columns.

Standard analytical methods were used and duplicate tests were carried out for all major tests. Leach recoveries for gold from all three programs were higher than 94%.

Data verification
A review of earlier quality assurance and quality control data showed that samples from the 707 Brigade were in control during preparation and analytical processes. Data from the 2009 and 2010 drill campaigns and the third party laboratory check assays were also in control.

In our opinion, the Eastern Dragon deposit assay database is accurate and precise enough to estimate resources.

Litigation

There are currently no known material litigation matters or outstanding actions against Eastern Dragon or Heihe Rockmining Limited relating to Eastern Dragon.

2011 Annual information form    51

Regional review

Brazil

Vila Nova
Tocantinzinho
Brazil
Brasilia
South
Pacific
Ocean
South
Altantic
Ocean

We have a long history of operating in Brazil, dating back to 1996, when we acquired the Sao Bento Mine and other exploration assets from Gencor. We sold the Sao Bento Mine to AngloGold in 2008, but retained Sao Bento’s key management and exploration executives, who have since been responsible for discovering, developing and operating the Vila Nova Iron Ore Mine, advancing Tocantinzinho towards a feasibility study and construction decision, and evaluating new opportunities in the gold and mineral sectors of Brazil.

Properties

We currently have one operation and one development project in Brazil:
●	Vila Nova – iron ore mine
●	Tocantinzinho – gold development project

Other exploration

Our exploration programs in Brazil focus on our existing projects in the Tapajos region of Para state, and on project generation opportunities elsewhere in Brazil. In addition to the Tocantinzinho development project, we are presently exploring at our nearby Agua Branca and Piranhas projects.

52    Eldorado Gold Corporation

Vila Nova

Iron ore mine

location	southern Amapá State, Brazil
ownership	Sao Bento Mineraco SA, a wholly owned subsidiary of Eldorado 100%
type of mine	open pit
metal	iron ore
reserves and resources	proven and probable reserves: 8.94 million tonnes grade: 60.9% Fe measured and indicated resource: 9.63 million tonnes grade: 61.5% Fe inferred resources: 2.02 million tonnes grade: 61.2% Fe
expected annual production	600,000 tonnes with potential to increase to 1,000,000 tonnes per year
expected mine life	9 years, based on current proven and probable reserves and the maximum throughput rate
employees	301 employees (includes 258 contractors)
production	In 2011 we produced 540,000 tonnes of lump and sinter ore. In 2012 we expect to produce between 560,000 and 600,000 tonnes
cash operating costs	In 2011 cash costs were $64 per tonne. In 2012 we expect costs to be between $65 and $75 per tonne

History

1948	Ackermann, a geologist, retained by the Federal Territory of Amapá, published a paper on the mineral resources of the area, with emphasis on the Santa Maria do Vila Nova iron ore
1946 to 1947	Hanna Exploration Co., a North American company, carried out rotary drilling in the Santa 1947Maria area, focusing on iron ore. Drilling covers 1,662 metres, and features a low recovery
1983 to 1987	Mineração Amapari S/A carried out gold and iron exploration using the Hanna drilling 1987 data, and is granted the mining rights from the Brazilian National Production Department
2005	Eldorado entered into an agreement with Mineração Amapari SA to evaluate the deposit, and signed an option agreement to acquire 50% of Vila Nova
2006	Exercised our option and acquired a 50% interest in the project
2007	Feasibility study was completed Increased our interest to 75%
2009	Acquired the remaining 25%, increasing our interest to 100%

2011 Annual information form    53

Infrastructure was completed and plant commissioned
2010	Trial mining began
2011	Commercial production began

Licenses, permits and royalties

Mining
We have mining rights for 4,254 hectares under two licenses
•Process #858.119/2009
•Process #850.048/80. This is the result of a partial transfer and assignment of mining concession #145/91 to Unamgen (a Brazilian subsidiary) in 2010. Authorization was published at the Official Gazette (Diário Oficial da União ) on January 28, 2010 and recorded at National Department of Mining Production files on February 9, 2010.

Exploration
We have exploration licenses that cover 152,000 hectares around the former Vila Nova gold project. The mineralized trends from the Vila Nova project extend into this area, and regional airborne geophysical data has defined several targets along regional structural lineaments. We carried out a grassroots evaluation of these targets in 2007, including soil and stream silt geochemical sampling, but did not find any geochemical or geological anomalies. We are no longer exploring in this region.

Permits	The project is fully permitted for commercial production.
Royalties	A royalty of 2.0% on revenues is payable to the Brazilian government.

About the property

The 1,475 hectare Vila Nova property sits 175 km west of Macapá, the capital of  Amapá State, in northeastern Brazil. The majority of workers are drawn from the local region.

The site is mostly flat, with small slopes and dense vegetation. The nearby Vila Nova River, which flows through the property, is used for water supply.

To support mining, processing and transportation, maintenance shops, accommodations, water and electrical supply, crushing and screening facilities, a spiral circuit and a tailings dam have been built.

The tailings dam is made of compacted earth from the surrounding areas. The first phase of construction will support four years of operation. A second phase will raise the crest of the dam to contain all tailings generated during the mine’s nine year life.

Processed iron ore is sent by rail to the port for shipping. The Public Port CDSA is operated by the Santana Port Authority. A second private port is operated by Anglo Ferrous do Brazil. The two ports are on the north bank of the Amazon River, in the town of Santana, approximately 18 km upstream from Macapá. All shipments have been sent through the Anglo Ferrous port. There are no plans to use the public facility at this time.

Climate
The site is in a tropical rainforest region. Annual rainfall is 2,300 mm, and 85% of this falls in the rainy season (December to June). The annual temperature ranges from 230 C to 350 C. Relative humidity is 95%.

Operations

The Vila Nova Iron ore deposit is 5 - 40 metres thick and 1,800 metres along strike. The ore body is subvertical, with hanging and footwall made up of weathered schist. It is well-suited for open pit mining using small mine equipment.

The mine is a standard open pit that produces two products: lump ore and sinter fines. It uses hydraulic excavators and highway-type haul trucks with conventional rock boxes.

54    Eldorado Gold Corporation

Trial mining and processing was conducted in June 2010 to test plant performance and logistic systems. The initial monthly production rate for 2011 was 55,000 tonnes of run of mine ore, yielding 45,000 wet metric tonnes of finished product. Approximately 50 percent of this is lump ore and 50 percent sinter fines.

High grade phosphorus ore from the upper benches is stockpiled and later blended with low grade phosphorus ore. Waste rock is placed onto a dump 2.5 km from the pit. In 2011, the strip ratio was 3:2:1 and for 2012 the strip ratio is planned to be 7:1. During 2011, we had a contract with Anglo Ferrous to transport iron ore to Santana by railway, and provide ship loading in the Anglo Ferrous port. We completed eleven shipments of lump and sinter in 2011 and all material was sold on the spot market. Currently negotiations are underway for a five year contract with Anglo Ferrous. This longer contract is precipitated by the need to increase the rolling stock on the existing rail line. It is expected that this contract will be signed early in 2012.

Production and cost estimates
●	production of finished products:
2012: 535,000 dry metric tonnes
2013: 535,000 dry metric tonnes
●	operating costs: approximately $75 per dry tonne of lump ore and sinter fines for the life of mine

There is provision to increase the production rate at Villa Nova with modest capital requirements. However, at the end of 2011, the iron ore spot price was not supportive of such investment. This will be reviewed moving forward. Capex to date is $46.7 million.

The maximum general corporate tax rate in Brazil is 34%. Due to its location, however, Vila Nova qualifies for a reduced tax rate of 15.25%.

Environment
On July 29, 2011, Amapá State’s environmental agency granted transference of the operating environmental license which is valid for one year.

We have implemented an environmental sampling program to monitor the pH, oils and chemical elements in the water and effluent, to make sure the operation is not contaminating the adjacent water systems. Every four months, we send a report with the results to Amapa State’s SEMA Environmental Agency.

Once the mine is closed, we will re-vegetate the pit, tailings dam and the waste dump and plant regional trees.

Geology and mineralization

Geological setting
The deposit is a steeply dipping outcropping hematite body, 5 - 40 metres thick, that trends approximately north-south with a narrower fold limb extending to the northwest.

Mineralization
The resource contains massive and laminated hematite with minor intercalations of schist in the central and southern part of the ore body and softer more granular hematite in the north, particularly north of the Vila Nova River where it becomes interspersed with iron rich schist (itabirite).

Drilling
From 2005 to 2007, we carried out topographic and geological mapping, surface sampling, diamond drilling, chemical analyses of surface and drill core samples, metallurgical characterization testing and review of mineral resources and reserves.

49 diamond drill holes for a total of 4,194 metres were drilled. Of these, 31 (2,951 metres) were in the portions of the deposit where mineral resources were estimated. Drilling was by wireline method with H-size equipment. Drill core samples ranged from 4.0 to 5.5 metres in length (40 percent equal to 5.0 metres). Trench samples excavated in Bacabal South were 5.0 metres.

Core samples were cut longitudinally with a diamond rock saw. One half was stored in special treated wood core boxes and the other half used for analysis.

2011 Annual information form    55

Standard logging and sampling conventions were used: the core was photographed before being sampled, and logged in detail onto paper logging sheets. This information was entered into the project database. Core recovery was very good to excellent.

Sampling and analysis
We placed the samples in reinforced plastic bags, boxed them, and sent them to two laboratories for chemical analysis: the SGS-GEOSOL facility in Belo Horizonte, Brazil and the ALS Chemex laboratory facility in Vancouver, Canada.

The following elements were analyzed: Al2O3, BaO, CaO, Cr2O3, Fe2O3, MgO, MnO, P2O5, K2O, SiO2, Na2O, SrO and TiO2 (to a detection limit of 0.01%). Ferrous Fe and LOI were also measured. Samples also underwent material characterization analysis.

Data verification
For quality control, we monitored two sets of duplicate data: regularly submitted coarse reject duplicates, and submissions to a second laboratory. Results show good reproducibility and no bias in the assay process.

Before modeling, we verified assay, collar coordinate and down hole survey data in the Vila Nova database against source data, and did not find any significant discrepancies.

In our opinion, the Vila Nova database is accurate and precise enough to estimate resources.

Technical report

The information in this AIF is partly based on the scientific and technical data in the Vila Nova technical report: Technical Report on Vila Nova Iron Ore Project, by Roberto Costa, Roberto Costa Engenharia Ltda, and Stephen Juras, Ph.D., P.Geo. of Eldorado, qualified persons under NI 43-101.

The report is dated July 31, 2007. It’s available on SEDAR www.sedar.com.

Litigation

There are currently no known material litigation matters or outstanding actions against the Vila Nova Mine, or Sao Bento Mineracao Ltda. relating to Vila Nova.

56    Eldorado Gold Corporation

Tocantinzinho

Development project

location	Brazil
ownership	Brazauro Recursos Minerais Ltd., a wholly owned subsidiary of Eldorado 100%

type of mine	open pit
metal	gold
in situ gold	proven and probable reserves: 1.98 million ounces grade: 1.25 g/t measured and indicated resources: 2.39 million ounces grade: 1.06 g/t inferred resources: 0.15 million ounces grade: 0.66 g/t
average annual production	159,000 ounces
expected mine life	11 years
commercial production	first quarter of 2015
employees	500 (at full production)

About the property

Geological setting
The Tocantinzinho project is located in the State of Pará in Northern Brazil, in the Tapajós region.  It is estimated that the Tapajós historically has produced up to 30 million ounces of gold from artisanal miners exploiting both alluvial and sapprolite hosted gold.

Exploration
Artisanal miners have been active at the Tocantinzinho project since the 1980’s but the bedrock potential of the area was not fully recognized until diamond drilling was completed by Brazauro, beginning in 2003.  Brazauro continued exploration of the property until Eldorado optioned the project in 2009. Drilling of the main deposit area, conducted first by Brazauro and subsequently by Eldorado, has defined a body of disseminated mineralization measuring over 700 metres in strike length by up to 180 metres wide. The deposit has been drilled to maximum depth of 400 metres below surface to date, and remains open at depth.

Exploration outside of the main deposit area is directed towards identifying drilling targets that might yield satellite mineralized bodies. To date, this work has included airborne magnetic and radiometric surveys, IP surveys, collection of outcrop and channel samples (mainly from artisanal workings), and extensive grid-based soil sampling programs. Geochemical and geophysical anomalies identified by these means are typically followed up with detailed infill soil sampling programs, and testing with either power auger drilling, reverse circulation drilling or diamond drilling.

Geological setting
The Tocantinzinho project lies within the Tapajós gold district, in the south-central part of the Amazon Craton. The district is dominantly underlain by granitic rocks of Paleoproterozoic age.

The oldest mapped rocks are gneiss, schist, and metagranite of the Cuiu-Cuiu complex (2,011-2,033 Ma), which are intruded by granite and granodiorite of the Parauari Suite (1,957-1,997 Ma), tonalite, diorite and granodiorite of the Tropas Suite (1,898 -1,907 Ma), and granite and granodiorite of the Creporizão Suite (1,853- 1,893 Ma). Extrusive volcanic rocks of the Bom Jardim, Salustiano, and Aruri Formations (1,853

2011 Annual information form    57

1,900 Ma) cut or overlie all of these units. Alkaline granites of the Maloquinha Suite (1,870-1,882 Ma) are widespread and intrude all older rock units.

Gold mineralization is found throughout the Tapajos district. In addition to Tocantinzinho, known deposits include Cuiu-Cuiu , Palito, Ouro Roxo, São Jorge, Sucuri ,V3-Botica, Bom Jardim, Doze de Outubro, and
Mamoal.

Many of the known gold occurrences in the Tapajos, including Tocantinzinho, are along a northwest trending regional lineament known as the Tocantinzinho Trend. The trend is readily visible in regional topographic data, satellite images and airborne geophysical data. The Tocantinzinho deposit is elongate in this same northwest orientation and is interpreted to be spatially controlled, at least in part, by this regional-scale structure.

The most widespread igneous rocks in the immediate area of Tocantinzinho are the granites and quartz-monzonites of the Parauari Suite. Much of the gold mineralization encountered to date is hosted by coarse grained, pink to grey syenogranite to monzogranite, with distinctive amoeba shaped quartz grains. This is known locally as salami and smoky granite.

Mineralization
The Tocantinzinho deposit is an elongate northwest-trending body, measuring approximately 180 metres wide x 700 metres long. It is a bulk-tonnage, sheeted to stockwork quartz vein deposit, hosted in granitic rocks of the Parauari Intrusive Suite. Gold is associated with hairline to 4 cm quartz veinlets in altered granites, and in aplite and pegmatite phases of the intrusive suite.

The mineralized zone has two types of veins and veinlets: an earlier sheeted quartz-chlorite vein system with associated pyrite, and younger veins of gray quartz with pyrite, generally with chlorite and carbonate and variable but small quantities of chalcopyrite, galena, sphalerite and native gold. The overall sulfide content of the gold-bearing zone varies from one to three percent.

The mineralized granites are cut by unmineralized andesite dykes, the largest of which widens upward and caps mineralization in the northwestern portions of the deposit. Andesite exists in other parts of the deposit as a series of northwest-striking dykes that are interpreted to have fed the larger andesite body. Both mineralized granites and unmineralized andesites are cut by post-mineral rhyolite dykes.

Drilling
Drilling campaigns, all from surface, were carried out by Brazauro between 2004 and 2008, and Eldorado since 2008. A total of 49,000 meters in 175 core holes were drilled for exploration and resource infill purposes through 2010.  Additional drilling for metallurgical information (1500 metres in 5 core holes) and geotechnical information (1460 meters in 6 core holes) was also conducted.  In 2011, 58 additional exploration drillholes were completed, totaling 17,400 metres, at targets peripheral to the main deposit area. All diamond drilling was done with wire line core rigs using NQ and HQ size coring.

Drill holes collars were located using a total station instrument. All drill holes were drilled at inclinations ranging from 47° to 83°, along 40° to 220° azimuths. Down-hole surveys deviation (azimuth and inclination) were taken approximately every 60 meters using the Reflex EZ Shot instrument.

Geology and geotechnical data were collected from the core and it was photographed before sampling.

Core recovery in the mineralized units was very good.

The core is stored in storage facilities near the site.

Sampling and analysis
Sample intervals from 0.2 meters to 2.0 meters were selected by the geologist and marked in the core boxes. Individual samples were then cut using a diamond rock saw. One-half of the sawn core was bagged and sent for sample preparation and analysis to SGS Geosol (Brazauro) and ALS Laboratory group facilities in Brazil.

After initial crushing, the sample was split to retain approximately one kilogram for pulverization. After pulverizing, the sample was split again to create 250 to 300 g pulps. A Standard Reference Material (SRM) sample, a duplicate sample and a blank sample were inserted into the sample stream at about

58    Eldorado Gold Corporation

every tenth sample.  All samples were assayed for gold by 30 g charge fire assay with an atomic absorption finish.

Data verification
Monitoring of the quality control and quality assurance samples showed all data were in control throughout the preparation and analytical processes.

The database supporting the Tocantinzinho resource model was reviewed in detail. Checks were made to original data certificates with any discrepancies corrected prior to use in resource estimation.

In our opinion, the resource database for the Tocantinzinho deposit is sufficiently free of error to be adequate for estimation of the respective mineral resources. These data are also, in our opinion, accurate and precise enough for resource estimation.

Development

In 2009, Brazauro advised Eldorado that we had met our commitment to spend $9.5 million on exploration and development under the earn-in arrangement with Brazauro.  Eldorado has since acquired 100% of the securities of Brazauro.

Work has focused on engineering studies covering the process plant, mine design, tailings management facilities (TMF), and other significant infrastructure installations, including power and access options. This work has led to compilation of a pre-feasibility study and report issued in July, 2011. Results of the pre-feasibility study are summarized below.

Project Data	Prefeasibility Results
Production Data
Life of Mine	11 Years
Mine Throughput	4,400,000 TPY
Metallurgical Recovery Gold	90.1%
Average Annual Gold Production	159,000 Ounces
Total Gold Produced	1,780,300 Ounces
Operating Costs/ Tonne Ore
Total Operating Cost/Tonne Ore	$ 20.31/Tonne
Cash Operating Costs	$ 559/Ounce

Capital Cost
Initial Investment Capital	$ 383.519 M

Economics @ $1,250 Au After Tax
Net Present Value After Tax @ 5%	$ 187.213 M
Internal Rate of Return After Tax	11.8%

Based on the positive results of this study, exploration and development at the project continued in 2011. Field work was initiated to collect data on geotechnical, hydrogeological, and hydrology conditions at the site, in preparation for completion of a full feasibility study scheduled for release in Q3 2012.

Litigation

There are no known material litigation matters or outstanding actions against the Tocantinzinho Development Project, or Brazauro Recursos Minerais Ltd. relating to Tocantinzinho.

2011 Annual information form    59

Regional review

Greece

Black Sea
Olympias
Perama Hill
Stratoni Mine
Adriatic Sea
Skouries
Greece
Angean Sea
Ionian Sea
Athen
Mediterranean Sea

We currently have three development projects and one silver, lead, zinc operating mine in Greece

Properties

●	Perama Hill – gold development project
●	Skouries – gold development project
●	Olympias – gold development project
●	Stratoni – silver, lead and zinc operating mine

60    Eldorado Gold Corporation

Perama Hill

Development project

location	eastern Thrace region, northern Greece
ownership	Thracean Gold Mining, a wholly owned subsidiary of Eldorado 100%
type of mine	open pit
metal	gold
in situ gold	proven and probable reserves: 0.98 million ounces grade: 3.13 g/t measured and indicated resources: 1.38 million ounces grade: 3.46 g/t inferred resources: 0.55 million ounces grade: 1.96 g/t
average annual production	109,000 ounces
expected mine life	8 years, based on current proven and probable reserves
employees	161 at full production
production	expected early 2014

History

1989	Exploration began
1993	Perama South discovered
1995	Perama Hill discovered
1996	Mining exploration license and land title received
1996, 1998, 2000	Drilling took place
2008	Eldorado acquired Frontier Pacific Mining Corporation including its 100% interest in the project
2009	Submitted Preliminary Environmental Impact Assessment (PEIA)
2012	Received approval for PEIA

2011 Annual information form    61

Licenses, permits and royalties

Mining	Two mining titles cover 1,897.5 hectares, issued December 1999, expire December 2049. Can be extended for another 25 years.
Exploration	The two mining titles have in effect superseded the mining exploration licenses we had already obtained
Permits
We need the following permits:
•environmental permit license: we received approval of the Preliminary Environmental
Impact assessment in 2012..
•the environmental impact assessment application will be submitted in early 2012
•mine operation license
•construction and operator licenses.
We expect to receive a positive finding on the environmental impact assessment in 2012.

Royalties	We will pay: •a 2% net smelter royalty to Franco-Nevada Corporation

About the property

Perama Hill is in the eastern Thrace region of northern Greece, in a rural area 25 km west-northwest of Alexandropoulos and 20 km south of Sappes.

Most workers will come from the local region. Supplies and services will come mainly from Alexandropoulos.

Topography includes rolling hills ranging from 250 to 300 metres above sea level. Sparse vegetation includes small oak trees and Mediterranean thorn and scrub bushes. A stand of black pines north of the project is part of the Black Pine Forest.

Access to the project is currently by farm tracks from Perama village, which is at the end of a 4 km long asphalt road from the main Thessaloniki/Alexandropoulos Highway. Future access will be through a new

7 km Egnatia highway service road.

Climate
The region is in a Mediterranean climate zone, with warm, dry summers and mild winters. The mean annual rainfall is 557 mm.

Operations

Conventional open pit mining will be used at Perama Hill.

The pit will operate one 8-hour shift 5 days per week. The crushing circuit will operate16 hours per day, 7 days per week. The mining and crusher loading operation will not run 24 hours per day because of its proximity to the local village. The processing plant will operate 24 hours per day.

The mine will use six 33 tonne trucks and two matching backhoes. A front-end loader will be used for the ore stockpile at the crusher.

The process plant will use water from recycled sources, a local borehole as well as surface runoff where possible.

The tailings management facility will have a structural fill embankment and filtered tailings, and be close to the open pit. It will be lined with an impermeable HDPE membrane.

Metallurgical test work, including studies of crushed composite drill core samples, has been carried out on hard and soft material, and on a composite representative of the ore. The results indicate that the material is all non-refractory and a standard carbon-in-leach circuit can be used for gold extraction.

Based on this testing, Aker Solutions E&C Ltd. (now Jacobs Engineering) designed a three-stage crushing circuit followed by a single stage ball mill, operating in closed circuit with hydro cyclones.

62    Eldorado Gold Corporation

●	The crushing and grinding circuit will produce product with 80% passing 75 microns (µm).
●	This will be thickened in a high-rate thickener before pre-aeration, and then leached to recover the gold.
●	The tailings will be detoxified using the INCO process.
●	Carbon will be removed and the gold extracted by a split stream Anglo American Research Laboratories elution process.
●
After detoxification, the tailings from the processing facility will be thickened and then filtered to remove any excess water. This material will then be transported by truck and conveyor then placed in a lined tailings storage facility.

Production and cost estimates
●	average production: 1.2 million tonnes of ore per year, plus 350,000 tonnes of waste and low-grade material
●	average gold doré production: 109,000 ounces per year
●	expected cash operating cost: $25.78 per tonne milled / $278 per ounce
●	capital costs: $187 million (including sustaining capital)

2012 current Greek regulations include a corporate tax of 20%.

Environment
We are in the process of obtaining an environmental permit license.

This process is initiated by submitting a Preliminary Environmental Impact Assessment (PEIA) study to the Ministry of Environment (MOE), which acts as the lead agency in the permitting process. The MOE carries out a detailed review of the environmental impact study, coordinates input from the Ministries of Agriculture, Culture, Development, and Health, and manages a public consultation process that involves a series of public meetings. At the same time, the MOE establishes environmental terms of reference that define the environmental criteria the mine will operate under. Once these have been reviewed and finalized in an Environmental Impact Assessment (EIA) report, the MOE will approve the environmental impact study, followed by approval from the five ministries.

In October 2000, Perama Hill’s preliminary environmental impact study was submitted by Frontier Resources Limited to the MOE. Also in that year, petitions were filed against the MOE to annul the Pre-Approval Act, which established the framework for Perama Hill’s environmental impact study. On August 18, 2008 the 5th Session of the Conseil d’Etat accepted the petition for annulment and invalidated the Pre-Approval Act, which invalidated the environmental impact study.

In 2009, Eldorado submitted a new preliminary environmental impact assessment (PEIA) under the amended Pre-Approval Act. This assessment describes the environment and the Perama Hill project, and includes an evaluation and assessment of the project’s environmental impacts (landscape and visual, soil, land cover, surface water and ground water). Approval for the PEIA was received from the MOE on February 21st, 2012, this represents a major milestone in the permitting process as it marks the acceptance of the project by all ministries. The next step in the process is the submission and approval of the Environmental Impact Assessment (EIA) study. This study addresses the terms of reference issued by the ministry arising from the PEIA review. Following approval of the EIA, a series of construction and operations related permits will be applied to the project leading to start of production at the mine.

Exploration

Gold mineralization was discovered in the Perama Hill area in 1994 during follow-up prospecting of areas identified during a reconnaissance BLEG sampling program. Early exploration programs in the project area included soil and stream sediment geochemical surveys, and channel sampling over exposed stockwork zones. This work identified two centres of mineralization, corresponding to the Perama Hill deposit and the Perama South prospect.

Reverse circulation and diamond drilling were completed over both zones between 1996 and 1998, totaling 17,586 metres. An additional 1,866 metres of infill reverse circulation drilling was completed in 2000. No significant exploration work has been completed on the property since that time.

2011 Annual information form    63

Geology and mineralization

Geological setting
The property is on the eastern margin of the north-south trending Early Tertiary graben, which is covered by the Sappes alluvial plain 15 km north of the deposit.

The graben is infilled with intermediate to felsic ignimbrites and epiclastic rocks, andesitic hyaloclastites, and debris flow breccias, intercalated with fossiliferrous limestones, marls, and sandstones of Cenozoic age (25-35 Ma). The adjacent horst blocks are a combination of lower to middle greenschist facies meta-volcanic and meta-sedimentary rocks of various Mesozoic ages.

The dominant structural feature in the area, the East Graben Fault, juxtaposes the Cenozoic sequence against strongly deformed Mesozoic meta-volcanic rocks. Following east-west extension and associated graben development, the area was overprinted by a phase of transpression with sinistral movement and uplift.

The deposit is hosted by volcaniclastic sandstone that overlies andesitic volcanic breccias. The sandstone is thickly bedded to massive and contains crossbedding, wood fragments and fossils. The andesites are composed of dominantly in-situ and reworked hyaloclastite, with intercalated andesitic conglomerate beds and thinly bedded reworked ash tuff.

Mineralization
Perama Hill is a high sulphidation epithermal disseminated gold deposit, overprinted by banded quartz-chalcedony, barite, and pyrite stockwork veins and veinlets. The deposit extends 750 metres north-south, and up to 300 metres east-west. It ranges from 15 to 20 metres thick at the flanks to up to 125 metres thick at the centre. The eastern margin is marked by the East Graben Fault.

Approximately 80% of the gold mineralization at Perama Hill occurs in the sandstone unit, where gold is disseminated and associated with very fine-grained pyrite and telluride minerals. Mineralized sandstones display pervasive silicification, and contain cavities and voids filled with barite or kaolinite. The remaining 20% of the system occurs in veins that cut the underlying andesite.

The deposit has been deeply oxidized. Oxidation extends roughly to the sandstone/volcanic breccia contact, allowing a thickness of more than 100 metres of oxide mineralization in the centre of the deposit.  This limit diminishes laterally to 15 to 20 metres at the deposit margins.

Drilling
There were drilling campaigns on the Perama property in 1996, 1997, 1998 and in 2000.

In total, 75 diamond drill holes were drilled, (9,093 metres), and 137 RC holes were drilled, (9,116 metres). Collars of all holes were surveyed at the end of each drilling phase. Only some of the deeper diamond holes were surveyed for downhole deviation, but since almost all the drill holes were less than 100 metres long, deviation was not expected to be a significant factor.

Sampling and analysis
The core and reverse circulation chip samples were transported to the TGM sample preparation facility located near the town of Sappes, where the core and chips were logged for geology and geotechnical information, and then photographed (core only).

The core was marked in 1 metre intervals and sample tickets were placed at the end of each interval. The core was then cut in half with a diamond rock saw. One half of this material was returned to the core box.

The reverse circulation samples were collected in 1 metre intervals and split to get a 1 kg sample. This sample was split in half again to produce a duplicate.

Samples were sent to the SGS-FILAB laboratory in France for analysis, where they were:
●	pulverized with a ring mill to 90% less than 150 mesh
●	fire assayed for gold using a 30 g sample size
●	sent for 32 element ICP analysis.

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Samples were controlled by a quality assurance and quality control program, which included inserting blank and Standard Reference Material (SRM) samples into the sample stream, and preparing duplicate samples for analysis in a later sample batch. At the end of each phase, pulp samples were forwarded to Australian Laboratory Services of Perth, Australia, to check gold assays. The analyses were found to display acceptable precisions but showed an approximate 5% low bias in samples from the core drilling programs.

Data verification
All the assay values supporting the Perama Hill mineral resource estimates have been concluded to be in control. The low bias observed during parts of the diamond drill campaign is believed to have minimal impact on the mineral resource estimates. In places, the gold grade estimate may be slightly understated.

The data in the database that was used to estimate the mineral resource has been verified by checking it against original assay certificates. In our opinion, the Perama Hill database is accurate and precise enough to estimate resources.

Technical report

The information in this AIF is partly based on the scientific and technical data in the Perama Hill technical report: Technical Report for the Perama Hill Project, Thrace, Greece, by Richard Miller, P.Eng. and Stephen Juras, Ph.D., P.Geo. of Eldorado, and Peter Perkins BSc, MIMMM, MSAIMM of Aker Solutions E&C Ltd.

The report is dated March 15, 2010, and effective January 28, 2010. It’s available on SEDAR www.sedar.com.

Litigation

There are no known material litigation matters or outstanding actions against the Perama Hill Development Project, or Thracean Gold Mines relating to Perama Hill.

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Stratoni

location	Chalkidiki Peninsula, northern Greece
ownership	Hellas Gold S.A., a 95%-owned subsidiary of Eldorado (remaining 5% of Hellas is owned by AKTOR Constructions International Limited (AKTOR))
type of mine	underground mine
metal	lead, zinc, silver
in situ metal (as of Aug. 2010)1
proven and probable reserves: 10 million ounces Ag at 177 g/t; 110,000 tonnes Pb at 6.3%; 150,000 tonnes Zn at 8.5%
measured and indicated resources (incl. reserves from above): 12.7 million ounces Ag at 217 g/t; 141,000 tonnes Pb at 7.8%; 196,000 tonnes Zn at 10.8%

annual production1: 2009-10 (average)	16,059 tonnes Zn, 10,970 tonnes Pb, 829,954 ounces Ag
expected mine life	5 years, based on current proven and probable reserves
1 95% of reported metals and production attributable to the Company

History

Ancient times	Lead ores smelted for silver in times of Phillip II and Alexander the Great
Pre-1996	Owned by Hellenic Fertilizer Company
1996	Ownership transferred to TVX Gold Incorporated (TVX)
2002	TVX closed the operation
2004	Operation passed to Greek State and subsequently to Hellas Gold, a subsidiary of European Goldfields
2012	Eldorado acquired the project via the acquisition of European Goldfields

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Licenses, permits and royalties

Mining	Five mining concessions (F12, F15, F16, F17 and OP25) covering 38 km2, granted until March 6, 2026; can be extended twice for durations of 25 years each
Permits	Operating permit was awarded by Greek authorities in September 2005
Royalties
No royalty is payable on future production
(In April 2007, Hellas Gold agreed to sell to Silver Wheaton (Caymans) Ltd. all of the silver metal produced from ore extracted during the mine life within an area of some 7km2 around the Stratoni mine, up to 15 million ounces, or 20 million ounces if additional silver is processed through the Stratoni mill from areas other than the current producing mine; Hellas received an up-front cash payment of $57.5 million and receives an additional $3.90 per ounce of silver sold)

About the property

The Stratoni project is located in the Chalkidiki Peninsula, Northern Greece. The properties comprise a group of granted mining licenses, covering 317km2, approximately 100  km east of Thessaloniki, which is the second largest city in Greece and is served by its own airport. It is readily accessible by car and bus, and the road network in the area is among the best in Northern Greece. The mine lies 3.5km west-northwest of the Company-owned port and loading facility at Stratoni village, along a paved road in a river valley that rises to the west to a maximum elevation of some 600 metres above sea level.  The area is centred on coordinates 474000E and 4488000N of the Hellenic Geodetic Reference System HGRS ’80, Ellipsoid GRS80, (approximately Latitude 40° 36’ and Longitude 23°50’).

The Stratoni project itself is located within mining concessions numbered F12, F15, F16, F17 and OP25 which collectively have an area of 38km2. All mineralization and mine infrastructure relevant to the Stratoni operation and discussed below lies within the boundaries of these concessions. No expenditure is required to keep the permits. No royalty is payable on future production. In addition to the concessions, the Company also owns the land containing the entire surface infrastructure associated with the mine.

The area is well served by main power supplies via the Public Power Corporation. Communications by telephone and broadband are good and Hellas Gold has a backup microwave phone and data link at Stratoni. There is sufficient water available to support the operation from creeks, re-circulated clean water from milling operations and high groundwater levels.

The mine site comprises mine offices and change house, railed access into the mine and trackless decline portal, tailings facility, mill and flotation plant, laboratory and port facility.

Climate

The Chalkidiki Peninsula climate is generally mild with limited rainfall. Over 300 days or around 3,000 hours of sunshine are recorded on average annually. Average temperatures fluctuate little during the year. The lowest temperatures occur during December to February and range between 3.5°C to 19°C, while highest temperatures occur during summer months and range between 23°C and 34°C. Temperatures below 0°C are limited to the mountainous areas. Operations continue all year round.

The area is wooded with oak, beech and pine being the principal species, while inland there are vineyards and farmlands. The main farming products are wine, honey, olives and olive oil.

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Operations

Mining is a combination of transverse and longitudinal cut-and-fill with rock breaking by conventional drill and blast. This mining method is ideally suited to the high-grade orebody as it minimizes dilution and maximises recovery of high-grade ore, allowing headings to change direction with changing ore geometry. The Government’s Ministry of Industry has approved this mining method.

A main ramp has been driven in the footwall down to the 126 metres level and up to the 296 metres level. Access crosscuts to intersect the orebody are driven from the main ramp. Access to the mine is via two trackless declines and one tracked adit. The lower decline connects between the lower part of the main ramp at 140 metres and the surface at 220 metres was finished in 2008. An upper decline connects the 296 metres and the 360 metres levels at surface and was finished in 2009. Production in ore commences after the access crosscut where the ramp reaches the footwall of the orebody, usually midway along its strike length. The stope development heading is usually 4.0 metres x 4.0 metres. This may be adjusted to allow for pinching and swelling. Ore is removed from the stope after blasting using load haul dump machines. The ore is tipped into the orepass system alongside the main ramp or in the lower areas directly into the dump trucks. A loading bay is developed if logistically necessary. The stoped area is then barricaded and fill is poured via 120 millimetre and 150 mm pipes from surface at a rate of approximately 40 cubic metres per hour. Tight fill is essential for safe operation in drift and fill mining.

Previous mining has generated considerable experience with the ground conditions and the rockmass physical and geotechnical characteristics. Support to the drives is on a 1.5 metres grid pattern utilising 2.1 metres Swellex bolts with additional shotcrete or steel arch support where required. Support to the slashed area is implemented as required.

The Stratoni concentrator plant is currently operating on a campaign basis five days a week at a rate of approximately 40 t/h of ROM ore from the Mavres Petres mine. Lead, silver and zinc recoveries of 92%, 83% and 92%, respectively, are achieved. The grade of the bulk lead/silver concentrate is typically 70% Pb with 1,641 g/t Ag; the zinc concentrate contains 49% Zn. The crushing facility is capable of crushing up to 750,000 DMT per annum and as a consequence is currently only operating for one third of the available time. The ore is dry-crushed to minus 20mm size and is conveyed to a fine ore bin. Ore is then wet ground to 80% minus 212 microns in a conventional rod mill/ball mill circuit. The flotation scheme is operated in the differential mode. Lead is floated first and the zinc minerals are subsequently recovered from the lead circuit tailing. Standard reagents and pH control are used in the flotation circuit to achieve production of the two concentrates. A 13 metres diameter thickener and a 1metre diameter by 4 disc filter are used to dewater lead concentrate. Two 10 metres diameter thickeners and a 1metre diameter by 5 disc filter are used to dewater zinc concentrate. The lead and zinc concentrates are weighed and conveyed to storage sheds awaiting shipment to the smelter.

The sludge from the water treatment plant is currently disposed with the fine flotation tailings in the Chevalier settling ponds as filter cake produced from a filter press commissioned by Hellas Gold in 2008. The combined capacity of the two lined tailings ponds is sufficient for the current life of mine when using the filter presses.

The lead and zinc concentrates produced from Stratoni Operations are sold pursuant to off-take agreements entered into in July 2011 for the sale of 22,000 wet metric tonnes (wmt) of lead concentrate and 43,000 wmt of zinc concentrate from September 2011 through February 2013. In addition, Hellas Gold agreed in April 2007 to sell to Silver Wheaton (Caymans) Ltd. all of the silver metal to be produced from ore extracted during the mine-life within an area of some 7 km² around its zinc-lead-silver Mavres Petres mine, up to 15 million oz., or 20 million oz. if additional silver is processed through the Stratoni mills from areas other than the current producing mine. The Company receives 90% of payment on shipment with the balance paid on final invoice.

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Environment

On-going water pumping, treatment and backfilling at Stratoni are conducted in accordance with the company’s commitments under its environmental permit. Currently mine water is directed to the water treatment plant at Madem Lakkos, with additional water treatment capacity at a second water treatment plant located next to the mill at Stratoni. In the extremely unlikely event of emergency water storage being insufficient, soda ash is stocked at the mill for manual addition at the Emergency Water Storage Pond. This would bring the pH to greater than 6 and the water quality suitable for temporary discharge directly to watercourses following local consent. The strategy is to reduce rainwater entering the mine through the old sub-level caved areas. This is achieved by backfilling old mining voids compacting surface areas above and using pipes and channels to direct surface run-off water away from old mining sites.

Exploration

There is a long history of mining in the project area. Ancient mining reached a peak during the time of Phillip II and Alexander the Great. The lead-rich ores from the Madem Lakkos mine at Stratoni were smelted for silver. It has been estimated, from the volume of ancient slags that about 1Mt of ore were extracted during this period. It is believed that the Stratoni mine continued in production through the Roman, Byzantine and Turkish periods.

The Hellenic Fertiliser Company carried out extensive programs of surface and underground drilling in order to define orebody dimensions and to explore the area around them. Partial logs are available for this work but none of the original cores are available in labelled boxes, none of the holes were surveyed and no assays, certifiable or otherwise have been found. It is believed that ore was identified solely by visual assessment of the core. Where available, the partial logs of this work have been entered into the database but only in order to guide exploration work and for use in the modelling of major geological units. After 1996, TVX conducted an intense programme of drilling as detailed in the “Drilling” section below.

Underground sampling of the orebody has been carried out since 2007 and these data have been included in the current mineral resource.

There had been no historic exploration in the Stratoni area using geophysical or geochemical techniques prior to 2007.

Airborne geophysical surveys using magnetic, radiometric, and electromagnetic techniques were completed for the European Goldfields in late 2007. Interpretation indicates conductors to the west of current mineral reserves at Mavres Petres and to the northwest of the mined out Madem Lakkos deposit.

Geology and mineralization

Geological Setting

The tectonic structure of Greece consists of elongated tectono-magmatic terranes which represent successive episodes of subduction. One such terrane is the Serbo-Macedonian massif which hosts the Stratoni deposit. The Stratoni mine mineralization is classed as lead-zinc-silver carbonate replacement type mineralization, with pyrite, galena and sphalerite as the main ore minerals. The entire current mineral resources of the Stratoni mine are contained within the Mavres Petres ore body which consists of an east-west lens of Lead-Zinc - Silver mineralization and is generally strata bound within a marble horizon adjacent to the Stratoni Fault. The mined out Madem Lakkos mine mineralization lies to the east of and is similar to that at Mavres Petres and occurs in the axis of an antiform within a lower series of marbles. It is noted that there has been no significant exploration of the marbles of either the upper or lower horizons between the two known deposits which lie some 2 km apart. The massive sulphide mineralization has a relatively simple mineralogy, and the most abundant ore minerals are pyrite, sphalerite, galena, arsenopyrite and chalcopyrite.

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Mineralization

The Stratoni polymetallic ore consists of stratabound replacement mineralization hosted within marble horizons and may be termed a distal skarn. The mineralized zone is often referred to as the Stratoni-Piavitsa belt, and the total sulphide content of this belt prior to mining has been estimated at 25 Mt. The deposits consist of massive sulphide carbonate and aplite replacement, restricted to two marble horizons, interlaid with biotite gneiss and schist.

The massive sulphide mineralization has a relatively simple mineralogy; the most abundant ore minerals are pyrite, sphalerite, galena, arsenopyrite and chalcopyrite. The dominant exploited minerals historically have been pyrite, sphalerite and galena. The ore is also gold bearing; gold is mostly associated with the arsenian pyrite and arsenopyrite. Quartz, calcite and minor rhodochrosite form the gangue minerals.

The Mavres Petres orebody is some 500 metres in strike length, between 100 metres and 340 metres in dip extent. The true width is on average 25 metres. The strike of the orebody is close to east west and the dip is 30° to the south. The Mavres Petres orebody shows an average gold grade of around 4 g/t to 6 g/t. Its presence is strongly associated with arsenical pyrite and arsenopyrite, which appears to be a different stage of mineralization within the matrix of hydrothermal breccias or in veins cutting the lead-zinc sulphides. The gold mineralization is not coincident with the massive sulphide mineralization. The gold is completely refractory and not considered to be of any economic value.

Drilling

The drillhole data used in the mineral resource estimations of the Mavres Petres orebody was from work carried out by previous owners, TVX, and from more recent drilling carried out by Hellas Gold. Prior to 1996, 84 surface and 132 underground holes were drilled in Mavres Petres, with 19 surface and 129 underground holes drilled in Madem Lakkos. The vast majority of these holes could not be validated, and concerns regarding their true position and recorded assays resulted in their exclusion from the estimation. After 1996, 332 drill holes were drilled by TVX into the Mavres Petres orebody, all BQ or NQ size. Only the drillholes with collar surveys, and intersections within 50 metres of the collar were used in the estimation. Holes with intersections beyond 50 metres were used to assist interpretation. After 1999, downhole survey of holes by Sperry Sun camera was standard practice on all holes longer than 50 metres. Collar surveys were picked up by total station survey. All surveys in the drillhole database were corrected for magnetic declination. Hellas Gold has completed 119 drillholes and continues to survey holes greater than 50 metres length.

Core is logged on the basis of lithology, all sulphides are logged as BPG (blende, pyrite, galena), mixed ore (pyrite > blende/galena) and pyritic ore. Lithologies logged were gneiss of various types, marble and aplite. Structural as well as minor geotechnical information was also logged. The orebody at Mavres Petres is drilled on nominal 25 metres spacing and is open down dip and along strike to the west. The drill orientation with respect to ore is highly variable since most of the holes were drilled in fans from mine infrastructure close to the orebody. Angles to the strike and dip of the orebody range from perpendicular, where drill widths represent true widths, to as low as 30 degrees where drill widths can represent twice the true widths.

Sampling and analysis

Core
Ore intervals are sampled to honour lithologic contacts, using regular 1 metre sample interval where possible. A total of some 3,400 samples have been collected. Sampling typically extends 3 metres into the adjacent waste rock. Internal waste units are sampled individually provided they are greater than 0.75 metres in length. All samples are identified using permanent marker, with a numbered ticket attached to the core box at the start of each sample. Interval location, hole number and date of sampling are recorded for each sample on the ticket books. Additionally, a short description of the sample is reported. Where sampling core with poor recovery, often only one sample is defined between the core interval pickets. In sectors where there is better recovery, but still less than 100%, the real recovered core is proportionally

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redistributed in the total interval of the drilling run. Average core recovery in sampled areas is greater than 90%, which is sufficient in the opinion of management.

Channel Sampling
Underground channel sampling of production faces was implemented by European Goldfields as standard practice, for the purpose of grade control. These channel samples have been used in these mineral resource estimations.

Samples honour lithologic contacts and as mining is generally longitudinal, all drifts are sampled by face channels and crosscuts are sampled by sidewall channels. Horizontal samples are taken 1 metre above the floor, which corresponds to the underground geological mapping elevation. Internal waste units are sampled individually providing the interval is greater than 0.75 metre in horizontal width. Vertical samples are taken where there is any form of horizontal zonation evident in the face. For sidewall channels, sampling is regularized to 1 metres intervals, extending 2 metres out into the footwall and hanging wall waste units. Internal waste units, as with face channels are sampled individually. Every third advance is marked for sampling using chip channels of 1 metres length. Samples are taken in a channel which replicates the size of NQ drilling in order to ensure good sample supports. All sample preparation is undertaken at a sample preparation laboratory on site. All samples are subsequently assayed for Ag, Pb and Zn. Sample analysis is via aqua regia and Atomic Absorption Spectroscopy (AAS). Drill samples inside the ore envelope were also assayed for Fe. The primary laboratory used is the mine laboratory in Stratoni, whilst ALS Chemex is the secondary laboratory. The Stratoni laboratory used for primary assays was certified according to the ISO 9002 standard under the scope “Preparation and Chemical Analysis of Geological Mining, Metallurgical and Environmental Monitoring Samples, Certificate No 53987” for data up to 2003 when the operation closed. The ALS Chemex laboratories are certified under ISO 9002 under the same scope as Stratoni.

Following a specific gravity measurement program involving over 600 samples by both volumetric and geometric methods, the decision was taken to use a constant density for massive sulphide of 4.2 g/cm3. Waste has been assigned a SG value of 2.75 g/cm3.

Data verification
QC, since 1999, of assaying in the historic drill holes and underground channels has been undertaken by cross-checking 10% of pulps and 10% of the coarse rejects. QC samples were sent to the ALS Chemex laboratory in Vancouver, Canada and to the ALS Chemex laboratory at Gura Rosiei, Romania. This has showed that the channels and the drill hole samples are comparable datasets and that there is no significant bias in either. The fact that 1 metre sample intervals are used for both the drilling and the channel sampling and that the size (volume) of the channel samples is equivalent to drill core, means that the two sampling media offer equal sample support. There are no significant geological changes within the orebody that need to be considered in sampling, except for discrete waste zones which are sampled and modelled separately. As such, both the drill core samples and the channel samples are seen as representative. The variability of sample orientation due to the nature of the fanned underground drilling and the channel sampling of both side walls and faces within the operation has not proved problematic due to the massive nature of the mineralization. There are no significant dilution effects in the sampling since the contact between mineralised and non-mineralized material is abrupt, generally passing from massive sulphides to either barren marble or gneiss in the footwall of from massive sulphide to fault kaolinite in the hanging-wall.

Mineral Resources and Mineral Reserves Estimates

European Goldfields has adopted both the JORC and the CIM classification of geological mineral resources for reporting purposes which can be viewed as equivalent for these deposits.

No cut-off grade is applied due to the fact that the mineralization is massive and high grade with a sharp contact with unmineralized rock.

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Variable recovery and dilution values have been assigned for the purpose of updating the Stratoni mineral reserves. These are based on a combination of factors; chiefly, mining method, deposit geometry, sidewall rock conditions, and deposit thickness. These factors resulted in an overall recovery of 95% of designed stopes and an average dilution of 10%.

An economic model has been developed using the above parameters on the mineral reserves alone, with no inclusion of inferred mineral resources and shows an acceptable net present value for the project. Internal rate of return and payback are not applicable as the operation is up and running with no significant capital expenditure required, i.e., there are no negative cash flow years. Taxes are calculated at 24% for 2010 declining to 20% in 2014 and depreciation at a rate of 15%.

The mineral resources and mineral reserves are not affected materially by legal, environmental, title, taxation, socio-economic, marketing or political issues and the Stratoni mine is a fully permitted producing operation at the time of writing this report.

Technical report

The information in this AIF is partly based on the scientific and technical data in the Stratoni technical report titled “Technical Report on the Stratoni project – Pb Zn Ag Deposit, northern Greece” dated September 21, 2010 for European Goldfields prepared in accordance with the requirements of NI43-101 under the supervisions of Patrick Forward, FIMMM, Antony Francis, FIMMM and Neil Liddell, MIMMM, each of whom is a “Qualified Person” as defined by NI43-101. Is available on SEDAR under European Goldfields, now Eldorado Gold Yukon Corp. profile.

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Skouries

Development Project

location	Chalkidiki Peninsula, northern Greece
ownership	Hellas Gold S.A., a 95%-owned subsidiary of Eldorado (remaining 5% of Hellas is owned by AKTOR)
type of mine	open pit, underground
metal	gold, copper
in situ metal (as of July 14, 2011)1
proven and probable reserves: 3.59 million ounces Au at 0.81 g/t; 736,000 tonnes Cu at 0.53%
measured and indicated resource (incl. mineral reserves from above): 5.346 million ounces Au at 0.67 g/t; 1,205 million tones Cu at 0.49%

expected annual production (metal in concentrate)1:	Open pit (Year 1 to 6): 153,000 ounces Au, 33,000 tonnes Cu Underground (Year 7 to end of life of mine): 106,000 ounces Au, 24,000 tonnes Cu
expected mine life	27 years, based on Mineral Reserve estimate
manpower	248 to 362 (manpower increases with underground mining)
1 95% of reported metals and production attributable to the Company

History

1960s	Initial drilling by Nippon Mining and Placer Development
1970s	Drilling carried out by Hellenic Fertilizer Company
1996-97	Ownership transferred to TVX; exploration drilling tested extensions at depth; in-fill drilling program carried out
1999	TVX issues Mineral Resource estimation; initial feasibility study completed
2004	European Goldfields acquired property
2006	European Goldfields prepared a Bankable Feasibility Study based on an open pit operation to a depth of 240 metres followed by underground mining
2011	Environmental Impact Study approved by Greek government
2012	Eldorado acquired the project via the acquisition of European Goldfields

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Licenses, permits and royalties

Mining	Eight mining concessions (OP03, OP04, OP20, OP38, OP39, OP40, OP48, OP57) covering 55.1 km2, granted until March 26, 2026; can be extended twice for durations of 25 years each
Permits
Greek government formally approved the Environmental Impact Study (“EIS”) submitted by Hellas Gold SA for the development of the Company’s Greek assets, thus completing the official approval process for the EIS
For production to commence, construction and operating permits (issued on submission to and approval by Greek Authorities of a technical study) are still required

Royalties	No royalty is payable on future production

About the property

The Skouries project is located in the Chalkidiki peninsula, Northern Greece, 100 km east of Thessaloniki and 35 km by road from the Stratoni port. The area is centred on coordinates 474000E and 4488000N of the Hellenic Geodetic Reference System HGRS ’80, Ellipsoid GRS80 (approximately Latitude 40° 36’ and Longitude 23°50’).

The Skouries project itself is specifically located within the concessions numbered OP03, OP04, OP20, OP38, OP39, OP40, OP48 and OP57 which collectively have an area of 55.1 km2. The concessions were granted in April 2004 by the Greek state and are valid until 26 March 2026. They can be renewed twice for durations of 25 years each. No royalty is payable on future production. There are no environmental liabilities attached to the property and there are no expenditure commitments.

The area is readily accessible by road. The road network is among the best in northern Greece and a major highway extends to within 25 km of the property.

The area is well served by main power supplies via the Public Power Corporation. Communications by telephone and broadband are good and Hellas Gold has a backup microwave phone and data link at Stratoni. There is sufficient water available to support the operation from creeks, re-circulated clean water from milling operations and high groundwater levels.

Climate
The Chalkidiki Peninsula climate is generally mild with limited rainfall. Over 300 days or around 3,000 hours of sunshine are recorded on average annually. Average temperatures fluctuate little during the year. The lowest temperatures occur during December to February ranging between 3.5°C to 19°C, while highest temperatures occur during summer months ranging between 23°C and 34°C. Temperatures below 0°C are limited to the mountainous areas. Operations can continue all year round.
The area is wooded with oak, beech and pine being the principal species, while inland there are vineyards and farmlands. The main farming products are wine, honey, olives and olive oil.

Operations

Initial production will come from an open pit operation. The underground mine will consist of the orebody below the base of the open pit at 420 metres level (240 metres below surface), followed by a sublevel open stoping (SLOS) mining method commencing below the 30 metres crown pillar down to the minus 105 masl level. The deposit will be accessed from surface by a service decline (“Ramp”) and a production shaft. A number of production levels will be developed from the access ramp. Production levels will be vertically spaced from each other at 25 metres intervals. Each production level will have an auxiliary and permanent ventilation system to provide adequate amounts of fresh air for the safe and efficient execution of mining activities. To allow a smooth transfer of production from open pit to underground without a production gap, the mine accesses, ore handling, crushing and hoisting facilities and dewatering systems will be developed and equipped prior to the start of production. The open pit mine production schedule

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has been developed on a planned annual ore production rate of 8.0 Mtpa. An open pit mine operating of 345 days per year consisting of three, eight hour shifts operating 7 days a week is planned, resulting in a daily average ore mining rate of 23,200 tpd.

Some of the excess tailings from the underground mining operation will be mixed with cement and disposed of in the open pit as engineered backfill. This means that mining of the open pit has to be complete before the option of diverting the disposal of tailings away from the Tailings Management Facility (TMF) valley site and in to the open pit can be used.

Underground production commences in Year 7 with pre-production of the underground mine commencing in Year 4. Production averages 4.4 Mtpa over most of the underground mine life. The mine design is based on three operational levels that will be mined simultaneously, accessed by a main ramp, positioned close to the orebody. The base level for each mining horizon will be linked to an exhaust vent raise, creating a main return airway. Intermediate ventilation raises will link each level with the closest main return airway drift. A main intake ventilation raise, close to the main ramp will be one of the three main air intakes (shaft, main ramp and intake ventilation raise).

The process plant and infrastructure design of the project has been based on extensive testwork carried out on samples that were representative of the resource. Technical information was provided by several specialist consultants, world class metallurgical testing facilities and international engineering groups. Outotec of Finland (Outotec), have completed an Engineering Study for the project which included the supply of equipment within their manufacturing range, grinding mills, the flotation equipment, the paste thickeners and the plant control system. In parallel with this, the Athens based engineering contractor, ENOIA, completed a Basic Engineering Study and have started detailed engineering including aspects of the plant and infrastructure outside of Outotec’s scope. ENOIA will provide contract services and controls for all estimate areas of the project working under the direction of Hellas Gold.

The layout of the plant has been optimized over time incorporating many improvements which have resulted in capital cost reductions. Confirmatory geotechnical assessment is scheduled. The process plant is of conventional design comprising surface ore reception facilities and primary crusher, coarse ore stockpile, SAG and ball mill grinding, gold gravity circuit, rougher, cleaning and scavenger flotation stages, filtration and paste thickening of the tailings for disposal. In addition, the infrastructure facilities include the administration block, the workshops, fuel station and welfare facilities as well as power, water and other services. The design will take into account the ore delivery system from the underground phase of mining.

Production estimates

● 345 production days per year;
● 23,200 t of ore per day mining from open pits (8.0 Mtpa);
● 13,000 t of ore per day mining from underground (4.5 to 4.8 Mtpa);
● Average process recovery of 84% of gold and 90% of copper;
● Net smelter return of 97% for gold and 87% for Copper;
● Mine life of 27 years based on the Mineral Reserve estimate.

Mining Operations

Environment
The EIS for the Skouries Mine is covered under the Kassandra Mines Mineral Deposits Project which involves an area of 26,400 ha, in north-eastern Chalkidiki (Macedonia Region). The Kassandra Mines Mineral Deposit Project will be implemented by Hellas Gold, which obtained the mining rights by a contract included in the National Law No. 3220/2004.

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The proposed Kassandra Mines Mineral Deposit Project includes the following sub-projects pertaining to Skouries:

• Mining Facilities of Skouries, new beneficiation plant and tailing management facility (TMF).
• Port facilities in Stratoni.

‘’ENVECO S.A., Environmental Protection, Management and Economy S.A.’’, under Hellas Gold’s management, has authored the full EIS. The full EIS was prepared principally by the application of:

●
Law 1650/86 - ’The Protection of the Environment from Projects and Activities’, as amended by Law 3010/2002. This incorporates the EU directive on Environmental Impact Assessment (85/337/EEC as amended).

●	Law JMD107017/06 which is the Greek implementation of the SEA Directive 2001/42/EC.

The EIS was submitted in July 2010 and was approved in July 2011. The EIS covers all environmental issues for the Project.

Exploration and Development

The European Goldfields has not undertaken any exploration drilling at Skouries. The historical owners, TVX, undertook 72,232 metres of drilling in three phases during 1996, 1997 and 1998. In 1998, TVX also commenced an exploration adit which was suspended during January 1999 after 689 m of development had been completed. The adit was flooded in October 2000.

Geology and mineralization

Geological setting
The Skouries deposit is located within the Serbo-Macedonian massif, which comprises strongly tectonised and metamorphosed Palaeozoic rocks. The massif is locally subdivided into two northwest-trending lithostratigraphic-tectonic units, namely the Vertiskos Formation to the west, which includes amphibolite gneiss flanking biotite schists and interbedded amphibolites, and to the east the underlying Kerdilla Formation, consisting of granitised and migmatised mica gneiss with amphibolite and marble horizons. The units have been intruded by Oligocene sub-alkaline porphyry stocks including the body that hosts the Skouries copper-gold deposit, and are separated by the arcuate Stratoni fault. Foliated leucocratic migmatites, locally termed pegmatites, occur within the Kerdilla Formation.
The Skouries deposit is a typical sub-alkaline copper-porphyry deposit, forming a near-vertical pipe intruded into amphibolite and biotite schist country rock. The alteration zones at Skouries are restricted in extent in contrast to well-developed concentric zones typical of high-level porphyries. The deposit occurs within an elliptical pipe of coarse-grained porphyritic syenite, part of a suite of Oligocene porphyry stocks that intrude the Kerdilla and Vertiskos Formations along a northwest trending belt.

Mineralization
Mineralization is disseminated in nature and typical of a porphyry and it is subvertical in orientation. Mineralization within the potassic zone primarily comprises chalcopyrite veinlets with subordinate bornite (0.1 mm to 5 mm thick) and disseminated chalcopyrite and bornite. Variable amounts of digenite, chalcocite, covellite, molybdenite and pyrite occur together with rare galena and sphalerite. Magnetite occurs both as disseminations and in quartz veinlets. The propylitic zone contains less than 1% disseminated pyrite and rare chalcocite.
Gold mineralization occurs as native gold associated with gangue minerals and ranges in size from a few microns to 160 microns. It also occurs as blebs within sulphides, particularly in bornite and chalcocite. Gold correlates strongly with copper.

An oxide zone occurs from surface to 30 metres to 50 metres depth and includes malachite, cuprite, secondary chalcocite and minor azurite, covellite, digenite and native copper. The main porphyry deposit comprises two high-grade areas, one near surface and a second below 350 metres depth.

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Drilling
A total of 72,233 metres of core drilled during the 1996 to 1998 TVX drilling campaign were available for mineral resource estimation. During this period, TVX drilled a total of 111 long surface diamond drillholes using NQ size (47.6 mm core diameter). Holes reached to 800 metres depths. Hole deviation was measured by Sperry Sun every 50 metres depth. Drill runs were 3 metres. Collar co-ordinates were surveyed using total station DMT-410 in the pit area.

Sample Preparation, Analysis and Security of Samples

Sampling and analysis
The mineral resource estimate was carried out using only the TVX diamond drillholes. The drilling grid pattern used was 50 metres by 50 metres. Holes were drilled at an angle of some 60° to the pipe but given the disseminated nature of the porphyry type mineralization, it would be misleading to convert intercepts to true widths on this basis.
After geological and geotechnical logging, diamond drillholes were split lengthwise using a diamond saw. One half was stored for future reference and the other half was sampled at regular 2 m intervals and sent for sample preparation and assaying. Each sample was given an individual sample number and the rock type was coded.

Drillholes SK-08 to SK-30 (15,501 metres) and SOP-1 to SOP-33 (14,932 metres) were prepared at three different laboratories: I.G.M.F at Xanthi, I.G.M.F at Athens and TVX at Stratoni, the latter by TVX personnel. Drillholes SOP-34 to SOP-39 (3,045 metres) were prepared at the Stratoni laboratory by TVX personnel. Drillholes SOP-40 and onwards were prepared at the Skouries sample preparation laboratory located at Madem Lakkos by TVX personnel. Screw top plastic bottles rather than envelopes or plastic bags were used for storing and shipping the samples.

In all cases, gold, total copper, soluble copper with citric and sulphuric acid, and silver assays were done by the ALS-Geolab laboratory in Santiago, Chile that was chosen as the main laboratory. It should be noted that soluble copper assays were generally done for samples within the first 100 metres from the surface. Copper was determined by an aqua regia digest and AAS. Gold was normally assayed on a 50 g sample utilising fire assay with an AAS finish. However, as coarse gold is known to occur in the deposit, a study was conducted utilising screen fire assay using a minus 170 mesh screen and assaying the –170 mesh fraction combined with the results from the retained fraction.

Data verification
QC and quality assurance of sampling are discussed in the Skouries Technical Report (see below); it was concluded that there is no significant sample bias. Sampling was carried out on 2 metres intervals and across geological boundaries which is viewed by the Company as representative given the disseminated nature of the mineralization. Drillhole spacing is on a nominal 50 metres grid which is, in the Company’s opinion, more than sufficient sample support for the disseminated nature of the deposit mineralization.
The QC system used specified duplicate assays by a different laboratory and “blind” coarse reject checks. A size analysis of coarse rejects was done periodically to ensure that the first sample split is done when samples are below 2 mm, which ensures that the total sample preparation error is maintained within acceptable industry standards. Check assays for a large number of samples from Skouries drillholes SK-8 and SK-10 were done at the SGS laboratory in Carcassonne, France.

Mineral Resources and Mineral Reserves Estimates

Scott Wilson has reviewed and revised the Mineral Resource model and defined Mineral Reserve estimates to report the current open pit and underground Mineral Resource and Mineral Reserve estimates. The Mineral Resource NSR model is based on higher Mineral Resource related metal price assumptions. The Mineral Resource and Mineral Reserve estimates conform to the Canadian Institute of Mining’s (CIM) ‘Definitions Standards for Mineral Resources and Mineral Reserves,’ as prepared by the CIM Committee on Mineral Resources and Mineral Reserves on November 27, 2010. In Scott Wilson’s opinion, the Mineral Resource and Mineral Reserves classification results for the Skouries deposit are also in accordance with the Australasian Code (“JORC, 2004”).

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CIM definitions were followed for Mineral Resources. Mineral Resources were estimated using an Au price of US$1,200 per ounce and a Cu price of US$3.50/lb. Mineral Resources were estimated using a NSR discard cut-off value of €4.29/t for the open pit and a breakeven NSR cut-off value of €19.43/t for the underground.

Measured and Indicated Mineral Resources contained within the Skouries deposit that have been converted into Proven and Probable Mineral Reserves are estimated as of January 2011, in accordance with the CIM definitions. The Mineral Reserves have been used for the SLOS life of mine plan and economic analysis. Mineral Reserves have been estimated assuming an open pit mining method and SLOS method with backfill for the underground operation. The Mineral Resources are inclusive of the Mineral Reserves.

Mineral Reserves were estimated using an Au price of US$1,000 per ounce and a Cu price of US$2.50/ lb. Mineral Reserves were estimated for the open pit using a NSR cut-off value of €4.29/t and the underground using a NSR cut-off value of €19.43/t. Open Pit dilution averages 0% and extraction is estimated to be 100%. Underground dilution averages 3.5% and extraction is estimated at 95%

Technical report

The information in this AIF is partly based on the scientific and technical data in the Skouries technical report titled “Skouries Cu/Au Project, Greece – NI43-101 Technical Report” dated July 14, 2011 prepared for European Goldfields under the supervisions of Patrick Forward, FIMMM, Antony Francis, FIMMM and David Smith, MIMMM, each of whom is a “Qualified Person” as defined by NI43-101. It is available on SEDAR under European Goldfields, now Eldorado Gold Yukon Corp. profile.

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Olympias Project

Development Project

location	Chalkidiki Peninsula, northern Greece
ownership	Hellas Gold S.A., a 95%-owned subsidiary of Eldorado (remaining 5% of Hellas is owned by AKTOR)
type of mine	underground (plus reclamation of existing gold-bearing tailings)
metal	gold, silver, lead, zinc
in situ metal (as of July 14, 2011)1
proven and probable reserves - underground: 3.79 million ounces Au at 8.7 g/t; 57.7 million ounces Ag at 132 g/t; 599,000 tonnes Pb at 4.4%; 796,000 tonnes zinc at 5.9%
proven reserves in tailings: 270,000 ounces Au at 3.4 g/t, 1.1 million ounces Ag at 14 g/t measured and indicated resource - underground (incl. u/g mineral reserves from above): 3.99 million ounces Au at 10.0 g/t; 60.8 million ounces Ag at 152 g/t; 630,000 tonnes Pb at 5.1%; 839,000 tonnes Zn at
6.7%

expected annual production (metal in concentrate)1:
Tailings retreatment (Year 1 to 4): 70,000 ounces Au
Underground Mine Refurbishment (Year 4-8; 400 ktpa): 119,000 ounces Au, 1.7 million ounces Ag, 16,000 tonnes Pb, 21,000 tonnes Zn
Underground Mine Expansion (Year 9 to end of life of mine; 850 ktpa) 200,000 ounces Au, 3.2 million ounces Ag, 33,000 tonnes Pb, 44,000 tonnes Zn

expected mine life	25 years, based on Mineral Reserve estimate
1 95% of reported metals and production attributable to the Company

History

historic times	Bulk of ores at Olympias above water table were extracted by 300 BC
1933	Shaft sunk to 74 metres depth with some drifting
1954	Owners commenced exploration; thin, discontinuous sulphide lenses encountered (and many ancient workings)
1965-66	Further drilling intersected 10 metres of lead-zinc mineralization 20 metres below the 1933 shaft

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mineralization 20 metres below the 1933 shaft
1970	Ownership transferred to Hellenic Fertilizer Company; ramp was started and production commenced in West orebody
1974-84
Shaft was sunk to the -312 metre level; high grade mineralization of East orebody intersected; highly profitable mining using sub-level caving; eventual transition to less profitable drift-and-fill mining due to excessive dilution, ground subsidence and water problems

1991	Hellenic Fertilizer Company went into receivership; mine continued production under subsidy from Greek government
1995	Ownership transferred to TVX; production suspended to allow for drilling to define resources
1998-99	TVX completed drilling campaign (760 holes, 91,319 metres) and issued Mineral Resource estimation; initial feasibility study completed
2004	European Goldfields (through their 95%-owned subsidiary Hellas Gold) acquired property from Greek state
2011	Environmental Impact Study approved by Greek government
2012	Eldorado acquired the project via the acquisition of European Goldfields

Licenses, permits and royalties

Mining	Two mining concessions (F13, F14) covering 49.7 km2, granted until March 6, 2026; can be extended twice for durations of 25 years each
Permits
Greek government formally approved the Environmental Impact Study (“EIS”) submitted by Hellas Gold SA for the development of the Company’s Greek assets, thus completing the official approval process for the EIS
For production to commence, construction and operating permits (issued on submission to and approval by Greek Authorities of a technical study) are still required

Royalties	No royalty is payable on future production

About the property

The Olympias property is located in the Chalkidiki peninsula, Northern Greece. The project is within a group of granted mining and exploration concessions covering 317 km2, approximately 100 km east of Thessaloniki. The area is centred on coordinates 474000E and 4488000N of the Hellenic Geodetic Reference System HGRS ’80, Ellipsoid GRS80 (approximately Latitude 40° 36’ and Longitude 23°50’). It is readily accessible by road; the road network in the area is among the best in Northern Greece and a major highway has been constructed extending east from Thessaloniki to 15 km north of the property.

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The Olympias Project lies 9 km north‐northwest of the company-owned Stratoni port and loading facility, along a paved road along the coast.

The area is wooded with oak, beech and pine being the principal species, while inland there are vineyards and farmlands. The main farming products are wine, honey, olives and olive oil.

Climate
The Chalkidiki Peninsula climate is generally mild with limited rainfall. Over 300 days or around 3,000 hours of sunshine are recorded on average annually. Average temperatures fluctuate little during the year. The lowest temperatures occur during December to February ranging between 3.5°C to 19°C, while highest temperatures occur during summer months and range between 23°C and 34°C. Temperatures below 0°C are limited to the mountainous areas. Operations can continue all year round.

Operations

The Olympias project is a gold‐lead‐zinc‐silver mine on care and maintenance in Northern Greece. The Company has a phased approach to developing the Olympias project:

●	the existing Olympias process plant will be refurbished to process the existing tailings;

●	the reprocessing of existing tailings whilst refurbishing and developing the existing underground infrastructure;

●	the processing at Olympias of ore from underground producing gold, lead and zinc concentrates;

●
a production ramp‐up on completion of the underground connection to a new surface concentrator plant at a brown field site in the nearby Stratoni Valley allowing early rehabilitation of historic stockpiles and infrastructure in the Olympias Valley.

As part of the phased approach, the rehabilitation of the existing concentrator plant to treat the existing tailings at up to 720,000 tonnes per annum (tpa) has commenced. The underground works are to be refurbished and developed and ROM ore will be processed at the Olympias concentrator once the tailings reserve is depleted. Ore production will reach 400 ktpa producing three concentrates for gold, lead‐silver and zinc respectively. Production will be increased to 700 ktpa to 850 ktpa in year 9 on completion of an 8.5 km decline linking the underground works at Olympias to a new concentrator to be built in the Stratoni valley (the Stratoni Decline). The process at both concentrators is broadly the same with efficiencies of process and most particularly scale incorporated at the newer site. The crushed ore will be transferred to the fine ore bin ahead of the SAG mill and the secondary ball mill. The overflow from the hydro‐cyclones

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classifier will be directed to the flotation circuit. The flotation section will produce three concentrates, firstly lead/silver; secondly zinc, and thirdly the gold bearing pyrite / arsenopyrite concentrate. Separation of the minerals into the three concentrates is achieved through a combination of pH control and conventional reagents for the depression and activation of the various mineral species. There is no long‐term surface disposal requirement for the coarse tailings as, by removing approximately 20% of the material as fines, the remaining coarse tailings balance the underground backfill requirement. The fine tailings will be filtered and transported as filter cake to the Stratoni Tailings Management Facility (TMF). The facilities at Olympias include a water treatment plant. There is minimal risk associated with the concentrator process as the Olympias plant has operated successfully for many years in the past, producing concentrates within the set metallurgical parameters. The recovery of the lead, silver, zinc and gold to their respective concentrates will be in the range of 90% based on previous operating history at Olympias. It is anticipated that with modern equipment and automated process control, the historical recoveries could be exceeded. Previous mining at Olympias was in the West Orebody. The proposed mining will complete the mining of mineral reserves remaining in these areas, but mainly mining the fully explored down dip extension to the West Orebody and the unexploited East Orebody. There are 13.6 million tonnes (Mt) of proven and probable underground mineral reserves remaining in the Olympias mine which will support a maximum mining rate of approximately 850 ktpa in the later phase. The chosen mining method is drift and fill based on the geotechnical conditions, environmental requirements and it was the method previously used in the mine and is currently used at the Company’s nearby Stratoni operation. It is seen as a low risk method, given the company’s experience in using it, and ensures there is no subsidence due to the use of cemented backfill.

Environment
The EIS was submitted by Hellas Gold in July 2010 and was approved in July 2011. The EIS covers all environmental issues for the project.
Accumulating impact is anticipated only in the Madem Lakkos (Stratoni) brownfield area where the new Olympias concentrator and tailings disposal facility will be constructed. The remainder of the infrastructure components are distant from each other and therefore there will not be any significant accumulating impact on the morphology of the area under study. Impact is of low significance, of local character and much will be non‐permanent and partially reversible. All measures to minimize the anticipated impact will be taken. The Olympias project will benefit the Olympias area by allowing the rehabilitation of the Olympias Valley after approximately eight years of operation.

No significant impact is expected either quantitatively or in quality on the water in the immediate mining and processing areas or those areas within the immediate regional water system. The Olympias project has been designed such that any leakage can be managed and controlled. The overall impacts are assessed as moderately positive due to the rehabilitation of the old tailings ponds and permanent restoration of the valley site when the main processing operations move to Stratoni once full ramp up to 850 kt is achieved.

Exploration

The Hellenic Fertilizer Company carried out extensive programs of surface and underground drilling in order to define orebody dimensions and to explore the area around them. Partial logs are available for this work but none of the original cores are available in labelled boxes, none of the holes were surveyed and no assays, certifiable or otherwise have been found. It is believed that ore was identified solely by visual assessment of the core. Where available, the partial logs of this work have been entered in to the database but only in order to guide exploration work and for use in the modelling of major geological units. After 1996, TVX conducted an intense program of drilling as detailed in the “Drilling” section below.

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By February 1999, TVX had completed a drill program comprising 760 holes totalling 91,319 metres. A mineral resource estimation was completed in June 1998 and used in a feasibility study completed by Kvaerner. The project was acquired by European Goldfields (through Hellas Gold) in 2004. No further exploration has been carried out; however checks of original assay certificates against database entries confirm the integrity of the data. Key areas of the orebody have had the interpolation checked and the overall geostatistical parameters have been checked. The mineral resource has also been audited by Behre Dolbear and SRK.

The Olympias orebody is essentially closed at near surface. It is open down plunge at depth and drilling will be considered from underground once development reaches the lower levels of the currently defined orebody.

Geology and mineralization

Geological setting
The tectonic structure of Greece consists of elongated tecto-magmatic belts of variable metamorphic grade which trend northwest to southeast. These broadly coincide with the trend of the main mountain ranges of the country. These zones represent successive episodes of subduction, resulting from the northeast movement of the African Plate during the Tertiary period. The rocks that comprise these orogenic zones consist of gneiss, schist and acid igneous intrusives. These rocks host the mineral deposits of the Kassandra Mining District.
Three main geotectonic units, following the same trend dominate north-eastern Greece; the Rhodope massif to the east, the Serbo-Macedonian massif and the Vardar Zone to the west.

The Serbo-Macedonian massif is sub-divided into two litho-stratigraphic tectonic units, the upper Vertiskos Formation to the south and west, with the Kerdilia Formation to the north and east, which hosts Olympias itself. A faulted contact named the Stratoni Fault separates the two formations.

The Vertiskos Formation is composed mainly of micaschist with intercalation of quartz lenses. It lacks the pegmatite that characterises the Kerdilia Formation. A large less deformed amphibolite is located at the contact between the units.

The Kerdilia Formation is sub-divided into two units; the Upper and Lower. The Lower Unit mostly consists of amphibolite gneiss, with lenses of foliated migmatitic rocks, named as pegmatites (and aplite). The Upper Unit consists mostly of biotite gneiss and schist interlayered with marble horizons, irregular pegmatite lenses and aplite. The marble horizons of the Upper Kerdilia Formation host the ore zones at Olympias. Both the Kerdilia and the Vertiskos rocks were affected by early ductile and later brittle deformation during the mid-Cretaceous to mid-Tertiary. During the early Oligocene the district was subjected to extensional tectonics allowing for the intrusion of a post tectonic/metamorphic suite of plugs and dikes. These intrude both the Vertiskos and the Kerdilia formations and are in the range of syenite/trachyte to dacite. Examples of these post tectonic intrusions include those at the Skouries deposit and Fisoka prospect, both of which host gold-copper porphyry mineralization.

The Kerdilia Formation is separated from the Vertiskos Formation by the Stratoni Fault, an east-west to northwest-southwest striking, southerly dipping structure which is still active and which lies to the south of the Olympias deposit. Recent movement along the fault is normal though it is thought that this was originally a reverse movement fault that placed the Vertiskos on top of the Kerdilia. The Kerdilia Formation comprises a series of biotite, biotite hornblende and leucocratic gneisses, amphibolites and marbles. A greywacke parent is suggested for some of the biotite gneisses and an igneous origin for the remaining biotite, biotite hornblende and leucocratic gneisses and for the amphibolites. Retrograde mineral assemblages in these gneisses and schist indicate a post metamorphic thermal event.

Mineralization
The Olympias mineralization is a massive stratabound polymetallic replacement deposit hosted in the marble-gneiss contact of the Kerdilia Formation. The deposit comprises pyrite, arsenopyrite, sphalerite, galena, tetrahedrite-tenantite, boulangerite and chalcopyrite with secondary cerussite, chalcocite and

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covellie. Manganese oxides represent alteration of rhodochrosite. Gangue minerals include quartz, calcite, rhodochrosite, feldspar, kaolinite, chlorite, ankerite and graphite. The ore minerals are mainly massive in form. Kaolinisation is the main type of alteration associated with the deposit. Hydrothermal brecciation is common and chloritisation and silicification of host rocks immediately around the mineralised section is frequently observed.

The mineralization occurs within two orebodies. The West Orebody is approximately 250 metres wide and plunges 1500 metres to the southwest. It has been intersected from surface to a depth of 500 metres and is open down plunge. Its width varies between 5m to 15m with dips averaging 30° to 35° east. The East Orebody lies some 150 metres east of the West Orebody has an anticlinal structure, exhibiting axial thickening, with steeper dips toward the peripheries. It dips an average 25° to 30° to the southeast. Its width averages 75 metres and its average thickness is 7 metres. The mineralization has been traced for 600m down plunge.

The Olympias deposit consists of massive sulphide carbonate (marble) and aplite replacement lenses interlaid with biotite gneiss and schist. The rocks of the Upper Kerdilia Formation have been folded and over thrust which has thickened and fractured the marble units. The whole of the formation was then subject to uplift with subsequent gravity collapse of the uplifted block along a series of north-northwest to north-south trending arcuate, listric faults dipping to the east. The majority of the orebody exhibits a north-south strike, with plunge to the south-east. A common feature in the district is the presence of irregular lenses and vein type intrusions of aplite which postdates both the ore and host rocks.

Drilling
Only those holes drilled by TVX since 1996 were utilised for mineral resource estimation purposes as there is no means of validating those drilled by earlier operators. TVX drilled some 760 holes totalling 91,319 metres. Excluding samples with less than 60% recovery, which were eliminated from the mineral resource estimation, the overall recovery averaged 88.6%.

Core was logged on the basis of lithology. All sulphides were logged as blende (sphalerite), pyrite, galena (BPG), mixed ore (where pyrite is dominant) and pyrite/arsenopyrite ore. Lithologies logged were gneiss of various types, marble and aplite. Structural as well as minor geotechnical information was also logged. The orebody at Olympias was drilled on a nominal 25 metres to 45 metres spacing and the orebody is open down dip and along strike to the west. The drill orientation with respect to ore was variable since most of the holes were drilled in fans from mine infrastructure close to the orebody. Angles to the strike and dip of the orebody range from perpendicular, where drill widths represent true widths, to as low as 30° where drill widths can represent twice the true widths. For this reason particular attention was paid to compositing of the 1 metres samples during the mineral resource estimation process. All drilling in the current mineral resource was conducted by TVX but the logs to these drillholes and the sample QC have been validated.

Sampling and analysis
After the core was brought from the underground or the surface drilling rig, geological and geotechnical logging was completed. During this stage, samples were defined by marking ‘from’ and ‘to’ points on the core. A detailed lithological and mineralogical description is given for each sample, which was then summarised in a two digit numeric code.
The sampling interval through the ore zone was 1 metre, except when lithological changes occurred. The sampling interval was adjusted so that different rock types were sampled separately. In general, 5 metres to 10 metres of waste into the hanging wall and footwall was sampled using 2 metres regular intervals and analysis of fully sampled cores has shown that this was sufficient to verify any low grade mineralization in the country rocks around the main zones. This sampling policy led to some 13,500 samples being taken over the 1,500 metres strike of the orebody. No factors were found to have affected the accuracy of the sampling and they have been found to be representative.

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After geological mapping and geotechnical logging, samples were defined as described above and the core was split longitudinally by diamond saw. Samples were then placed in labelled plastic bags and sent to the Stratoni laboratory for sample preparation. The remaining half core was stored in a core shed until 2002 and was then containerised and these containers are kept locked on site.

All samples were routinely assayed for gold, silver, lead, zinc and arsenic. Initially, SGS Laboratories in Carcassonne, France were used for gold assays, while the remaining elements were determined at the TVX-Stratoni laboratory in Greece. The Stratoni laboratory used for primary assays was certified according to the ISO 9002 standard under the scope “Preparation and Chemical Analysis of Geological Mining, Metallurgical and Environmental Monitoring Samples, Certificate No 53987” for data up to 2003 which includes all data relating to Olympias. This procedure was followed for the first 2,000 in-fill samples. Approximately 12% of these were sent to the Chemex Laboratories in Canada to be assayed for all five elements as part of the QC procedure. Both assay houses used fire assay with AAS finish on 50gm samples for gold determination. AAS was used for the base metals. Gold showed satisfactory results but silver and lead determined at Stratoni showed high negative bias compared to Chemex, while zinc and arsenic results showed no bias. It was decided to keep the SGS laboratory gold assays for the first 2,000 samples but to re-assay all ore samples for Ag, Pb, Zn and As at Chemex and use Chemex for the remainder of the project.

Data verification
Subsequently, 9% of pulps were submitted on a routine basis to ALS-Geolab in Chile for check assaying. Statistical analysis of check assays for zinc and arsenic were within acceptable standards. Gold assays varied by 2% with Chemex again the more conservative. Some 4% of the coarse rejects were submitted under a different name to the Stratoni sample preparation facility and, following homogenisation, were split using a Jones splitter and a 400gm sample pulverised and split into two. The results from the coarse reject re-assays indicated that the Stratoni preparation facility was operated in accordance with high procedural standards.

Mineral Resources and Mineral Reserves Estimates

No cut-off grade is applied within mineralization lenses due to the fact that the mineralization is massive and high grade with a sharp contact with unmineralized rock. Although certain lenses of mineralization were excluded by TVX as the prevailing metal prices could not justify the cost of development to mine them.

The mineral resources tonnage and grade has been calculated using geostatistical methods within Gemcom mining software. The main steps of the geological estimation process were: construct lithology geological solid models; composite drillhole samples into 1 metre intervals; conduct basic statistics on both the raw and composite assay data sets; conduct geostatistical analysis for each element for each lithology; generate unconstrained three dimensional mineral resource block models; validate the mineral resource block model with primary data.

Previous mining at Olympias was in the West Orebody above the minus 220 metres level. The proposed future mining plan includes completing the mining of mineral reserves remaining in these areas, but mainly mining the fully explored but unexploited East Orebody and the down dip extension to the West Orebody. The geotechnical conditions influence strongly the choice and layout of mining methods.

Based on the current estimates of mineral resources and mineral reserves of the Olympias deposit, the Company believes that there are sufficient mineral reserves currently defined to sustain an approximate 25 year mine life.

Technical report

The information in this AIF is partly based on the scientific and technical data in the Olympias technical report titled “Technical Report on the Olympias Project, Au Pb Zn Ag Deposit, Northern Greece” dated July 14, 2011 prepared for European Goldfields under the supervisions of Patrick Forward, FIMMM,

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Antony Francis, FIMMM and Neil Liddell, MIMMM, each of whom is a “Qualified Person” as defined by NI43-101.

Litigation

Proceedings and regulatory actions

EC Proceedings
In December 2008, the European Commission initiated an investigation into alleged state aid by Greece in favour of Hellas Gold based on an anonymous complaint by an individual. The complaint alleged that in 2003 Hellas Gold received state aid from Greece in respect of non-payment of real estate transfer taxes and legal fees and in respect of the price paid for the former assets of TVX (see “Stratoni Project – History” for details regarding previous ownership of the Hellas Gold assets).

The investigation was in respect of the Greek state’s compliance with its treaty obligations regarding EU competition policy. Hellas Gold itself was not under investigation and its title to the assets it acquired was not under question and is not jeopardised by any ruling respecting this investigation. The underlying premise was that state aid can be (but is not always) incompatible with the Common Market.

A decision of the European Commission of 23 February 2011 concluded that the sale of the mining licenses in 2003 by the Greek state to Hellas Gold was carried out below its real market value and, therefore, involved indirect subsidies in breach of EU state aid rules. The subsidy was calculated by the European Commission at €14 million. The European Commission also asserts that Hellas Gold did not pay transaction taxes amounting to €1.34 million; and on that basis alleges that the total amount to be recovered from Hellas Gold to the Greek state is €15.3 million, plus interest.

Based on the legal, economic and factual elements relied upon by the European Commission in making its finding of state aid in favour of Hellas Gold, the Greek state, European Goldfields Limited and Hellas Gold have each sought to contest the decision on the basis that it is flawed and does not accurately reflect the entire circumstances and issues surrounding the December 2003 acquisition. Proceedings in the European Court have been started and the hearings are expected to commence at the end of 2012.

Arbitration Proceedings
In September 2007, Hellas Gold entered into a contract for the sale of gold pyrites ore to Eureka Mining plc (“Eureka”). Eureka lifted significantly less than the agreed quantity of ore in the timescale specified in the contract, which was subsequently amended. In April 2011, London solicitors acting for Eureka asserted a claim for market loss of $4.34 million plus a claim for “loss of profits” of $15.28 million. The letter also sought repayment of $567,400 charged by Hellas Gold to Eureka for an agreed contractual extension of the lifting period.

Eureka referred the dispute to arbitration under the rules of the International Chamber of Commerce (“ICC”).  The ICC Tribunal was constituted in December 2011 and the full hearing will take place in November 2012. The alleged loss of profits claim is now being put forward by Eureka as between $6.8 million and $11.1 million. Hellas Gold SA has served a clear defence denying liability and contending that not only is Hellas Gold SA not in breach but that it is Eureka who were and are in breach of contract, having failed to lift the required contractual quantity.

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Regional review

ROMANIA

We currently have one development project in Romania:

Certej – gold development project

location	Apuseni Mountains, Transylvania, Western Romania
ownership	Deva Gold S.A., an 80%-owned subsidiary of Eldorado(remaining 20 percent of Deva held by Minvest S.A. (19.25%) and a Romanian state-owned company and three minority shareholders (collectively 0.75%))
type of mine	open pit

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metal	gold, silver
in situ metal (as of Feb. 26, 2009)1
probable reserves – In-pit, full grade: 2.12 million ounces Au at 2.0 g/t, 12.0 million ounces Ag at 11.4 g/t; In-pit, lower grade: 0.18 million ounces Au at 0.7 g/t, 3.5 million ounces Ag at 14.0 g/t; Existing dumps: 0.11 million ounces Au at 0.5 g/t, 1.8 million ounces Ag at 8.9 g/t measured and indicated resource – 41.5 million tonnes at 2.0 g/t Au and 11 g/t Ag (an additional polygonal estimate on existing dumps has outlined an indicated resource of 7.0 million tonnes at 0.53 g/t Au and 8.87 g/t Ag)

expected annual production1:	160,000 ounces Au, 800,000 ounces Ag
expected mine life	16 years
1 80% of reported metals and production attributable to the company

History

historic times	Gold mining at Certej dates back to 17th and 18th centuries
pre-1970	Small-scale ad hoc mining around Certej
1970	Government mining company Minvest commenced mining of Bocsa base metal deposit 1 km east of Certej
1972-73	Coranda Hill mineralization identified; 50 x 50 metre underground drilling further defines Certej orebody
1975-77	Certej flotation plant expanded to capacity of 90,000 tpa
1983	the Minvest-owned Certej mine took over the Baiaga-Hondol deposit, (the Central and West part of Certej), from IPEG-Deva and the exploration and pre-stripping work of the deposit continued
1985-88	Certej mine produced between 800 ktpa and 1,000 ktpa of ore from the open pit known as Coranda
1991	Minvest undertook underground development and diamond drilling of the gold mineralization at Dealul Grozii, (the East part of the Certej deposit)
1993	Underground exploratory drives and diamond drilling in the Coranda Mica zone (West)
2000	European Goldfields (through their 80%-owned subsidiary Deva Gold) acquired stake in Certej concession
2002	Two years of surface and underground channel sampling and RC and diamond drilling culminated in an independent estimate of mineral resources by consultants RSG Global of Perth
2006	Minvest closed its mining and processing operations at the Coranda open pit and Certej town
2012	Eldorado acquired the project via the acquisition of European Goldfields

88   Eldorado Gold Corporation

Licenses, permits and royalties

Mining
Certej exploitation concession: covers 26.7 km2; granted for a period of 20 years, with an initial development-exploitation period of 5 years commencing on the day the concession was gazetted on the 25 January 2000.
The Company currently holds, through Deva Gold, an exploration concession for the Baita-Craciunesti area (which is in the process of being converted to an exploitation concession).
The Company has recently acquired two prospecting licenses – the Brad and the Deva-Muncel concessions – that collectively cover 475km2 to the northwest and southwest of Certej.
The Company is in the process of acquiring the land, through purchase and/or lease, which will contain the surface infrastructure associated with the mine.

Permits
In March 2007, the Company submitted a TFS to the Romanian government in support of a permit application to develop the project. The TFS was approved in July 2008 and a permit to mine the deposit subsequently granted.
As of May 2010, the approval process for the full Zonal Urbanization Plan permit for Certej was concluded with final sign off by the local authorities.
An EIS was compiled and submitted to the Romanian authorities in August 2010. On March 9, 2011, with the initiation of the final public consultation process, the Company reached the final stage of the environmental permitting process to obtain the permits for construction and operation of the Certej project.

About the property

The Certej project is located in the southern part of the Apuseni Mountains in central Romania, some 12km NNE of the regional town of Deva in Hunedoara County. The nearby town of Deva is served by a national road and a railway line from Bucharest. A major river, the Mures, runs within 10 km of the proposed site and 110kVA power lines and water come to within 2 km of the site. Asphalted roads run directly to the deposit. The closest international airport is at Sibiu approx. 109 km towards Bucharest from Deva on the national road E68. International airports are also located at Cluj (180 km) and Timisoara (168 km). A regional airport is also planned for construction near Deva at the existing small airstrip as part of EU accession.

Climate
The climate is mild temperate-continental, with mean temperatures of around 23°C in summer and -3°C in winter. Exploration and mining activities can continue throughout the year. Elevations within the project areas range from 400 metres to over 1,100 metres above sea level but with the hills around the deposit itself reaching a maximum of around 600 metres. Much of the area is hilly with incised valleys. The hills are forested with beech and oak with occasional conifers, particularly at higher elevations. Scattered small rural settlements, associated pasture, and other agricultural land occur at lower elevations, on gentler slopes and in the river valleys. The proposed site for the Certej project itself comprises an area previously used for open pit mining with associated dumps, secondary and tertiary forest and rough pasture. The hills continue to the north, east and west of Certej. The Certej valley drains the project area and the terrain grades into the Mures River alluvial floodplain to the south of the project area.

2011 Annual information form    89

Operations

The deposit extends from surface and will be mined by open pit methods with a strip ratio of 3.1:1. The project will involve the mining and processing of 3.0 million tonnes of ore per annum.

The engineered pit designs were based on Whittle optimization to determine the general pit shape and depth. This comprised a main pit over the east, intermediate and central zones of the orebody and an adjacent smaller pit over the west zone. The final pit depth is approximately 220 metres in the East pit, and approximately 200 metres in the West pit. Optimised pit shells generated by Whittle were used as guidance to detail engineer the pits, including exact ramp positions and bench configuration. Average overall pit slopes including ramps are generally 40° to 60° according to geotechnical conditions but flatten to 30° in some places at the pit rim.

The metallurgical process involves the production of a gold and silver-bearing concentrate utilizing conventional mineral processing technology followed by the production of gold and silver bullion in doré on site by means of the Albion process. The Albion process is a combination of ultra-fine grinding of the concentrate with oxidative leaching at atmospheric pressure. The liberated gold and silver is then recovered as doré by the conventional CIL process.

The process plant will comprise a conventional 9,500 tpd concentrator with crushing, grinding and sulphide flotation unit operations. The refractory gold and silver bearing sulphide flotation concentrate will then be directed to the Albion process plant where the (pyrite sulphide) concentrate will be oxidised and the solid residue will be directed to the CIL and precious metals plant to recover the liberated gold and silver as a doré. The process does not employ autoclaves or rely on bacterial cultures. The residues from the flotation and gold plants will be disposed of in two separate but adjoining, Tailings Management Facilities (TMF).

The project is scheduled to produce an average of 308,000 tonnes of flotation concentrate per annum with high grades between 17 – 19 g/t gold and 80 – 130 g/t silver, depending on the source of the ore in the deposit, with flotation gold and silver recoveries of approximately 90%. The Albion process gold and silver recoveries will be approximately 90% and 85% respectively, resulting in total process gold and silver recoveries in the region of 81% and 77%. The silver recoveries for the west ore type will be slightly lower than the other three zones. This will yield approximately 160,000 oz of gold and 820,000 oz. of silver per year in doré.

Detailed technical and economic studies on Certej culminated with the acceptance of the technical feasibility study (TFS) for the Certej project by the National Agency for Mineral Resources (NAMR) in July 2008. The TFS was further updated to incorporate an optimisation of the tailings facility sites and additional mineral reserves defined from in-pit lower-grade material and existing dumps, announced in January 2009.

Environment
An environmental impact statement was produced in 2007 in accordance with the provisions of the Order of the Ministry of Environment and Water Administration No. 863/2002. This EIS report was produced by a consortium of Romanian agencies and institutes who prepared separate reports for the individual sections of the EIS. Their main findings are;

●
Water: ICIM of Bucharest concluded that by treating the acid rock drainage from the dumps the quality of water in the Hondol and Certej streams would meet all standards required and would improve the Mures River water quality. Water discharged from the TMFs to the local river system would be treated and comply with the admissible values laid down in NPTA 001/2005 and 002/2005.

●	Wastes: ECOIND of Bucharest defined and categorized all the wastes that would be produced during the three phases of the project: construction, operations and closure.

90   Eldorado Gold Corporation

●
Air: AMEC (formerly AGRARO) assessed all airborne pollution and dispersion patterns during the project life using various BAT computer models. They stated that the specific management actions would keep the air quality well within admissible levels.

●	Biodiversity: AMEC found that there were no material risks to flora, fauna and animal life.

●
Social Impact: Studies on the ‘Social and Economic Environment’ and ‘Ethnic and Cultural Environment’ were produced. They concluded that the project would impact positively on the communities because of population stabilisation and the economic benefits.

●	Archaeology: 52 archaeological trenches were excavated by the Deva Museum and no prehistorical vestiges have been found in the mine site area.

●
Risks and Hazards: An analysis by OCON Ecorisc SRL concluded that the use of cyanide, explosives and the TMFs posed the greatest risks but this was very low due to the mitigating measures to be installed.

An EIS was compiled and submitted to the Romanian authorities in August 2010. On 9 March 2011, with the initiation of the final public consultation process, the Company reached the final stage of the environmental permitting required for the construction and operation of the Certej project.

Exploration
From the 1970s, exploration at Certej continued under the control of the Romanian state companies S.C. Minexfor S.A. and Regia Autonoma a Cuprului Deva or Minvest, and consisted of underground development (adits, drives and cross-cuts), underground diamond and short hole rotary drilling, channel sampling of existing and new underground development, surface rock chip sampling and limited surface diamond drilling. The exploration carried out under Deva Gold ownership can be split into three phases:

●
Exploration managed by consulting company RSG – 2000 to 2003: Exploration was initially conducted by Deva Gold and then from June 2000 to the end of 2003 was managed on behalf of Deva Gold by consultants RSG. The program during this period comprised underground channel sampling of all accessible underground drives and cross cuts, surface channel sampling, limited blast hole sampling and rock chip sampling in the existing open pit on the Central zone. Surface drilling was conducted between January and October 2001.

●
Additional Consultants – November 2003 to October 2004: Exploration was managed by Deva Gold and consisted of surface reverse circulation (RC) and diamond drilling. This period also saw the involvement of consultants Kvaerner and AMEC Minproc. Kvaerner re-examined the deposit and remodelled the mineral resource in an attempt to define high grade zones based on a series of north-south sections. Whilst the sections cut the overall east-west trend of the orebody, this did not recognize that most of the gold mineralization is hosted by north-south structures and so the resulting calculation understated the mineral resource with an unclassified estimation of some 25 Mt at 2.1 g/t Au. Given the nature of the mineral resource estimation, little can be drawn from the Kvaerner work that followed.

●
Management by European Goldfields Technical Team: From October 2004, European Goldfields’ management re-examined the deposit data and reports and concluded that, whilst much of the exploration data gathered by RSG of a high quality, neither the deposit controls, particularly higher grade cores to the mineralization, nor its mineralogy and therefore metallurgy were fully understood. In November 2004, the Company commenced a drilling campaign.

●
Exploration of Existing Dumps: Exploration over the Coranda dumps took place in two phases, with the first phase between 2004-2005, targeting higher-grade oxide material and mineralised Cretaceous strata with vertical RC drill holes. A second exploration phase in 2008 covered the remaining accessible dump areas with vertical RC drill holes and channel lines.

2011 Annual information form    91

Geology and mineralization

Geological Setting
The Certej exploitation concession lies within the ‘Golden Quadrilateral’ an area located in the Apuseni Mountains of Transylvania in Romania. This area forms part of the Carpathian-Balkan province of the Tethyan Arc and has historically produced between 20 million ounces (Moz) and 40 Moz of gold. The district hosts numerous known epithermal and mesothermal Ag-Au, Cu-Au and Cu, gold, silver and base metal deposits associated with the Neogene andesitic-dacitic volcanic and sub-volcanic bodies which intrude a variety of lithologies. These rocks are located along three distinct west-northwest trending belts; the Rosia Montana Belt in the north, the Zlatna belt in the centre and the Certej Brad belt, which hosts the Certej deposit, in the south.
The Certej Brad volcanic belt occurs within a major northwest-southeast trending graben which is approximately 20 km long and 10 km wide. The basement in the Certej area on either side of the graben has been mapped as Jurassic basalt. The basalts are commonly spilitically altered on extrusion, resulting in replacement minerals such as carbonate, albite and chlorite. Cretaceous sedimentary rocks within the graben are quartz-rich and are intercalated with black shales. They are interpreted to be of Barremian-Aptian (130Ma to 120Ma) age. Neogene conglomerates, grits, marls and grey shales overlie the Cretaceous sedimentary rocks.

The Certej concession is dominated by extrusive and intrusive andesite. Andesite stocks throughout the area are commonly propylitically altered and surrounded by lenses of extrusive andesite, which blankets the surrounding Neogene sediments. The south-western quarter of the tenement comprises a thicker sequence of Neogene sedimentary rocks. Andesites and associated extrusive are the main host for gold-silver mineralization in the concession with the exception of the Certej deposit.

At the Certej deposit, the sedimentary rock packages are cut by Neogene porphyritic andesites of both intrusive and extrusive origins which have been divided into the ‘Hondol’ and ‘Sacaramb’ types. Both types are of similar age (K-Ar dating gives around 11Ma) and composition except the Sacaramb Andesite contains biotite and is coarser grained. The Baiaga Andesite is interpreted to postdate the Hondol and Sacaramb Andesite and is of similar composition to it, but is typically fine grained. All lithologies are commonly brecciated from crackle type breccias in the andesite to milled polymictic breccias which contain all rock types.

Thrusts and conjugate faulting are the dominant structural elements in the concession area. The Miocene andesites are spatially associated with the intersection of older thrusts and later faults, which are coeval with the andesitic volcanism.

Mineralization
The deposits along the Certej Brad belt are classified as low to medium sulphidation epithermal deposits. The Certej deposit itself formed at mid to shallow crustal,  and may be related to  a porphyry style system at depth. The deposit is situated within a 2.5 km by 1.5 km magnetic low which is bounded by unaltered biotite andesite to the west, north and east. The magnetic low is likely due to magnetite being replaced by pyrite during hydrothermal alteration. Within the magnetic low, significant gold mineralization has been outlined in a 1,500 metres long zone extending approximately east-west from Dealul Grozii to the NNE-trending Lidia Fault. Within the zone north-northwest trending fault zones, typified by breccias, host disseminated pyrite mineralization.

Drilling
Exploration was initially conducted by Deva Gold and then from June 2000 to the end of 2003 was managed on behalf of Deva Gold by consultants RSG. The program during this period included a surface drilling programme conducted between January and October 2001. In November 2004, a drilling campaign commenced. In total, 647 drill holes totalling 82,812 metres were drilled during the period of European Goldfields’ involvement in the project. Exploration over the Coranda dumps took place in two phases, with the first phase between 2004-2005, targeting higher-grade oxide material and mineralised Cretaceous sedimentary rocks with vertical RC drill holes. A second exploration phase in 2008 covered the remaining accessible dump areas with vertical RC drill holes and channel lines. No drilling information
Sampling and analysis

92   Eldorado Gold Corporation

prior to European Goldfields’ involvement in the project has been used in the estimation of resources due to the lack of quality control when the data were collected.  Both RC and diamond drilling methods have been used to define the Certej deposit. Sample weights have been routinely measured for RC drilling on a metre by metre basis as part of the standard RC drilling and sampling procedures. The resultant data has been statistically analysed. Theoretical percentage recoveries have been based on calculating the volume of a hole produced using a 5.25 inch hammer and using a density of 2.4 t/m3 (deposit average) to determine the theoretical sample weight. On this basis, the theoretical weight of a metre sample is 33 kg. RC samples were then sent to the laboratory for drying and pulverising to 85% passing minus 75µm. A 50 g charge is then taken for fire assay analysis by standard industry techniques.

To ensure a high sample quality, stringent data collection QC procedures were applied. The standard QC procedures for the DDH programs included the use of triple tube sample collection in areas of non-optimal ground conditions, the recording of core recovery and the photography of all core prior to sampling. The diamond core was marked off at 1 metre sample intervals and cut lengthways using a diamond saw to produce half-core samples for assay.

Prior to March 2005, all drilling and channel samples were sent to the Gura Rosiei SGS laboratory in Romania. Following March 2005, drillhole and channel samples were submitted to both the Gura Rosiei SGS laboratory in Romania and the Krumovgrad Bulgaria, SGS exploration sample preparation facility, and assayed at the SGS Chelopech laboratory in Bulgaria.

Data verification
The rapid submission of samples from drilling for analysis, and the close scrutiny of procedures by Romanian and expatriate technical staff, provides little opportunity for sample tampering. Equally, given the rigorous umpire assaying via external international laboratories and the regular ‘blind’ submission of international standards to the primary and umpire assay facilities, any misleading analytical data would be readily recognized and investigated.
Reference material for all samples is appropriately retained and stored, including chip trays derived from RC drilling, half-core and photographs generated by DDH, and assay pulps of all submitted samples. Assessment of the data indicates that the assay results are generally consistent with the logged alteration and mineralization, and are entirely consistent with the historical and anticipated tenor of mineralization.

The current QC procedures include the submission of internationally recognized standards, umpire assaying at two internationally recognized laboratories in Canada (ALS Chemex) and Australia (SGS), duplicate and replicate sample analyses and the submission of RC field duplicate samples at a rate of 1:20, with the latter providing a comparison of the total sampling and analytical error.

The accuracy of the gold and silver assay data and the potential for cross contamination of samples during sample preparation has been assessed based on the assay results for the laboratory internal standards and blanks and the Deva Gold submitted Rocklabs standards. RSG considered the gold and silver standards analysed by the SGS Gura Rosiei and Chelopech laboratories are accurate and appropriate for mineral resource estimation studies.

Mineral Resources and Mineral Reserves Estimates

The geology of the Certej locality and deposit is well established and a detailed regional and local model for the mineralization has been put together by European Goldfields and Deva Gold. Detailed drilling, data analysis and modelling have resulted in the development of a robust geological and grade model. The mineral resource estimate is well supported with over 60,000 metres of drilling and 22,000 metres of channel sampling. A notional 0.5 g/t gold lower cut-off grade was used to develop the estimation domain boundaries used to constrain the mineral resource.

2011 Annual information form    93

Geological wire framing and three dimensional modelling of domains has been carried out based on careful mapping of four mineralogical zones, East, Intermediate, Central and West. These have distinct mineralogical signatures and correspondingly distinctive gold deportment. Their boundaries correspond to litho structural features which have also been modelled in three dimensions. Sampling of all of these zones has been representative.

Block modelling and interpolation using ordinary kriging and uniform conditioning into a selective mining unit (SMU) block model have resulted in a measured and indicated mineral resource of 41.5 Mt at 2.0 g/t Au and 11 g/t Ag grade. In addition, an indicated mineral resource of 7,022,434 t at 0.53 g/t Au and 8.9 g/t Ag, with a contained metal of 119,600 oz Au and 2,002,100 oz Ag has been estimated in existing dumps using a polygonal wireframe approach.

The mineral resources and mineral reserves have been subject to several audits by RSG during the course of the project development. The mineral resources and mineral reserves are categorised to CIM standards.

Analysis has shown that the mineral resource estimation approach using an SMU model calculated using uniform conditioning of ordinarily kriged parent blocks by way of uniform conditioning is valid and a representative way of modelling the Certej mineralization. Comparison of the mineral resource to internally produced polygonal estimates validate the SMU estimate. The mineral resource estimate has been completed several times by RSG with very similar results as well as having been checked internally twice with a less than 3% difference in volume.

Total probable mineral reserves from the open pits are 32.8 Mt at 2.0 g/t for gold and 11.4 g/t for silver, at an approximate gold cut-off grade of 0.8 g/t Au, and 92.2 Mt of waste, for a life of mine strip ratio of 3.1:1 (t:t). 9.7 Mt of waste are used for building roads and pads, 18.7 Mt are used for in-pit dumping in the East pit, and some 63.8 Mt are stored between the North and South dumps. An additional 7.8 Mt of in-pit mineral reserves using a cut-off of 0.6 g/t gold and 14 g/t silver becomes economic to process at $650 per oz. Au and $7.50 per ounce Ag. This lower grade mineral reserve is classified as probable mineral reserve and is expected to be processed at the end of mine life. Existing dumps from historic production contain probable mineral reserves of 6.3Mt at 0.53 g/t Au and 8.9 g/t Ag. This material will be processed at the end of mine life with the lower grade in-pit material. Total mineral reserves of 47 Mt will support a mine life of 16 years.

Technical report

The information in this AIF is partly based on the scientific and technical data in the Certej technical report titled “Certej Updated Definitive Feasibility Study” dated 26 February 2009 prepared for European Goldfields under the supervision of Patrick Forward, FIMMM, and prepared with Neil Liddell, MIMMM, and Tony Jackson, FIMMM, each of whom is a “Qualified Person” as defined by NI 43-101. It is available on SEDAR under European Goldfields (now Eldorado Gold Yukon Corp.) profile.

94   Eldorado Gold Corporation

Mineral reserves and resources

The table below shows Eldorado Gold mineral reserves and resources estimated at December 31, 2011.

GOLD	Mineral reserves					Mineral resources				Estimated metallurgical recovery	Our interest
	tonnes (x1000)	grade (g/t)	in-situ oz. (x1000)	cut-off grade		tonnes (x1000)	grade (g/t)	in-situ oz. (x1000)	cut-off grade
Kişladağ				0.20 g/t oxide 0.31 g/t sulphide					0.25 g/t	77% oxide 63% sulphide	100%
Proven	114,955	0.91	3,368		Measured	121,590	0.88	3,436
Probable	344,915	0.64	7,148		Indicated	458,270	0.59	8,619
Proven & probable	459,870	0.71	10,516		M+I	579,860	0.65	12,055
					Inferred	380,760	0.40	4,921
Efemçukuru				4.0 g/t					3.0 g/t	89%	100%
Proven	1,016	12.42	406		Measured	1,122	13.68	494
Probable	4,007	8.30	1,069		Indicated	4,304	8.50	1,177
Proven & probable	5,023	9.13	1,475		M+I	5,426	9.57	1,670
					Inferred	2,524	5.96	484
Tanjianshan				1.6 g/t JLG sulphide 1.3 g/t JLG oxide and transition					1.0 g/t	80.0%	90%
Proven	4,299	3.19	441		Measured	5,373	2094	509
Probable	1229	3.07	121		Indicated	3,820	2052	309
Proven & probable	5,528	3.16	562		M+I	9,193	2.77	818
					Inferred	3,137	3.50	353
Perama				0.8 g/t					0.5 g/t	90%	100%
Proven	2,477	4.44	354		Measured	3,064	4.30	424
Probable	7,220	2.68	621		Indicated	9,375	3.18	958
Proven & probable	9,697	3.13	975		M+I	12,439	3.46	1,382
					Inferred	8,766	1.96	554
Jinfeng				0.8 g/t open pit 2.3 g/t underground					0.7 g/t open pit 2.0 g/t underground	85%	82%
Proven	8,671	3.74	1043		Measured	12,119	3.59	1,397
Probable	8,661	3.75	1045		Indicated	13,126	3.46	1,459
Proven & probable	17,322	3.75	2,088		M+I	25,245	3.52	2,856
					Inferred	10,630	3.18	1,086
White Mountain				1.5 g/t					1.0 g/t	82%	95%
Proven	3,776	3.70	449		Measured	4,892	3.62	569
Probable	2,072	3.75	1,045		Indicated	2,868	3.23	297
Proven & probable	5,848	3.68	692		M+I	7,760	3.47	866
					Inferred	4,907	5.22	824
Eastern Dragon				1.0 g/t open pit 1.7 g/t underground					1.0 g/t	95%	95%
Proven	837	11.07	297		Measured	800	12.48	322
Probable	2,253	6.46	467		Indicated	2,700	6.04	530
Proven & probable	3,090	7.71	764		M+I	3,500	7.50	852
					Inferred	2,200	2.67	190
Tocantinzinho				0.49 g/t sulphide 0.43 g/t oxide					0.3 g/t	89.6%	100%
Proven	17,735	1.39	792		Measured	19,777	1.29	820
Probable	31,315	1.17	1,183		Indicated	50,457	0.97	1,574
Proven & probable	49,050	1.25	1,975		M+I	70,234	1.06	2,394
					Inferred	6,950	0.66	147
Total gold
Proven	153,766	1.45	7,150		Measured	168,737	1.47	7,971
Probable	401,672	0.92	11,897		Indicated	544,920	0.85	14,923
Proven & probable	555,438	1.07	19,047		M+I	713,657	1.00	22,893
					Inferred	419,874	0.63	8,559

IRON	Mineral reserves				Mineral resources		Estimated metallurgical recovery	Our interest
	tonnes (x1000)	grade Fe%	cut-off grade		tonnes (x1000)	grade Fe%
Vila Nova			57% Fe				89.5%	100%
Proven	2,338	63.4		Measured	2,338	63.4
Probable	6,603	60.0		Indicated	7,295	60.9
Proven & probable	8,941	60.9		M+I	9,633	61.5
				Inferred	2,022	61.2

2011 Annual information form    95

Properties Acquired from EUROPEAN GOLDFIELDS LIMITED
The table below shows the mineral reserves and resources of the properties acquired through the acquisition of European Goldfields on February 24, 2012.  The following is derived from the technical reports filed by European Goldfields and listed under the description of each property. Skouries, Olympias and Certej estimates are as of July, 2011 and Stratoni is as of August 2010. No re-estimates have been done by Eldorado nor have existing estimates been depleted by 2011 production.
The estimation of mineral reserves and mineral resources is a subjective process where the accuracy of any such estimates is a function of the quantity and quality of available data and the assumptions made and judgments used in engineering and geological interpretation, which may be proven to be unreliable.  The assumptions and judgments used in such a process may differ, and there is no assurance that if the European Goldfields mineral reserve and mineral resource estimates for Olympias, Skouries, Stratoni and Certej were prepared by Eldorado that the estimates would be the same.  Eldorado intends to review the methodology used in preparing the mineral reserve and mineral resource estimates of these European Goldfields properties and update them as appropriate.  Accordingly, there is no assurance that the mineral reserve and mineral resource estimates for the European Goldfields properties will not change.
Note that for Olympias and Stratoni all modelled mineralization is economic due to sharp geological contact between mineralized and waste rock and the inherent high grade mineralization.

Mineral reserves
	tonnes (x1000)	Au grade	in-situ Au oz.	Ag grade	in-situ Ag oz.	Pb grade	in-situ Pb t.	Zn grade	in-situ Zn t.	Cu grade	in-situ Cu t.	cut-off NSR or	Estimated Metallurgical Recovery
		(g/t)	(x1000)	(g/t)	(x1000)	(%)	(x1000)	(%)	(x1000)	(%)	(x1000)	grade
Olympias (95% interest)												Not Applicable	Au – 85% Ag – 83% Pb – 91% Zn - 91%
Proven	8,886	8.7	2,470	128	36,500	4.3	380	5.7	508	-	-
Probable	4,686	8.7	1,320	140	21,200	4.7	219	6.2	288	-	-
Total (underground)	13,572	8.7	3,790	132	57,700	4.4	599	5.9	796	-	-
Proven Tailings	2,408	3.4	270	14	1,100	-	-	-	-	-	-
Total Proven & probable	15,980	7.9	4,060	114	58,800	-	599	-	796	-	-

Skouries (95% interest)												open pit $5.58/t underground $25.26/t	Au – 84% Cu – 90%
Proven	34,444	1.25	1,380	-	-	-	-	-	-	0.68	233
Probable	103,918	0.66	2,210	-	-	-	-	-	-	0.48	503
Total Proven & probable	138,362	0.81	3,590	-	-	-	-	-	-	0.53	736

Stratoni (95% interest)												Not Applicable	Ag - 83% Pb - 92% Zn - 93%
Proven	1,657	-	-	174	9,300	6.1	101	8.5	141	-	-
Probable	103	-	-	225	700	8.7	9	9.3	10	-	-
Total Proven & probable	1,760	-	-	177	10,000	6.3	110	8.5	150	-	-

Certej (80% interest)												$15.30/t	Au 81% Ag 74%
Proven	-	-	-	-	-	-	-	-	-	-	-
Probable (In-Pit Full Grade)	32,811	2.0	2,120	11.4	12,000	-	-	-	-	-	-
Probable (In-Pit Lower Grade)	7,829	0.7	180	14.0	3,500	-	-	-	-	-	-
Probable (Existing Dumps)	6,320	0.5	110	8.9	1,800	-	-	-	-	-	-
Proven & probable	46,960	1.6	2,410	11.5	17,300	-	-	-	-	-	-

Mineral resources
	tonnes (x1000)	Au grade	in-situ Au oz.	Ag grade	in-situ Ag oz.	Pb grade	in-situ Pb t.	Zn grade	in-situ Zn t.	Cu grade	in-situ Cu t.	cut-off NSR or
		(g/t)	(x1,000)	(g/t)	(x1,000)	(%)	(x1000)	(%)	(x1000)	(%)	(x1000)	grade
Olympias (95% interest)												Not Applicable
Measured	8,137	10.0	2,600	147	38,500	4.9	400	6.6	535	-	-
Indicated	4,298	10.0	1,390	161	22,300	5.4	230	7.1	304	-	-

96   Eldorado Gold Corporation

Total M+I (underground)	12,435	10.0	3,990	152	60,800	5.1	630	6.7	839	-	-
Measured Tailings	2,408	3.4	270	14	1,100	-	-	-	-	-	-
Total M+I (underground)	14,843	8.9	4,260	130	61,900	-	630	-	839	-	-
Inferred	1,666	8.9	470	155	8,300	5.4	90	7.2	120	-	-

Skouries (95% interest)												open pit $5.58/t underground $25.26/t
Measured	39,480	1.24	1,570	-	-	-	-	-	-	0.67	266
Indicated	206,870	0.57	3,770	-	-	-	-	-	-	0.45	939
Total M+I	246,350	0.67	5,340	-	-	-	-	-	-	0.49	1,205
Inferred	115,777	0.22	830	-	-	-	-	-	-	0.25	288

Stratoni (95% interest)												Not Applicable
Measured	1,694	-	-	216	11,800	7.7	130	10.8	184	-	-
Indicated	122	-	-	236	900	9.1	11	10.4	13	-	-
Total M+I	1,816	-	-	217	12,700	7.8	141	10.8	196	-	-
Inferred	671	-	-	217	4,700	7.8	52	10.8	72	-	-

Certej (80% interest)												0.8 g/t Au.
Measured (In-Pit)	3,922	2.3	290	5	700	-	-	-	-	-	-
Indicated (In-Pit)	37,549	1.9	2,320	11	13,700	-	-	-	-	-	-
M+I (In-Pit)	41,471	2.0	2,610	11	14,300	-	-	-	-	-	-
Indicated (Existing Dumps)	7,022	0.53	120	9	2,000	-	-	-	-	-	-
Total M+I	48,493	1.8	2,730	10	16,300	-	-	-	-	-	-
Inferred	7,127	1.5	340	6	1,400	-	-	-	-	-	-

2011 Annual information form    97

Mineral reserves and resources

Mineral reserves and resources are reported on a 100% basis for each property.

Estimates are based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (you can find the definitions at www.cim.org), and in accordance to the disclosures requirements with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101), developed by the Canadian Securities Administrators. As noted above, European Goldfields adopted both JORC and CIM classifications for reporting purposes and other items as equivalent to the European Goldfield property.

About mineral reserves and resources

Estimates of mineral resources include mineral reserves.

A mineral reserve is the part of a measured or indicated mineral resource that can be economically mined, demonstrated by at least a preliminary feasibility study that includes adequate information about mining, processing, metallurgical, economic and other relevant factors that demonstrate (at the time of reporting) that economic extraction can be justified.

Mineral resources are minerals that have reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Resources are classified into measured, indicated and inferred.

Mineral resources that have not already been classified as mineral reserves do not have demonstrated economic viability, and there can be no assurance that they will ultimately be converted into mineral reserves.

Understanding estimates

Estimating mineral reserves and resources is a subjective process. Accuracy depends on the quantity and quality of available data and assumptions and judgments made when interpreting it, which may prove to be unreliable.

The cut-off grades for the deposits are based on our assumptions for plant recovery, gold value, mining dilution and recovery, and our estimates for operating and capital costs. We may have to recalculate our estimated mineral reserves and resources based on actual production or the results of exploration.

Fluctuations in the price of gold, production costs or recovery rates can make it unprofitable for us to operate or develop a particular property for a period of time. See page 1 for information about forward-looking information, and page 103 for a discussion of our risk factors.

Estimates are calculated to end of 2011 mining limits and account for ore loss and waste dilution. They are based on the following price assumptions:

Eldorado Gold Properties

Gold	$1,250/oz.	Kişladağ, Perama, Tanjianshan, Jinfeng, White Mountain,
	$1,000	Eastern Dragon, Tocantinzinho
	$825/oz.	Efemçukuru
Silver	$16.50/oz.
Iron ore	$0.947/Fe unit - lump ore
$0.744/Fe unit - sinter fines

98   Eldorado Gold Corporation

European Goldfields Properties

Gold	$1,000/oz.	Olympias, Skouries
	$650/oz.	Certej
Silver	$15/oz.	Olympias, Stratoni
	$7.50/oz.	Certej
Copper	$2.50/lb	Skouries
Lead Zinc	$1500/t	Olympias, Stratoni

Eldorado Gold

Qualified persons under NI 43-101

●	Richard Miller, P.Eng. Manager Mining, Eldorado, is responsible for the Kişladağ, Tanjianshan, Jinfeng open pit and Perama reserves
●	Norm Pitcher, P.Geo, Chief Operating Officer, Eldorado, is responsible for the Jinfeng underground, White Mountain, Eastern Dragon, and Efemçukuru reserves
●	Sean Gregersen, P.Eng., Manager, Business Development, Eldorado, is responsible for the Tocantinzinho reserves
●
Stephen Juras, Ph.D., P.Geo. Director, Technical Services, Eldorado, is responsible for the Kişladağ, Efemçukuru, Perama, Tanjianshan, Tocantinzinho, Jinfeng, White Mountain, and Eastern Dragon resources;

●	Roberto Costa, principal of Roberto Costa Engenharia Ltda., is responsible for the Vila Nova iron resources and reserves

Properties acquired from European Goldfields

Qualified persons under NI 43-101

●	Patrick. W Forward, FIMMM. General Manager, Exploration for EGU is responsible for all EGU Mineral Resources: Certej, Olympias, Stratoni and Skouries.
●	Neil. O Liddell BSc, MIMMM, C.Eng. Senior Mining Engineer for EGU is responsible for Certej, Olympias and Stratoni reserves
●	David. J Smith MIMMM, C.Eng. UK Head of Operations, Mining for Scott Wilson Ltd. is responsible for Skouries reserves.

Important information for US investors

You will not be able to compare the mineral reserve and resources information in this AIF with similar information from US companies.

The United States Securities & Exchange Commission (SEC) defines a mineral reserve as the part of a mineral deposit that can be economically and legally extracted or produced. It does not recognize the terms measured, indicated and inferred mineral resources (mining terms under NI 43-101), and does not accept them in reports and registration statements.

You should not assume that:

●	the mineral reserves defined in this AIF qualify as reserves under SEC standards
●	the measured and indicated mineral resources in this AIF will ever be converted to reserves
●	the inferred mineral resources in this AIF are economically mineable, or will ever be upgraded to a higher category..

2011 Annual information form    99

Reconciliation

The table below reconciles our mineral reserves after taking into account production in 2011.

	Mineral reserves Dec. 31, 2010			Mined and Processed in 2011			Other changes in 2011			Mineral reserves Dec. 31, 2011
	tonnes (000)	grade g/t	oz (000)	tonnes (000)	grade g/t	oz (000)	tonnes (000)	grade g/t	oz (000)	tonnes (000)	grade g/t	oz (000)
Kişladağ	429,334	0.74	10,231	12,522	0.97	391	43,058	0.49	676	459,870	0.71	10,516
Tanjianshan	5,345	3.42	587	962	4.04	125	1,145	2.72	100	5,528	3.16	562
Jinfeng	14,694	4.03	1,903	1,545	4.07	202	4,183	2.88	387	17,332	3.75	2,088
White Mountain	5,985	3.74	720	709	4.39	100	572	3.92	72	5,848	3.68	692
Efemçukuru	5,136	9.10	1,506	101	8.62	28	-12	0.00	-3	5,023	9.13	1,475
Vila Nova	9,187	61.0%Fe		246	62.4%Fe		0	0%Fe		8,941	60.9%Fe

Notes to the Eldorado Gold mineral reserves and resource estimates

Kişladağ

Modeling
●	used 3D models: lithology models, alteration model, and mineralized or grade shapes
●	3D mineralized envelopes, or shells, based on initial outlines derived using Probability Assisted Constrained Kriging (PACK), constrained gold grade interpolation
●	used a threshold value of 0.20 g/t Au
●	assays were composited into 5 metre downhole composites
●	the model was validated by visual inspection, checks for bias and appropriate grade smoothing.

Grades
●	data analyses demonstrated that the lithologic units within the gold mineralized shell should be treated as separate domains
●	grades for blocks estimated with a hard boundary between them
●	distributions do not indicate a problem with extreme gold grades for gold
●	grades were interpreted by ordinary kriging using a two-pass approach: the first pass required values from a minimum of two holes to interpolate a model grade value

Mining
●	open pit
●	designed using Gemcom GEMS software based on a 10 metre bench height with double benching for most pit walls
●	design based on an optimization using Whittle software
●	berm width, face angle and bench stack heights vary by sector and rock quality
●	block model contains expected dilution
●	and the pit will extend down to a bottom elevation of 370 metres above mean sea level

Efemçukuru

Modelling
●	create mineralized or grade shapes using new data from the infill drill program and revised structural interpretations of the Kestane Beleni Vein system
●	3D shapes based on approximately a 2.0 g/t Au grade threshold and general vein geometry
●
threshold value was chosen by inspection of histograms and probability curves, and further supported by indicator variography. Areas of narrow or absent above threshold mineralization were included by using a minimum 2 metre interval rule the model was validated by visual inspection, checks for bias and appropriate grade smoothing

Grades
●	extreme grades were examined for gold mainly by histogram and cumulative distribution plots
●	very high grade outlier assays in the south and middle ore shoots were given a high cap of 200 g/t Au. A 40 g/t Au limit was imposed on north ore shoot assays
●
an outlier restriction of 35 g/t Au for the south ore shoot and 70 g/t Au for the middle ore shoot (half the original search ranges) prevented over-extrapolation of high grades in areas of less dense drill coverage

●	assays were composited into 1 metre downhole composites
●	grades were interpolated by ordinary kriging using a two-pass approach: the first pass required values from at least two holes to interpolate a model grade value

Mining
●	underground
●	primary stoping method: cut and fill
●	for ore widths between 2 and 12 metres: supported mechanized cut and fill
●
spiral footwall ramps in each of the middle and south ore shoots provide access ore is be hauled by truck to a central ore pass system above the underground crusher before being taken to the surface by conveyor.  Paste backfill will be used to fill mined areas

100   Eldorado Gold Corporation

Tanjianshan
The mineral resources and mineral reserves lie primarily within the Jinlonggou deposit.
Modelling
●	Jinlonggou block model includes several fault surfaces and mineralized shapes that constrain and control gold grade interpolation
●	3D mineralized envelopes, or shells, based on initial outlines derived by Probability Assisted Constrained Kriging (PACK)
●	used a threshold value of 0.70 g/t Au
●	assays composited into 2 metre downhole composites
●	data analyses demonstrated that regions of Jinlonggou bounded by the various steeply dipping crossing structures should be treated as separate domains
●	the model was validated by visual inspection, checks for bias and appropriate grade smoothing

Grades
●	grades for blocks within the respective domains will be estimated with a hard boundary between them
●●	the analyses also showed that the distributions suffer from exposure to extreme gold values. Capping grades to assay data were derived by domain, and ranged from 20 to 30 g/t Au.
grades were interpolated with ordinary kriging using a two-pass approach: the first pass required values from at least two holes to interpolate a model grade value

Mining
●	open pit
●	designed using Mine Sight software based on a 5 metre bench height with double benching for most pit walls
●	design based on an optimization using Whittle software
●	berm width and bench stack heights vary by sector; face angle is 70°
●	block model contains expected dilution
●	the pit will extend down to a bottom elevation of 3,320 metres above mean sea level

Jinfeng
Modelling
●	open pit
●	3D mineralized envelopes, or shells , based on initial outlines derived using Probability Assisted Constrained Kriging (PACK), constrained gold grade interpolation
●	used a threshold value of 0.40 g/t Au
●	assays composited into 2.5 metre downhole composites
●	the data analyses demonstrated that the F3/F2 and F6structural domains within the gold mineralization shell should be treated separately

Grades
●	the analyses showed that the distributions suffer from exposure to extreme gold values. A grade cap of 30 g/t Au was implemented in the assay data.
●	grades were interpolated with ordinary kriging using a two-pass approach: the first pass required values from at least two holes to interpolate a model grade value

Mining
Open pit;
●	designed using Surpac software based on 5 metres high benches with a flitch height of 2.5 metres
●	design based on an optimization using Whittle software
●	berm width, face angle and bench stack heights vary by sector and rock quality
●	estimated using 95% mining recovery and 5% dilution
●	the pit will extend down to a bottom elevation of 450 metres above mean sea level
●	underground mining using overhand cut and fill practices
●	minimum mining block is 5m high x 5m across x 20m long
●	estimated using 95% mining recovery and 5% dilution
●	sub-paste backfill is used to fill mined areas

White Mountain

Modelling
●	used three geological domains within the main fault breccia zone to control the interpolation
●	the shallowly dipping South and North domains and the steeply dipping Central domain were modeled in 3D
●	the assays were composited into 5 metre downhole composites

Grades
●	the fault breccia unit forms a hard boundary for gold mineralization, but mineralization between the three internal domains is continuous, so the selection of composites was not restricted by domain
●	a 40 g/t cap grade was applied to reduce the influence of extreme gold grades on the model, resulting in about a 6% reduction in gold metal content
●	grades were interpolated using ordinary kriging
●	the gold estimate was validated by visual inspection of drill data in sections and plans

Mining
●	underground
●	uses sub-level long hole stoping
●	average mining block is 30 metres high, 20 metres wide, and 10 to 50 metres long
●	tonnage is factored by 95% to account for karstic cavities
●	cemented hydraulic back fill is used in mined areas

Eastern Dragon

Modelling
●	used 3D lode models (#5 and an eastern splay)
●	drillhole data was prepared as full seam composites containing the true thickness, length averaged values for gold and silver, and gold and silver accumulations (product of grade and thickness)
●	data analysis showed only limited samples required a top cut (no top cutting was done for silver)
●	a value of 250 g/t gold was applied to assay data before compositing
●	the model was validated by visual inspection and checks for bias

Grades
●	grades were interpolated using ordinary kriging in two dimensions, in 25 metre x 25 metre blocks
●	interpolation used a two-pass approach: the first pass required four values to interpolate a model grade value

Mining
open pit:
●	to first mine the upper portion of the deposit
●
design was constrained by the need to minimize land use in this remote forested region, and by the possible need to use some of the available land as the operation’s tailings impoundment facility underground

2011 Annual information form    101

●	underground reserves were calculated assuming benching as the main method of extraction using 15 metre spaced sub-levels
●	ore loss estimated at 5% and dilution estimated at 15%

Vila Nova

Modelling
●	resource work defined the quantity, quality, and classification of the iron ores
●	the lower grade/quality itabirite and iron crust materials were treated as waste rock and not modelled
●	the deposit was divided into 4 domains: Lagos, Bacabal North, Bacabal South (along the N-S trending limb) and Bacabal West (along the E-W limb)
●	3-D models were created according to hardness

Grades
●	iron (Fe) is the revenue element. Silica (SiO2), alumina (Al2O3), and phosphorous (P) are the main deleterious elements
●	grade models were estimated for Fe%, SiO2%, Al2O3%, and P%
●	assay data were composited into 5 metre lengths, honouring the ore type domains
●	grades were estimated by inverse distance weighting to the second power
●	blocks and composites were matched on estimation domain

Mining
●	open pit
●	design was based on the results of an optimization using Whittle software
●	two operational pits (Lagos Final Pit and Bacabal Final Pit) were created. Mining bench height will be 10 metres with an overall slope angle of 35˚
●	the Whittle program also set up and calculated models for conceptual finished iron ore products
●	three ore products are expected to be produced from crushing and screening: lump, sinter fine and tail

Tocantinzinho
●	open pit
●	3-phase pit sequence was designed based on optimized pit shells
●	mining selectivity based on 10x10 metres blocks in plan and a 5 metres face
●	inter-ramp slope angles varied per sector and rock type - values range from 36.5 to 49 degrees
●	a primary ramp was designed with a 25 metres width and 10% grade
●	no ore loss or dilution was applied to the model
●	the final pit depth is 345 metres below surface
●	mining fleet size was based on the haulage distances for ore and waste and net utilization factors that account for tropical weather conditions
●	operating cost based on budgetary quotes for diesel, explosives and tires, as well as a labour study and maintenance parts estimates from suppliers

Perama Hill

Modelling
●	made 3D geologic models:
●	oxide mineralization
●	small sulphide zone inlier
●	East Graben Fault
●	oxide-sulphide surface
●	a mineralized domain in the oxide-mineralized zone using a 0.6 g/t Au cut-off grade, which preserves the mineralization continuity and includes all potentially economic mineralization
●	a top cut of 30 g/t Au was used to assay data before compositing
●	assays composited into 2 metre downhole composites

Grades
●	gold grades were interpolated by ordinary kriging
●	silver grades were interpolated by inverse distance squared
●	the reasonableness of the model was determined by visual inspection of sections and plans displaying block model grades, drill hole composites, and geology. Good agreement was observed.
●	the distribution of modeled and assay gold data were compared on scatter plots by elevation and northings. General agreement was observed between the trends.
●	a separate mineral resource estimate on the nearby Perama South deposit was classified entirely as inferred mineral resources, using polygonal methods

Mining
●	open pit
●	designed using Gemcom GEMS software based on a
●	5 metre bench height with double benching for most pit walls
●	design was based on an optimization using Whittle software:
●	pit is approximately 630 metres long in the north-south direction and up to 340 metres wide
●	pit extends from the top of Perama Hill (at 248 metres), to the pit floor (at 125 metres). The highest elevation exposed is 238 metres above mean sea level
●
the pit design is derived using an overall slope angle in the range of 32 to 37.5 degrees on the east wall and 37.5 degrees elsewhere. The southern part of the east wall, which is close to a major fault, has been flattened to 32 degrees.

the pit shell is designed to exclude any material within 500 metres of Perama village.

102   Eldorado Gold Corporation0

 Risk Factors

We face a number of risks and uncertainties in our business. Several of them can have a material and adverse effect on our operations and the value of our securities, and we discuss them in this next section.

Financial risks	103

Business and operational risks	108

Risks related to acquisitions	116

Risks related to our common shares	118

Financial risks

Metal price volatility

The profitability of our operations is significantly affected by changes in gold and other metal prices.

The gold and metal price can fluctuate widely and is influenced by many factors beyond our control, including:

●	industrial demand
●	demand from the jewelry industry
●	inflation and the expected rate of inflation
●	strength of the US dollar and other currencies
●	interest rates
●	political and economic events (global and regional)
●	production and cost levels in major gold-producing regions like South Africa and China
●	speculative activities (causing rapid short-term changes in the price of gold)
●	official pricing in certain countries

The supply of gold is made up of new production from mining, and existing stocks of bullion, scrap and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.

Between 2006 and the date of this AIF, the price of gold as quoted on the London Bullion Market ranged from a low of $525 to a high of $1,895 per ounce, based on the PM fixing price for gold.

We have used a price range between $850 and $1,250 per ounce Au in the mineral reserve and resource estimates for our Eldorado projects. Using significantly lower gold prices in the reserve calculations and life-of-mine plans, would result in lower mineral reserve and resource estimates, material write-downs of our investment in mining properties and higher amortization, reclamation and closure charges.

If gold prices decline significantly, or decline for an extended period of time, we might not be able to continue our operations, develop our properties, or fulfill our obligations under our permits and licenses, or under our agreements with our partners. This could result in losing our interest in some or all of our properties, or being forced to sell them, which could have a negative effect on our profitability and cash flow.

We currently sell lump iron ore and sinter fines produced at Vila Nova into the Chinese spot market. Spot prices for iron ore fluctuate widely due to the supply and demand factors that influence steel production. At the end of 2008, iron ore spot prices dropped significantly because of the global financial crisis, so we put Vila Nova on care and maintenance. Iron ore prices have since rebounded, and in the fourth quarter of 2010 we re-started trial mining operation at Vila Nova. Vila Nova had high margins for 2011, but if iron ore spot prices drop significantly again, and over a prolonged period of time, we may have to put it back on care and maintenance.

2011 Annual information form    103

Hedging activities

Companies use hedging activities to protect them from fluctuations in the price of gold and other metal, and to minimize the effect that declines in gold and other metal prices can have on results of operations for a period of time.

We currently do not have any gold hedges, but we may hedge in the future. While hedging can protect us from low gold prices, it can also limit the price we can realize on gold that is subject to forward sales and call options (when the market price is higher than the price in a forward sale or call option contract).

We currently do not hedge any other commodity supply, although we may do so from time to time in the future.

We currently do not have any currency hedges.  Currency fluctuations can have an adverse effect on our future cash flow, results of operations and financial condition.

Mineral reserve and resource estimates

Mineral reserve and resource estimates are only estimates. We may not realize the levels of gold production indicated.

The proven and probable mineral reserve figures in this AIF are estimates, and may need to be revised based on various factors like:
●	actual production experience
●	fluctuations in the market price of gold
●	results of drilling or metallurgical testing
●	production costs
●	recovery rates.

The cut-off grades for the mineral reserves and mineral resources are based on our assumptions (and in the case of European Goldfields property, European Goldfields assumptions) about plant recovery, gold value, mining dilution and recovery, and our estimates (and European Goldfield estimates)  for operating and capital costs, which are based on historical production figures. We may have to recalculate our estimated mineral reserve and resources based on actual production or the results of exploration. Fluctuations in the market price of gold, production costs or recovery rates can make it unprofitable for us to develop or operate a particular property for a period of time. If there is a material decrease in our mineral reserve estimates, or our ability to extract the mineral reserves, it could have a material and adverse effect on our future cash flow, results of operations and financial condition.

There are uncertainties inherent in estimating proven and probable mineral reserves and measured, indicated and inferred mineral resources, including many factors beyond our control. Estimating mineral reserves and resources is a subjective process. Accuracy depends on the quantity and quality of available data and assumptions and judgments used in engineering and geological interpretation, which may be unreliable. It is inherently impossible to have full knowledge of particular geological structures, faults, voids, intrusions, natural variations in and within rock types and other occurrences.  Failure to identify and account for such occurrences in our assessment of mineral reserves and resource may have a material and adverse effect on our future cash flow, results of operations and financial condition.

There is no assurance that the estimates are accurate, that mineral reserve and resource figures are accurate, or that the mineral reserves or resources can be mined or processed profitably. Mineral resources that are not classified as mineral reserves do not have demonstrated economic viability. You should not assume that all or any part of the measured mineral resources, indicated mineral resources, or an inferred mineral resource will ever be upgraded to a higher category.

Mineral reserve and resource estimate methodology and European Goldfields property

The mineral resources and reserves for Olympias, Skouries, Stratoni, and Certej were prepared by European Goldfields prior to its acquisition by Eldorado and are based on European Goldfields assumptions and estimates. Skouries, Olympias and Certej estimates are as of July, 2011 and Stratoni is as of December, 2010.  As of the date hereof, no re-estimates have been done to these estimates and the estimates have not been depleted for 2011 production.  There is no assurance that if these mineral

104   Eldorado Gold Corporation

reserves and resources were prepared by Eldorado that the estimates would be the same.  We are in the process of reviewing the methodology used in preparing the mineral reserve and resource estimates and updating them, as appropriate.  Accordingly, there is no assurance that the mineral reserve and resource estimates for these properties will not change.  Any material reduction in these estimates arising as a consequence of our review and update could have a material adverse effect on our future cash flow, results of operations and financial condition.

Unless otherwise indicated, the information regarding European Goldfields properties contained in the AIF is based on the scientific and technical data in technical reports prepared for European Goldfields to support the disclosure and other publicly disclosed information of European Goldfields. Furthermore, we have not reviewed in detail the methodology used by European Goldfields in preparing European Goldfields’ mineral reserves and mineral resources included in this AIF and accordingly, there is no assurance that such estimates will not change following our review of the methodology. Although Eldorado has no reason to doubt the accuracy or completeness of the information, there is no assurance that the information will not change and any inaccuracy or material omission in such information could result in unanticipated liabilities or expenses, increase the cost of integrating the companies or adversely affect the operational and development plans of Eldorado and its results of operations and financial condition.

Reporting reserves

There are material differences between the standards and terms used for reporting reserves in Canada and the US.

Mineral reserve and mineral resource estimates for the Kişladağ, Tanjianshan, Jinfeng, White Mountain, Eastern Dragon, Efemçukuru, Perama Hill, Tocantinzinho and Vila Nova include terms that comply with reporting standards in Canada, and certain estimates are based on the reporting requirements of NI 43-101. While the terms mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource are defined by CIM and must be disclosed according to Canadian securities regulations, the US Securities and Exchange Commission (SEC) does not recognize them under SEC Industry Guide 7 and they are not normally permitted to be used in reports and registration statements filed with the SEC.

Investors should not assume that:
●	any or all of a measured, indicated or inferred resource will ever be upgraded to a higher category or to mineral reserves
●	any or all of an inferred mineral resource exists or is economically or legally feasible to mine, or will ever be upgraded to a higher category.

Under Canadian securities regulations, estimates of inferred mineral resources cannot be used as the basis of feasibility or prefeasibility studies.

Other information about our mineral deposits may not be comparable to similar information made public by US domestic mining companies, including information prepared according to Industry Guide 7.

Production and cost estimates

Estimates of total future production and costs for our mining operations are based on our five-year mining plans. These estimates can change, or we might not achieve them, which could have a material and adverse effect on any or all of our future cash flow, results of operations and financial condition.

Our plans are based on our mining experience, reserve estimates, assumptions about ground conditions and physical characteristics of ores (such as hardness and the presence or absence of certain metallurgical characteristics) and estimated rates and costs of production, among other things. Our actual production and costs may be significantly different from our estimates for a variety of reasons, including the risks and hazards discussed above, and:

●	actual ore mined varying from estimates in grade, tonnage and metallurgical and other characteristics
●	mining dilution
●	pit wall failures or cave-ins
●	industrial accidents and environmental incidents

2011 Annual information form    105

●	equipment failures or not performing to specifications
●	natural phenomena such as inclement weather conditions, floods, blizzards, droughts, rock slides and earthquakes
●	encountering unusual or unexpected geological conditions
●	changes in power costs and potential power shortages
●	shortages of and timing delays of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants
●	litigation
●	abour availability and other actions by labour at unionized locations
●	restrictions imposed by government agencies and compliance with government regulations
●	permitting or licensing issues
●	political or social activism or unrest
●	shipping interruptions or delays

Any of these events could result in damage to mineral properties, property belonging to us or others, interruptions in production, injury or death to persons, monetary losses and legal liabilities. This could cause a mineral deposit to become unprofitable, even if it was mined profitably in the past.

Production estimates for properties not yet in production, or in production and slated for expansion, are based on similar factors (including feasibility studies prepared by our personnel or by third party consultants, in some instances), but it is possible that actual cash operating costs and economic returns will differ significantly from our current estimates. It is not unusual for new mining operations to experience unexpected problems during the start-up phase, and delays in production can often happen.

Any decrease in production, or change in timing of production or the prices we realize for our gold, will directly affect the amount and timing of our cash flow from operations. A production shortfall or any of these other factors would change the timing of our projected cash flows and our ability to use the cash to fund capital expenditures, including spending for our projects.

Infrastructure, energy and other commodities availability and cost

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, energy and power sources and water supply are important factors that affect capital and operating costs. If we do not have timely access to adequate infrastructure, there is no assurance that we can start exploiting or developing projects, complete them on a timely basis or at all, that the ultimate operations will achieve the anticipated production volume, or that our construction costs and ongoing operating costs will not be higher than anticipated.

Unusual or infrequent weather phenomena, accidents, sabotage or other events that interfere with the maintaining or providing of adequate infrastructure could also have an adverse effect on our operations and profitability.

Profitability is affected by the market prices and availability of commodities that we use or consume for our operations and development projects. Prices for commodities like diesel fuel, electricity, steel, concrete, and chemicals (including cyanide) can be volatile, and changes can be material, occur over short periods of time and be affected by factors beyond our control. Our operations use a significant amount of energy and depend on suppliers to meet those needs; however, sometimes no alternative source is available. Higher costs for construction materials like steel and concrete, or tighter supplies, can affect the timing and cost of our development projects.

If there is a significant and sustained increase in the cost of certain commodities, we may decide that it is not economically feasible to continue some or all of our commercial production and development activities, and this could have an adverse effect on our profitability.

Higher worldwide demand for critical resources like input commodities, drilling equipment, tires and skilled labour could affect our ability to acquire them and lead to delays in delivery and unanticipated cost increases, which could have an effect on our operating costs, capital expenditures and production schedules.

Further, we rely on certain key third-party suppliers and contractors for equipment, raw materials and services used in, and the provision of services necessary for, the development, construction and

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continuing operation of its assets. As a result, our operations at it is sites are subject to a number of risks, some of which are outside of our control, including negotiating agreements with suppliers and contractors on acceptable terms, the inability to replace a supplier or contractor and its equipment, raw materials or services in the event that either party terminates the agreement, interruption of operations or increased costs in the event that a supplier or contractor ceases its business due to insolvency or other unforeseen events and failure of a supplier or contractor to perform under its agreement with the Company. The occurrence of one or more of these risks could have a material adverse effect on the business, results of operations and financial condition.

Exploration and development programs

We estimate our current financial resources to be sufficient to support planned exploration and development programs, however, additional capital may be needed for further exploration, development and construction of mineral projects in Brazil, China, Greece, Turkey, Romania and possibly elsewhere. If we decide to proceed to production on a development project, then a significant amount of capital would be needed for project engineering and construction. As a result, the continuing exploration and development of our properties may depend on our ability to obtain financing through joint ventures, debt financing, equity financing or other means. There is no assurance that we will be successful in obtaining such financing at all, or on terms we find acceptable.

Foreign currency

We operate in a number of jurisdictions outside of North America (predominantly Brazil, China, Greece, Turkey and Romania) and incur certain expenses in foreign currencies. We currently receive revenue from operations in US dollars but incur a significant portion of our operating expenses and costs in Canadian dollars, Euro, Lira, Real and RMB, all of which fluctuate in value and are subject to their own country’s political and economic conditions.

We are subject to fluctuations in the exchange rates between the US dollar and these currencies. This can have a material effect on our future cash flow, results of operations and financial condition and lead to higher construction, development and other costs than anticipated. We do not currently hedge currency exchange risks, although we may do so from time to time in the future.

Carrying value of assets

The carrying value of our assets is compared to their estimated fair value to assess how much can be recovered based on current events and circumstances. Our fair value estimates are based on numerous assumptions and the actual fair value could be significantly different than these estimates.

If there are no mitigating valuation factors and we do not achieve our valuation assumptions, or we experience a decline in the fair value of our reporting units, it could result in an impairment charge.

Changes in accounting or financial reporting standards

Changes in accounting or financial reporting standards may have an adverse impact on our financial performance in the future. We have previously reported our financial performance in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to require Canadian public companies to adopt IFRS effective January 1, 2011. Accordingly, our financial performance for 2011 and 2010 is reported using IFRS. See our 2011 annual MD&A for information on accounting differences between Canadian GAAP and IFRS.

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Business and operational risks

Regulatory requirements

Regulatory requirements have a significant impact on our mining operations, and can have a material and adverse effect on our future cash flow, results of operations and financial condition.

We have operations in a number of jurisdictions outside of North America, mainly in Brazil, China, Greece and Turkey and Romania. The laws in each of these countries are significantly different, and they can change. Mining operations, development and exploration activities are subject to extensive laws and regulations governing among other things:

●	prospecting
●	development
●	production
●	imports and exports
●	taxes
●	mineral tenure, land title and land use
●	labour standards
●	occupational health
●	waste disposal
●	environmental protection and remediation
●	protection of endangered and protected species
●	mine safety
●	toxic substances and other matters

Mining is subject to potential risks and liabilities associated with pollution and the disposal of waste products from mineral exploration and production. Costs for discovering, evaluating, planning, designing, developing, constructing, operating, closing and remediating our mines and other facilities in compliance with these laws and regulations are significant.

Not complying with applicable laws and regulations can result in enforcement actions that can include corrective measures requiring capital expenditures or the installation of additional equipment, or remedial actions. Parties involved in mining operations may be required to compensate those suffering loss or damage resulting in interruption of mining activities and may face civil or criminal fines or penalties for violating certain laws or regulations.

New laws and regulations, amendments to existing laws and regulations or administrative interpretation, or more stringent enforcement of existing laws and regulations, whether in response to changes in the political or social environment we operate in or otherwise, could have a material and adverse effect on our future cash flow, results of operations and financial condition.

Foreign investments and operations

Most of our activities and investments are in foreign countries including operations and/or exploration and development projects in Brazil, China, Greece, Romania and Turkey.

These investments are subject to risks normally associated with conducting business in foreign countries. Some risks are more prevalent in less developed countries or those with emerging economies, including:

●	uncertain political and economic environments
●	risks of war and civil disturbances or other risks that can
●	limit or disrupt a project
●	restrict the movement of funds
●	deprive contract rights, or
●	result in property loss by nationalization or appropriation with or without compensation
●	risk of adverse changes in laws or policies of particular countries
●	increases or changes in foreign taxation
●	delays in or the inability to obtain necessary government permits, approvals and consents
●	limitations on ownership and repatriation of earnings
●	possible imposition of foreign membership limits
●	foreign exchange controls and currency devaluations

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●	import and export regulations, including restrictions on exporting gold
●
disadvantages of competing against companies from countries that are not subject to Canadian and US laws, including laws relating to corrupt foreign practices and restrictions on the ability to pay dividends offshore

●	loss from disease and other potential endemic health issues
●	unfavourable social benefits and labour requirements

Although we are not currently experiencing any significant or extraordinary problems arising from these risks, there is no assurance that we will not experience them in the future.

China may be considered an example of these risks.  We have three mines in China, and one under construction. The Chinese government plays a significant role in regulating the mining industry by instituting industrial policies. It also exercises significant control over the country’s economic growth by allocating resources, controlling foreign currency-denominated obligations, controlling foreign investment and provisions in its Foreign Investment Guidelines for Foreign Investment.  China’s significant growth in the past 20 years has been uneven geographically and in different sectors of the economy, and the Chinese government has responded by implementing various measures to control the pace and location of economic growth. These measures can have a material and adverse effect on our results of operations.

Companies with a foreign ownership component operating in China may be operating under a different framework than what is imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines, but any changes to the guidelines can have a material and adverse effect on our results of operations.

Companies need certain approvals to export gold from China, and there is no assurance we can obtain them. Like most gold producers there, we sell our gold through the Shanghai Gold Exchange, which serves as a spot market for its members since gold is traded at market price and our dore is sold to local refineries. There is no assurance that these prices will continue to reflect international market prices.

Foreign exchange transactions in China (including the repatriation of investment returns and capital) continue to be subject to foreign exchange controls. We can repatriate our profits and dividends in foreign currency but cannot repatriate our capital, unless it has been approved by the Chinese State Administration of Foreign Exchange.

Another example of these risks is Greece.  Our acquisition of European Goldfields increased our presence in Greece significantly.  In 2011, the Greek economy experienced a severe downturn that is ongoing.  In addition, the implementation of a stabilization program agreed to by the Greek government has been the source of protest and civil unrest in the country.  The state of the Greek economy has raised concerns about the risks of Greece defaulting on its debt and certain measures are being considered or are being implemented to address the debt situation.  This is an unusual position for a Eurozone state member to be in and the long and short term effects of such a position are relatively unknown.

There is no assurance that the current economic situation could not get worse or that Greece does not adopt regulatory or political changes which may negatively affect our current and future operations and plans in Greece.

Permits, licenses and approvals

In countries where we have operations or carry out exploration activities, the mineral rights or certain portions of them are owned by the relevant governments. These governments have entered into contracts with us, or granted permits or concessions that allow us to carry out operations or development and exploration activities there, but government policy could change. Any change that affects our rights to conduct these activities could have a material and adverse effect on our results of operations.

In addition, mineral exploration and mining activities can only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. The duration and success of each permitting effort are contingent upon many factors we do not control.  In the case of foreign operations, governmental approvals, licenses and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials.  There may be delays in the review process.  There is no guarantee that we will be granted the necessary

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permits and licenses, that they will be renewed, or that we will be in a position to comply with all conditions that are imposed.

All mining projects require a wide range of permits, licenses and government approvals and consents. It’s not certain that we’ll be granted these at all, or in a timely manner. If we do not receive them for our mineral projects and mines, or are unable to maintain them, it could have a material and adverse effect on the results of our operations.

Joint venture partners

Mining projects are often conducted through an unincorporated joint venture or an incorporated joint venture company. Joint ventures often require unanimous approval of the parties or their representatives for certain fundamental decisions like an increase (or decrease) in registered capital, a merger, division, dissolution, amendment of the constating documents, and pledge of the joint venture assets, which means that each party to the joint venture has a right to veto any of these decisions, which could lead to a deadlock.

Our interests in Tanjianshan, Jinfeng, White Mountain and Eastern Dragon are through joint venture companies established under and governed by the laws of China. Some of our joint venture partners in China are state-sector entities and, like other state-sector entities and their actions and priorities may be dictated by government or other policies instead of purely commercial considerations.

Exploration efforts

Gold and other metal exploration is highly speculative in nature, involves many risks and is often not productive; there is no assurance that we’ll be successful in our gold exploration efforts.

Our ability to increase mineral reserves is dependent on a number of factors, including the geological and technical expertise of our management and exploration teams, the quality of land available for exploration and other factors. Once gold mineralization is discovered, it can take several years of exploration and development before production is possible, and the economic feasibility of production can change during that time.

Substantial expenditures are required to:
●	carry out drilling to establish proven and probable mineral reserves and determine the optimal metallurgical process to extract the metals from the ore
●	build mining and processing facilities for new properties.

There is no assurance that our exploration programs will expand our current mineral reserves or replace them with new mineral reserves.  Failure to replace or expand our mineral reserves could have an adverse effect on us.

Costs of development projects

As development projects are uncertain, actual cash operating costs and economic returns can differ significantly from those estimated for a project prior to production.

Mine development projects, including Eastern Dragon, Tocantinzinho, Perama Hill, Skouries, Olympias, and Certej typically require a number of years and significant expenditures during the development phase before production is possible.

Development projects depend on successfully completing feasibility studies and environmental assessments, obtaining the necessary government permits and receiving adequate financing. Economic feasibility is based on several factors including:

●	estimated mineral reserves
●	anticipated metallurgical recoveries
●	environmental considerations and permitting
●	future gold prices
●	anticipated capital and operating costs for the projects
●	timely expectation of development plan.

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●
Development projects have no operating history to base estimated future production and cash operating costs on. With development projects in particular, estimates of proven and probable mineral reserves and cash operating costs are largely based on:

●	interpreting the geologic data obtained from drill holes and other sampling techniques
●	feasibility studies that derive estimated cash operating costs based on
●	the expected tonnage and grades of ore to be mined and processed
●	the configuration of the ore body
●	expected recovery rates of gold from the ore
●	estimated operating costs
●	anticipated climate conditions and other factors.

It is therefore possible that actual cash operating costs and economic returns will differ significantly from what we estimated for a project before starting production.

Many events could affect the profitability or economic feasibility of a project, including the following, among others:
●	unanticipated changes in grade and tonnage of ore to be mined and processed
●	unanticipated adverse geotechnical conditions
●	unanticipated operational problems
●	unanticipated metallurgical recovery problems
●	incorrect data on which engineering assumptions are made
●	costs of constructing and operating a mine in a specific environment
●	availability of labour
●	availability and costs of processing and refining facilities
●	availability of economic sources of power
●	adequacy of water supply
●	availability of surface tenure to locate processing and refining facilities
●	adequate access to the site, including competing land uses (such as agriculture and illegal mining)
●	unanticipated transportation costs
●
government regulations (including regulations with respect to prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands)

●	fluctuations in gold prices
●	accidents, labour actions and force majeure events
●	community and non-governmental organizational action.

It’s not unusual for new mining operations to experience unexpected problems during the start-up phase, and delays can often happen when production begins. In the past, we have adjusted our estimates based on changes to our assumptions and actual results.

Our production and capital and operating cost estimates for development projects are based on certain assumptions. We use these estimates to establish our mineral reserve estimates but our cost estimates are subject to significant uncertainty as described above. Actual results for our projects will likely differ from current estimates and assumptions, and these differences can be material. The experience we gain from actual mining or processing operations can also identify new or unexpected conditions that could reduce production below our current estimates, or increase our estimated capital or operating costs. If actual results fall below our current estimates, it could have a material and adverse effect on our business, results of operations, financial condition and liquidity.

Additional mineral reserves

Because mines have limited lives based on proven and probable mineral reserves, we must continually replace and expand our mineral reserves and any necessary associated surface rights as our mines produce gold.

The ability to maintain or increase annual production of gold and other metals will depend significantly on:
●	our mining operations at Kişladağ, Efemçukuru, Tanjianshan, Jinfeng, White Mountain and Stratoni
●	our development of Eastern Dragon, Tocantinzinho, Perama Hill, Skouries, Olympias, and Certej
●	our ability to conduct successful exploration efforts

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●	our ability to develop new projects and make acquisitions.

Operational risks and hazards

Our operations face a number of risks and hazards including among other things:
●	environmental hazards
●	discharge of pollutants or hazardous chemicals
●	industrial accidents and injuries
●	failure of processing and mining equipment
●	labour disputes and labour shortages
●	problems or delays in supply
●	changes in the regulatory environment
●	unusual or unexpected geologic formations or other geological or grade problems
●	unanticipated changes in metallurgical characteristics and gold recovery
●	unanticipated ground or water conditions
●	cave-ins, pit wall failures, flooding, rock bursts and fire
●	periodic interruptions due to inclement or hazardous weather conditions
●	other acts of God
●	unfavourable operating conditions
●	bullion losses
●	our ability to identify additional mineral resources at existing properties.

These risks could result in damage or destruction of mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. These liabilities can be very costly and could have a material adverse effect on our future cash flow, results of operations and financial condition.

From time to time we may hire contractors and subcontractors for our operations, and there is a risk that they could experience labour disputes or become insolvent, and this could have an adverse effect on our operations and profitability.

In the context of environmental protection permitting, including the approval of reclamation plans,  we are required comply with existing laws and regulations and other standards that may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority. The failure to obtain or renew certain permits, or the imposition of extensive conditions upon certain permits, could have a material adverse effect on our business, operations and financial condition.

We expend significant resources, to comply with environmental regulations and permitting requirements, and we expect to continue to do so in the future.  Failure to comply with applicable environmental laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that we have  been or will be at all times in complete compliance with such laws or permits, that compliance will not be challenged or that the costs of complying with current and future environmental laws and permits will not materially or adversely affect our future cash flow, results of operations and financial condition.

It is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies, and claims for damages to property and persons resulting from our operations, could result in additional substantial costs and liabilities, restrictions on or suspension of our activities and delays in the exploration of and development of our properties.

Environmental hazards

There may be environmental hazards at our mines or projects that we are unaware of. We may be liable for any associated losses, or be forced to do extensive remedial cleanup or pay for governmental remedial cleanup, even if the hazards were caused by previous or existing owners or operators of the property, past or present owners of adjacent properties or by natural conditions. The costs of any cleanup could have a material and adverse effect on our operations and profitability.

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Financing Risks

We entered into secured credit facilities of up to $280 million with certain lenders in October 2011.  For further information on the credit facility, please see “About Eldorado - Key milestones in our history”, see page 4.  This credit facility is secured by the shares of SG Resources and Tüprag, wholly owned subsidiaries of the company.  This agreement may involve restrictive covenants in certain situations which could limit our operating flexibility going forward.

Furthermore, any drawdown on the credit facilities will introduce interest costs and interest rate risk to Eldorado, as our borrowing costs will fluctuate depending on prevailing interest rates at the time we access the credit facilities, which may have an adverse effect on our future profitability.  While neither our articles nor our by-laws limit the amount of indebtedness that we may incur, the level of our indebtedness from time to time could impair our ability to obtain additional financing in the future on a timely basis, or at all, and to take advantage of business opportunities that may arise, thereby potentially limiting our operational flexibility as well as our financial flexibility.

Full compliance at all times

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain government permits and provide associated financial assurance to conduct certain activities. We are also subject to various conditions related to reclamation that are imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

We have budgeted for future capital and operating expenditures to obtain such permits and maintain compliance with these environmental, health and safety laws, however, any changes to these laws in the future could have an adverse effect on our financial condition, liquidity or results of operations and could delay our ability to obtain such permits.

If these laws are not complied with, we may face injunctions, damages and penalties, or our permits could be suspended or revoked. There is no assurance that we have been, or will be, in compliance with environmental, health and safety laws at all times, that our compliance will not be challenged, or that the cost of complying with current or future laws will not have a material and adverse effect on our future cash flow, results of operations and financial condition.

Insurance

Where practical, a reasonable amount of insurance is maintained against risks in the operation of our business, but coverage has exclusions and limitations. There is no assurance that the insurance will be adequate to cover any liabilities, or that it will continue to be available, and at terms we believe are economically acceptable.

There are some cases where coverage is not available, or we believe it is too expensive relative to the perceived risk.

Competition

We operate in a competitive industry and compete with other, better established companies that have more financial resources, operational experience and technical capabilities than we do. We face strong competition from other mining companies that are acquiring properties that are producing or capable of producing metals.

We may be unable to acquire attractive mining properties, or do so on terms we consider acceptable. This could have a material and adverse effect on our revenues, operations and financial condition.

Key personnel

Eldorado depends on a number of key personnel, including Paul N. Wright, our President and Chief Executive Office, Norman S. Pitcher, our Chief Operating Officer, and Fabiana E. Chubbs, our Chief Financial Officer. We do not have key man life insurance. Employment contracts are in place with each of these executives, however losing any of them could have an adverse effect on our operations.

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We need to continue implementing and enhancing our management systems and recruiting and training new employees to manage our growth effectively. We have been successful in attracting and retaining skilled and experienced personnel in the past, and expect to be in the future, but there is no assurance that we will be.

Good employee relations

We depend on our workforce to explore for mineral reserves and resources, develop our projects and operate our mines. We have programs to recruit and train the necessary manpower for our operations, and we work hard at maintaining good relations with our workforce to minimize the possibility of strikes, lockouts and other stoppages at our work sites. A prolonged labour disruption at any of our mines or projects could have a material and adverse effect on our overall operations.

Title to our mineral properties

We have investigated title to all of our mineral properties and, to the best of our knowledge title to all of our properties is in good standing. It’s possible, however, that any of our properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

There could be valid challenges to the title of any of our properties and, if successful, they could impair development and/or operations at our mines or projects. There is no assurance that title to any of our properties will not be challenged.

New laws and regulations, or amendments to laws and regulations relating to mineral tenure and land title and usage, including expropriations and deprivations of contractual rights, if proposed and enacted, may affect our rights to our mineral properties.  There is no assurance that we will be able to operate our properties as currently operated or permitted or that we will be able to enforce our rights with respect to our properties.

Litigation risks

All industries, including the mining industry, are subject to legal claims that are with and without merit.

In addition to the litigation in Turkey (see pages 21 and 26) and the administrative proceedings with the European Commission (see page 86), we are involved in various routine legal and regulatory proceedings. It is unlikely that the final outcome of these routine proceedings will have a material and adverse effect on our financial condition or results of operations; however, defense and settlement costs can be substantial, even for claims that are without merit. Due to the inherent uncertainty of the litigation process and dealings with regulatory bodies, there is no assurance that any legal or regulatory proceeding will be resolved in a manner that will not have a material and adverse effect on our future cash flow, results of operations or financial condition.

Health, Safety and Community Relations and Action

Our operations are subject to various health and safety laws and regulations that impose various duties on our operations relating to, among other things, worker safety and surrounding communities. These laws and regulations also grant the authorities broad powers to, among other things, close unsafe operations and order corrective action relating to health and safety matters. The costs associated with the compliance of such health and safety laws and regulations may be substantial and any amendments to such laws and regulations, or more stringent implementation thereof, could cause additional expenditure or impose restrictions on, or suspensions of, our operations. We have made, and expect to make in the future, significant expenditure to comply with the extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and other special status species, and, to the extent reasonably practicable, create social and economic benefit in the surrounding communities.

As a mining business, we may come under pressure in the jurisdictions in which we operate, or will operate in the future, to demonstrate that other stakeholders (including employees, communities surrounding operations and the countries in which they operate) benefit and will continue to benefit from our commercial activities, and/or that we operate in a manner that will minimize any potential damage or disruption to the interests of those stakeholders. We currently maintains good relations with local communities in the areas in which we operate and have a demonstrable track record of promoting community and social relations activities for the benefit of local communities. However, we may face

114   Eldorado Gold Corporation

opposition with respect to our current and future development and exploration projects which could materially adversely affect our business, results of operations and financial condition.

Further, certain non-governmental organizations (NGOs), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or our operations specifically, could have an adverse effect on our reputation and financial condition and may impact our relationship with the communities in which we operate. They may install road blockades, apply for injunctions for work stoppage and file lawsuits for damages. These actions can relate not only to current activities but also historic mining activities by prior owners and could have a material, adverse effect on our operations.

We may also be held responsible for the costs of addressing contamination from of current or former activities and could be held liable for exposure to hazardous substances. The costs associated with such responsibilities and liabilities may be significant.

We seek to mitigate this risk by our commitment to operate in a socially responsible manner. However, there can be no guarantee that our efforts in this respect will mitigate this potential risk.

Tax Matters

Our tax residency and the tax residency of our subsidiaries are affected by a number of factors, some of which are outside of our control, including the application and interpretation of the relevant tax laws and treaties. If we or our subsidiaries are ever assessed to a be non-tax resident in the jurisdictions that we or our subsidiaries report or are otherwise assessed, we may be liable to pay additional taxes. In addition, we have entered into various arrangements regarding the sale of mineral product which may be subject to unexpected tax treatment. If such taxes were to become payable, this could have a material adverse effect on our business, results of operations and financial condition.

New laws and regulations or amendments to laws and regulations relating to tax laws or tax agreements with governmental authorities, if proposed and enacted, may affect our current financial condition.  There is no assurance that our current financial condition will not change in the future due to such changes.

Risks relating to the global economy

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and deteriorating global economic conditions, could increase the cost of capital or impede our access to capital.

Global financial crisis

The global credit markets have experienced serious disruption beginning in 2007 because of declining residential property values, defaults and delinquencies in the residential mortgage market and a decline in the credit quality of mortgage-backed securities. These problems led to a slowdown in sales in the residential housing market, declining housing prices, delinquencies in non-mortgage consumer credit and general decline in consumer confidence.

Conditions worsened in 2008 and have continued to be volatile, causing a loss of confidence in the broader global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers, creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, higher credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially.

These disruptions in the credit and financial markets have had a significant, material and adverse effect on a number of financial institutions, and limited access to capital and credit for many companies. Although there has been some recovery, global credit and equity markets remain unstable. Recent economic events in Europe (including Greece) starting in 2011 have created further uncertainty in global financial and equity markets.  (See discussion above of Greek economy under “Foreign investments and operations”). There is no certainty that ongoing disruptions and their effects have ended and will not continue to affect the markets. These or similar disruptions could make it more difficult for us to obtain capital and financing for our operations, or increase the cost of it, among other things. If we do not raise

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capital when we need it, or access it on reasonable terms, it could have a material and adverse effect on our business, financial condition and results of operations.

These and other related factors can lead to lower longer term asset values, which can result in impairment losses. High levels of volatility and market turmoil could have an adverse effect on our operations and the price of our common shares.

Liquidity

We are exposed to liquidity risks in meeting our operating and capital expenditure requirements if we cannot maintain our cash positions, or appropriate financing is not available.

We may be unable to secure loans and other credit facilities in the future, and on terms we believe are favourable.

The current global financial conditions resulted in many financial institutions going into bankruptcy or being rescued by government authorities. Any cash deposits we have with financial institutions are therefore at risk.

Risks related to acquisitions

Impact of acquisitions on our growth and financial condition

We are actively pursuing opportunities to acquire advanced exploration, development and production assets that are consistent with our acquisition and growth strategy. From time to time, we may acquire securities of, or an interest in, companies and we may enter into acquisitions or other transactions with other companies.

Transactions involving acquisitions have inherent risks, including:

●	accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of potential candidates
●	ability to achieve identified and anticipated operating and financial synergies
●	unanticipated costs
●	diversion of management attention from existing business
●	potential loss of our key employees or the key employees of any business we acquire
●	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition
●	decline in the value of acquired properties, companies or securities
●	the possibility that indemnification agreements with sellers (if any) may be unenforceable or insufficient to cover potential liabilities.

Any of these factors or other risks could result in us not realizing the benefits anticipated from acquiring other properties or companies, and could have a material and adverse effect on our financial condition and our ability to grow.

Completing an acquisition

Although we actively seek acquisition opportunities that fit with our acquisition and growth strategy, we are not certain that we will be able to identify more suitable candidates that are available at a reasonable price, complete any acquisition, or integrate any business into our operations successfully. Acquisitions can involve a number of special risks, circumstances or legal liabilities, which could have a material and adverse effect on our results of operations and financial condition.

Acquisitions may be made by using available cash, incurring debt, issuing common shares or other securities, or any combination of these. This could limit our flexibility to raise capital, to operate, explore and develop our properties and make other acquisitions, and it could further dilute and decrease the trading price of our common shares. When we evaluate a potential acquisition, we cannot be certain that we will have correctly identified and managed the risks and costs inherent in that business.

We have discussions and engage in other activities with possible acquisition targets from time to time, and each of these activities could be in a different stage of development. There is no assurance that any potential transaction will be completed and integrated with our operations successfully. If we do not

116   Eldorado Gold Corporation

successfully manage our acquisition and growth strategy, it could have a material and adverse effect on our business, results of operations and financial condition.

Evaluating the merits or risks

It is possible that shareholders may not have the right to evaluate the merits or risks of any future acquisition, except as required by applicable laws and stock exchange rules.

Integration of European Goldfields

Eldorado acquired European Goldfields with the expectation that the acquisition would result in increased production growth at attractive cash costs to Eldorado. This expectation is partly based on presumed synergies from consolidation and successful construction or expansion of mines at European Goldfields’ development projects.

These anticipated benefits will depend in part on whether the operations, systems, management and cultures of each of European Goldfields and Eldorado can be integrated in an efficient and effective manner and whether the expected bases or sources of synergies do in fact produce the benefits anticipated. Most operational and strategic decisions, and certain staffing decisions, with respect to Eldorado post-acquisition have not yet been made and may not have been fully identified. These decisions and the integration of Eldorado and European Goldfields will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, significant one-time write-offs or restructuring charges, unanticipated costs and the loss of key employees. There can be no assurance that there will be operational or other synergies realized by Eldorado, or that the integration of Eldorado’s and European Goldfields’ operations, systems, management and cultures will be timely or effectively accomplished, or ultimately will be successful in increasing earnings and reducing costs. In addition, synergies assume certain long-term realized gold and other metal prices. If actual prices are below such assumed prices, this could adversely affect the synergies to be realized.

Expanded Portfolio of Projects

As part of our strategy, we will continue our efforts to develop new projects and will have an expanded portfolio of such projects as a result of our acquisition of European Goldfields.  We may not realize the benefits of our newly acquired projects.  A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.

We may be subject to significant permitting and completion risks and capital cost increases associated with our expanded operations and our expanded portfolio of projects.

If there are significant delays in the permitting or completion of projects and when they commence producing on a commercial and consistent scale, and/or their capital costs are significantly higher than estimated, these events could have a significant adverse effect on our results of operations, cash flow from operations and financial condition.

As a consequence of the European Goldfields acquisition, we will be subject to significant additional capital requirements associated with our expanded operations and expanded portfolio of development projects.  Significant permitting and regulatory work remains going forward in order to bring European Goldfields’ exploration and development projects into production.  Actual capital costs necessary to develop the projects could be significantly above European Goldfields’ estimates.  Such capital cost overruns could have a significant adverse effect on our financial condition.

Reliability of disclosure

Unless otherwise indicated herein, all historical information regarding European Goldfields and the properties that we acquired pursuant to our acquisition of European Goldfields, including financial information and mineral reserves and resources, has been derived from European Goldfields’ publicly disclosed information.  Although we have no reason to doubt the accuracy or completeness of European Goldfields’ publicly disclosed information, any inaccuracy or material omission in European Goldfields’ publically disclosed information, including that information contained in this AIF, could result in

2011 Annual information form    117

unanticipated liabilities or expenses, increase the cost of integrating the companies or adversely affect our operational and development plan and our results of operations and financial condition

Furthermore, we have not reviewed in detail the methodology used by European Goldfields in preparing European Goldfields’ mineral reserves and mineral resources included in this AIF and accordingly, there is no assurance that such estimates will not change following our review of the methodology.

Risks related to our common shares

Issuing more equity

Future Acquisitions could be made through the issuance of equity. A number of existing agreements provide for additional issues, and future agreements may as well. Additional funds may be needed for our exploration and development programs and potential acquisitions which could be raised through equity. Issuing more equity securities can substantially dilute the interests of our shareholders. Issuing substantial amounts of our securities, or making them available for sale, could have an adverse effect on the prevailing market prices for our securities. A decline in the market price could hamper our ability to raise additional capital through the sale of securities.

Price and volume fluctuations

The capital markets have experienced a high degree of volatility in the trading price and volume of shares sold over the past few years. Many companies have experienced wide fluctuations in the market price of their securities that have not necessarily related to their operating performance, underlying asset values or prospects. There is no assurance that the price of our securities will not be affected.

In the past, shareholders have instituted class action lawsuits against companies that have experienced volatility in their share price. Class action lawsuits can result in substantial costs and divert management’s attention and resources, which could significantly harm our profitability and reputation.

Shareholders who hold our common shares through Chess Depository Receipts (CDIs) may be subject to additional risks. The CDI market may not be as liquid because there are fewer CDIs listed on the ASX than the number of common shares trading on the TSX and NYSE. This can reduce the volume of CDIs that can be bought and sold on the ASX, and affect the speed of any trading activity. Any reduced liquidity may cause the CDIs to trade at a discount to our shares; however CDI holders can convert their CDIs into common shares and trade them on the TSX and NYSE.

Dividends

While we have initiated a policy of payment dividends on our common shares, there is no certainty as to the amount of any dividend or that any dividend may be declared in the future.

Corporate governance requirements

We comply with corporate governance guidelines and disclosure standards that apply to Canadian companies listed on the TSX, and with corporate governance standards that apply to us as a foreign issuer listed on the NYSE and registered with the SEC in the US.

Although we substantially comply with NYSE’s corporate governance guidelines, we are exempt from certain NYSE and Australian Securities and Investment Commission (ASIC) requirements because we comply with Canadian corporate governance requirements. We may from time to time seek other relief from corporate governance and exchange requirements and securities laws from the NYSE, ASX and other regulators.

Non-Canadian residents who hold our common shares (directly or indirectly through CDIs) may not be aware that our corporate and securities laws may be different than those of the ASIC.

Sarbanes-Oxley Act
We document and test our internal control procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (SOX). SOX requires management to do an annual assessment of our internal controls over financial reporting, and for our external auditors to conduct an independent assessment of their effectiveness.

118   Eldorado Gold Corporation

Our internal controls over financial reporting may not be adequate, or we may not be able to maintain them as required by SOX. We also may not be able to maintain effective internal controls over financial reporting on an ongoing basis, if standards are modified, supplemented or amended from time to time.

If we do not satisfy the SOX requirements on an ongoing and timely basis, investors could lose confidence in the reliability of our financial statements, and this could harm our business and have a negative effect on the trading price of our common shares or the market value of our other securities.

If we do not implement new or improved controls, or experience difficulties in implementing them, it could harm our operating results or we may not be able to meet our reporting obligations. There is no assurance that we’ll be able to remediate material weaknesses, if any are identified in future periods, or maintain all of the necessary controls to ensure continued compliance. There is also no assurance that we’ll be able to retain personnel who have the necessary finance and accounting skills because of the increased demand for qualified personnel among publicly traded companies.

Our recent acquisitions and any other acquisition we make in the future can pose challenges in implementing the required processes, procedures and controls in the new operations. Any companies we acquire may not have disclosure controls and procedures or internal controls over financial reporting that are as thorough or effective as those required by the securities laws that currently apply to us.

If any of our staff fail to disclose material information that is otherwise required to be reported, no evaluation can provide complete assurance that our internal controls over financial reporting will detect this. The effectiveness of our controls and procedures could also be limited by simple errors or faulty judgments. Continually enhancing our internal controls is important, especially as we expand and the challenges involved in implementing appropriate internal controls over financial reporting will increase. Although we intend to devote substantial time to ensuring ongoing compliance, and incurring the necessary costs associated with this, we are not certain that we will be successful in complying with section 404 of SOX.

If any of the events or risk factors described occurs, it could have a negative effect on our business, financial condition or results of operations, and the market price of our securities could decline and investors could lose all or part of their investment.

2011 Annual information form    119

Investor information

Our corporate structure

April 2, 1996	Eldorado Corporation Ltd. is incorporated by a Memorandum of Association under the Companies Act (Bermuda)
April 23, 1996	Changes its name to Eldorado Gold Corporation, and is continued under the Company Act (British Columbia)
June 28, 1996	Continues under the Canada Business Corporations Act (the CBCA)
November 19, 1996	Amalgamates with HRC Development Corporation under the name Eldorado Gold Corporation, under a plan of arrangement through the CBCA
June 5, 2006	Amends articles and files restated articles under the CBCA
April 3, 2009	Adopts new bylaws that shareholders approve on May 2, 2009

Our capital structure

A corporation formed under laws other than the federal laws of Canada may apply to be “continued” under the federal Canada Business Corporations Act (the CBCA) by applying for a certificate of continuance from the Corporations Directorate.

Once the certificate is issued, the CBCA applies to the corporation as if the corporation was incorporated under the CBCA.

Our articles of incorporation include two kinds of shares:
●	common shares
●	non-voting shares

Share capital at February 29, 2012

Common shares	709,734,433
Options	13,333,885
Converted European Goldfields Options	4,713,248
Converted European Goldfields DPU’s	2,092,178
Non-voting shares	-

The rules for changing the rights associated with our shares are contained in the CBCA. We generally need at least two-thirds of the votes cast at a special meeting of shareholders to make substantive changes to our share capital as described in our articles.

Common shares

Each common share gives the shareholder the right to:
●	receive notice of all shareholder meetings and to attend and vote their shares at the meetings.
●	participate equally with other shareholders in any:
●	dividends declared by the board
●	distribution of assets if we are liquidated dissolved or wound-up.

Common shares issued in 2011

Balance, December 31, 2010	548,187,192
Shares issued upon exercise of share options and warrants	3,495,725
Total – issued and outstanding as at December 31, 2011	551,682,917

120  Eldorado Gold Corporation

Non-voting shares

Each non-voting share gives shareholders the right to:
●	receive notice of all shareholder meetings and to attend meetings
●	participate equally with other shareholders in any:
●	dividends declared by the board
●	distribution of assets if we are liquidated, dissolved or wound-up
●	convert their non-voting shares to common shares, as long as it does not result in the owner or its affiliates beneficially owning 40 percent or more of the issued and outstanding common shares.

Holders of non-voting shares are not entitled to vote at shareholder meetings, except as required by law. They do, however, have one vote for each non-voting share they own for any proposal to:

●	amend the articles to change the maximum number of authorized non-voting shares
●	increase the maximum number of authorized shares that have rights or privileges equal or superior to non-voting shares
●	exchange, reclassify or cancel all or some non-voting shares
●	create a new class of shares equal or superior to non-voting shares.

If non-voting shares are outstanding:
●	the board cannot declare or pay a stock dividend unless it does so for both share classes.
●	one class of shares cannot be subdivided, consolidated, reclassified or otherwise changed unless the other class is changed in the same way and in the same proportion.
●	we cannot make a rights offering unless it is made equally to shareholders in both share classes.

We currently have no non-voting shares outstanding. As a condition of our listing on the Australian Securities Exchange (ASX), we have agreed not to issue non-voting shares without prior approval of the ASX.

Converted Eldorado warrants

Pursuant to the Brazauro Arrangement, Eldorado issued 100,439 converted Eldorado warrants to the former holders of Brazauro warrants.  The converted Eldorado Warrants entitled the holders to acquire one common share at a price of Cdn$14.82 until May 3, 2011, when all unexercised converted Eldorado warrants expired.

Stock option plans

For further discussion on our stock options plans including converted Eldorado options issued pursuant to the Plan of Arrangement with European Goldfields, and the rights to acquire Eldorado shares as satisfaction of DPU redemption, see our Management Proxy Circular.

Dividend policy

The board established a dividend policy in May 2010 and declared our first dividend of Cdn$0.05 per common share.  We expect to pay two dividends per year. Any dividend payment is expected to be derived from a dividend fund calculated on an amount, determined at the discretion of the Directors at the time of any decision to pay a dividend, multiplied by the number of ounces of gold sold by Eldorado in the preceding two quarters. In 2011, the Board amended the dividend policy to provide additional step-ups as the average realized gold price increases.

The amount of the dividend fund will be divided among all the issued Eldorado common shares to yield the dividend payable per share. Accordingly, the calculation of any dividend, if declared, will also be subject to increases or decreases dependent upon, among other things, the past and prevailing gold prices.

On June 18, 2010 we paid an inaugural dividend of Cdn$0.05 per common share. In 2011, we paid semi-annual dividends of Cdn$0.05 per common share on February 25, 2011 and $0.06 per common share on August 26, 2011.

2011 Annual information form    121

Market for securities

Eldorado is listed on the following exchanges:

Toronto Stock Exchange (TSX) under the symbol ELD
(listed October 23, 1993 – part of the S&P/TSX Global Gold Index)
New York Stock Exchange (NYSE) under the symbol EGO
(listed October 20, 2009 – part of the AMEX Gold BUGS Index)
Eldorado Chess Depositary Interests (CDIs) trade on the Australian Securities Exchange (ASX) under the symbol EAU (listed December 7, 2009)

Our common shares were listed on the American Stock Exchange (AMEX) from January 23, 2003 until October 20, 2009.

The table below shows the range in price and trading volumes of our common shares on the TSX in 2011.

Trading activity in 2011

	Cdn$
2011	High	Low	Close	Volume
January	$18.20	$15.43	$16.09	49,145,499
February	$17.43	$15.88	$16.55	38,562,012
March	$16.87	$14.32	$15.81	42,258,821
April	$17.65	$15.27	$17.61	39,038,056
May	$17.72	$14.42	$15.37	57,967,750
June	$15.41	$13.09	$14.23	42,425,720
July	$17.98	$13.80	$16.45	55,247,755
August	$20.06	$16.51	$19.51	79,425,021
September	$21.95	$17.40	$18.05	52,139,029
October	$19.66	$16.16	$18.73	43,203,605
November	$20.17	$16.93	$18.52	39,948,553
December	$18.73	$13.28	$14.02	55,366,470

Prior sales

The information contained under prior sales in our circular dated January 23, 2012 in respect of the European Goldfields Arrangement is hereby incorporated by reference.

Transfer agents and registrars

Registrar and transfer agent for our common shares	Valiant Trust Company Principal office: Suite 2950, 130 King Street West Toronto, Ontario M5X 1A9 Transfer office: Vancouver, BC
CDI sub-registry	Link Market Services Limited Level 12, 680 George Street Sydney South NSW 2000 Australia
Registered and records office and address for service	Fasken Martineau DuMoulin LLP Suite 2900 – 550 Burrard Street Vancouver, BC V6C 0A3

122   Eldorado Gold Corporation

Governance

Management and the board of directors are committed to good governance practices.

We apply the highest standards of legal and ethical conduct, and believe in the importance of full, accurate, clear and timely disclosure, and in communicating openly with all of our stakeholders.

We comply with corporate governance guidelines and disclosure standards that apply to Canadian companies listed on the Toronto Stock Exchange (TSX), and with the corporate governance standards that apply to us as a foreign issuer listed on the New York Stock Exchange (NYSE) and registered with the SEC in the US. Eldorado Chess Depository Interests trade on the Australian Securities Exchange (ASX) under the symbol EAU and the Company complies with the required corporate governance regulations of the Australian Securities and Investment Commission, subject to certain exemptions granted to Eldorado upon the listing of the CDIs.

Ethical business conduct

Our code of business conduct and ethics promotes integrity and deters wrongdoing by setting out the legal, ethical and regulatory standards we follow in all of our activities. The code applies to our directors, officers, employees and contractors and reinforces our unwavering commitment to ethical business conduct. Complying with the code and maintaining high standards of business conduct are mandatory, and the board relies on the oversight of our internal controls to monitor compliance with the code.  Our code is available on our SEDAR profile at www.sedar.com.

Our board of directors oversees management, who are responsible for the day to day conduct of our business.

The board is responsible for:

●	acting in good faith in our best interests
●	exercising care, diligence and skill in carrying out its duties and responsibilities
●	meeting its obligations under the Canada Business Corporations Act, our articles and our bylaws, and any other relevant legislation and regulations governing our business.

The board has adopted a written mandate, which is available on our website and which describes its responsibility for stewardship. The board carries out its mandate directly or through its committees, which are composed of 100% independent directors.

Directors

According to our articles and bylaws, we must elect between three and 20 directors at every annual general meeting to serve for a one-year term or until a successor is elected or appointed.

The board has decided that nine directors will be elected to the board in 2012. The CBCA requires at least 25% of our directors to be Canadian residents.

The table below lists our directors, including their province or state of residence, their principal occupation and approximate number of Eldorado common shares they own. This includes shares they beneficially own directly or indirectly, or exercise control or direction over March 30, 2012.

2011 Annual information form    123

Director	Board committees	Principal occupation	Approximate number of common shares held
Tim Baker Ontario, Canada Independent	Environmental, health and safety	Director since May 12, 2011 Executive Vice President and COO of Kinross Gold Corporation (2006 to 2010)	Nil
K. Ross Cory, Acc. Dir British Columbia, Canada Independent	Audit Corporate governance and nominating (chair)	Director since April 30, 2003 Various senior executive & director capacities with Raymond James Ltd. (and predecessor companies) Currently a director of Lumina Copper Corp.	240,000
Robert R. Gilmore, Acc. Dir Colorado, United States Independent Non-executive Chairman of the board	Audit (chair) Compensation	Chairman of the board since May 6, 2010 and director since April 30, 2003 Financial consultant CFO of Dakota Mining Corporation (1991 to 1997) , CFO of Teamshare Inc. (2002) Currently a director of Layne Christensen Company, Great Western Minerals and Fortuna Silver Mines	9,500
Geoffrey A. Handley, Acc. Dir New South Wales, Australia Independent	Compensation Environmental, health and safety (chair)	Director since August 2006 Executive Vice President, Strategic Development with Placer Dome (2002 to 2006) Currently a director of Endeavour Silver Corp., PanAust Limited and Mirabella Nickel Ltd.	10,000
Wayne D. Lenton, Acc. Dir Arizona, USA Independent Director	Compensation (chair) Environmental, health, and safety	Director since June 1995 Independent mining consultant since March 1995 President & CEO of Canada Tungsten Inc, (1993 to 1995), President & CEO and Chairman of the Board of Canamax Resource Inc. (1989 to 1993), President & CEO and Chairman of the Board of Canada Tungsten Mining Corporation 1985 to 1993 Currently a director of Energold Drilling Ltd. and North American Tungsten Corporation Ltd.	129,100

124   Eldorado Gold Corporation

Director	Board committees	Principal occupation	Approximate number of common shares held
Michael Price, Acc. Dir London, United Kingdom Independent Director	Audit Environmental, health and safety
Director since May 6, 2011
Mining Finance Consultant and Adviser and London Representative of Resource Capital Funds since 2006.
Managing Director, Joint Global Head of Mining and Metals of Barclays Capital (2003 to 2006), Managing Director, Global Head of Mining and Metals of Société General, London (2001 to 2003), Executive Director, Head of Resource Banking and Metals Trading, N.M. Rothschilds & Sons Ltd. (1989 to 2001), Mining Engineer, Business & Financial Analyst, British Petroleum PLC (1981 to 1988).
Currently a director of Central Asia Metals Plc., Lincoln Mining Corporation and Q Resources plc
			Nil
Jonathan A. Rubenstein, Acc. Dir British Columbia, Canada Independent	Compensation Corporate governance and nominating	Director since May 7, 2009 Vice President & Corporate Secretary of Canico Resources (2002 to 2005), Vice President, Corporate Affairs, Sutton Resources (1995 to 1999) Currently a director of MAG Silver Corp., Detour Gold Corporation, Troon Ventures Ltd. and Rio Novo Gold.	9,000
Donald M. Shumka, Acc. Dir British Columbia, Canada Independent	Audit Corporate governance and nominating	Director since May 3, 2005 President and Managing Director of Walden Management Ltd. Managing Director of Raymond James Ltd. (1993 to 2004), Managing Director of CIBC World Markets (1989 to 1993), Vice President, Finance and CFO of West Fraser Timber Co. Ltd. (1979 to 1989) Currently a director of Paladin Energy Limited, Lumina Copper Corporation, Alterra Energy Corp. and Anfield Nickel Corp.	46,700
Paul N. Wright British Columbia Canada President, Chief Executive Officer and Director		Director since March 1999 President and Chief Executive Officer since October 1, 1999 President and Chief Operating Officer (March 1999 to October 1999), Senior Vice President, Operations (October 1997 to March 1999), Vice President, Mining (July 1996 to October 1997)	286,329

All of our directors, with the exception of Mr. Baker, were elected our 2011 annual shareholders’ meeting. Mr. Baker was appointed on May 12, 2011. All directors’ terms expire at our next annual meeting of shareholders. Mr. John Auston retired from the Board of Directors on May 5, 2011.

2011 Annual information form    125

As of February 29, 2011 directors and executive officers of the company owned 535,578 shares and 4,324,957 stock options to purchase common shares for a total percentage of 0.68% of our issued and outstanding common shares.

Board committees

The board has four standing committees:
●	Audit
●	Compensation
●	Corporate governance and nominating
●	Environmental health and safety

Audit committee

The board has a separately designated audit committee in accordance with NI 52-110 and in accordance with the NYSE Listed Company Manual.

The audit committee is currently made up of four independent directors:

Robert Gilmore (chair)
Ross Cory
Michael Price
Donald Shumka

All four members of the audit committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the company’s financial statements.  Mr. Gilmore, our committee chair, is an audit committee financial expert as defined by the SEC.

Robert Gilmore, CPA, BSBA, Accounting
University of Denver
CPA, Colorado
Financial Consultant
Colorado, USA

A certified public accountant, Mr. Gilmore has the accounting or related financial management experience that is required under the NYSE rules.  From 1991 to 1997 Mr. Gilmore was the Chief Financial Officer of Dakota Mining Corporation and was the Chief Financial Officer of Teamshare Inc. in 2002.

K. Ross Cory, MBA, Finance and International Business, UBC
B.Sc. General Science, UBC

Corporate director
BC, Canada

Mr. Cory served in various senior executive and director capacities with Raymond James Ltd.

Michael A. Price
B.Sc, Eng. (Hon)
PhD, Mining Engineering, University College Cardiff

Corporate director
London, United Kingdom

Dr. Price has been a Mining Finance Consultant and Adviser and London Representative of Resource Capital Funds since 2006 and has over 30 years’ experience in Mining and Investment banking.

126   Eldorado Gold Corporation

Donald M. Shumka
MBA, Harvard University;
BA, UBC

President & Managing Director
Walden Management Limited
BC, Canada

Mr. Shumka is and has been since 2004, the President and Managing Director of Walden Management Ltd. a firm that provides financial consulting and advisory service to financial, manufacturing and processing industries. He has extensive financial and management experience – and over 15 years in investment banking with various company

The committee is responsible for:
●	overseeing financial reporting, internal controls, the audit process, our public disclosure documents and overseeing our code of business conduct and ethics
●	recommending the appointment of our external auditor and reviewing the annual audit plan and auditor compensation
●	pre-approving audit, audit-related, tax and other services to be provided by the external auditor
●	reviewing our hiring policies for present and former employees of the present and former auditor
●	reviewing the terms of engagement for the external auditor.

The external auditor reports directly to the audit committee. KPMG performed our audit services in 2010 and 2011, and we have had the same lead audit partner for three years. Consistent with best practices, the committee requires the lead audit partner to be rotated every five years.

The audit committee adopted a policy in 2005 that non-audit services can only be provided by the external auditor if it has been pre-approved by the audit committee. Generally these services are provided by other firms under separate agreements approved by management.

See our 2012 Management Proxy Circular for further information on the experience and education of each committee member.

About the auditor

KPMG has been our external auditor since June 2009, replacing PricewaterhouseCoopers LLP who had previously served as our auditor since 1992.

The auditor conducts the annual audit of our financial statements and provides audit-related, tax and other services and reports to the audit committee of the board.

Auditor’s fees

The table below shows the fees we paid KPMG for services in 2011 and 2010:

	Years ended December 31
Cdn$	2011	2010
Audit fees	1,375,005	1,334,330	Total fees for audit services
Audit related fees	83,425	37,630	Fees for consulting on accounting matters, due diligence and technical guidance, among other services.
Tax fees	3,718	9,419	Total fees for tax advice, tax planning and tax compliance.
All other fees	115,700	55,700	Fees for French translation.
Other services	-	-	Fees for 2009 relate to diagnostic services for the transition to IFRS.
Total	1,577,848	1,437,079

2011 Annual information form    127

Compensation committee

The Compensation committee is made up of four directors:

Wayne D. Lenton (chair)
Robert Gilmore
Geoffrey Handley
Jonathan Rubenstein

The committee is responsible for:
●	assisting management in developing our compensation structure, including the compensation policies and compensation programs for our directors and executives
●	assessing the performance of our CEO every year and recommending the compensation of our CEO and our other executive officers to the board for review and approval.

The committee conducts a thorough compensation review every year to assess:
●	the competitiveness of our cash and stock-based compensation for our directors and executives
●	whether overall executive compensation continues to support our goals of attracting, motivating and retaining executives with exceptional leadership and management skills
●	the overall compensation packages for our senior executives and whether the components are applied appropriately.

It also reviews and approves the terms of employment and evaluates the performance of the CEO for the prior year.

Corporate governance and nominating committee

The Corporate governance and nominating committee is made up of three directors:

Ross Cory (chair) Jonathan Rubenstein Donald Shumka

The committee was established to work with management in continuing to develop our corporate governance framework. This includes:
●	regularly reviewing our corporate governance policies and practices
●	monitoring our risk management program
●	reviewing the size and composition of the board annually
●	facilitating the succession and nomination of directors to the board
●	identifying new directors and managing the board’s nomination process, board committee appointments and assessment process
●	evaluating the board’s competencies and defining the skills and experience necessary for an effective board.

Environmental, health and safety committee

The Environmental, health and safety committee is made up of four directors:

Geoffrey Handley (chair)
Tim Baker
Wayne Lenton
Michael Price

The committee was established to work with management in developing management’s procedures for monitoring our environmental, health and safety practices. This includes:
●	reviewing and monitoring our environmental, health and safety programs and procedures
●	overseeing the establishment of a corporate environmental health and safety policy
●	monitoring management’s environmental, health and safety risk assessment and impact evaluation procedure

128   Eldorado Gold Corporation

●
reporting to the board on environmental, health and safety matters, including the development, maintenance and testing of emergency preparedness pans to minimize, remediate and mitigate environmental damage in the event of unforeseen incidents.

Reserves and resources review

The board reviews management’s process for evaluating our reserves and resources. It appointed a panel of directors who are technically competent and proficient in estimating reserves and resources. The panel is charged with reviewing management’s reserve and resource estimates and reporting them to the board. In 2011, Mr. Handley and Mr. Baker, and Mr. Lenton serve on the panel. Mr. Auston served on the panel until his retirement from the board on May 5, 2011.

Risk assessment

The corporate governance and nominating committee is responsible for monitoring our risk management program.

The board has overall responsibility for reviewing and approving recommendations, developing programs and procedures for monitoring risks, and reviewing our risk management program at each regularly scheduled board meeting. This includes overseeing the identification of our principal risks, reviewing our acceptable levels of risk and overseeing the development of appropriate systems to manage the risks we face in our business.

Terms of reference for the board, chair, individual directors and the three standing board committees are available on our website (www.eldoradogold.com) or by contacting the corporate secretary. You can also find more information about our corporate governance practices in our most recent management proxy circular and on our website.

Officers

The table below lists our executive officers, including their province of residence, their principal occupation, offices held at Eldorado and approximate number of Eldorado common shares they own.

This includes shares they beneficially own directly or indirectly, or exercise control or direction over as of the date of this AIF.

Executive officer	Principal occupation	Approximate number of common shares held
Fabiana Chubbs British Columbia, Canada Chief Financial Officer	Chief Financial Officer since June 1, 2011 Treasurer and Risk Manager since 2008, Treasurer Coordinator since July 2007 Senior Manager, Audit Group, PricewaterhouseCoopers LLP since December 1996	4,473
Dawn L. Moss British Columbia, Canada Vice President, Administration & Corporate Secretary	Vice President, Administration since February 2009 Corporate Secretary since October 27, 2000 Corporate Administrator from November 1998 to October 2000	37,076
Norman S. Pitcher British Columbia, Canada Chief Operating Officer	Chief Operating Officer since July 2005 Vice President, Exploration & Development from May 2004 to July 2005 Manager, Evaluations from November 2003 to May 2004 Chief Geologist for Pan American Silver Corp. from 1997 to November 2003	57,201
Paul N. Wright British Columbia, Canada President and Chief Executive Officer and director	Director since March 1999 President and Chief Executive Officer since October 1, 1999 President and Chief Operating Officer (March 1999 to October 1999) Senior Vice President, Operations (October 1997 to March 1999), Vice President, Mining (July 1996 to October 1997)	286,329

2011 Annual information form    129

As of March 30, 2012, our directors and executive officers beneficially owned or controlled or directed, directly or indirectly, 829,379 common shares (representing 0.12% of the total issued and outstanding common shares).

Cease trade orders, bankruptcies, penalties or sanctions

None of our directors or executive officers has personally or is (or has been within the last 10 years) a director or executive officer of any company (including ours) that has become bankrupt, made a proposal under legislation relating to bankruptcy or insolvency, was subject to or instituted any proceedings, arrangement or compromise with creditors, had a receiver, receiver manager or trustee appointed to hold its assets, was subject to any cease trade order or order similar to a cease trade order or any other order that denied the Company access to any exemption under securities laws that was in effect for more than 30 days, has entered into a settlement agreement with a securities regulatory authority, or was subject to other penalties or sanctions imposed by a court or regulatory body relating to securities legislation or that would be likely to be considered by a reasonable shareholder in making an investment decision while the director or executive officer held their position or after ceasing to hold that position but where the order, penalty or sanction related to an event that occurred while they were in that position.

Conflicts of interest

To the best of our knowledge, and other than disclosed in this AIF, we are not aware of any existing or potential conflicts of interest between us or any of our directors or officers, except that some of them serve as directors and officers of other public companies. It is therefore possible that could arise a conflict between their duties as a director or officer of Eldorado and their duties for other companies.

Our directors and officers are aware of the laws governing accountability of directors and officers for corporate opportunity. They understand they are required to disclose any conflicts of interest under the CBCA and are expected to govern themselves to the best of their ability according to the laws in effect.

The board takes appropriate measures to exercise independent judgment when considering any transactions and agreements. If a director has a material interest, he excuses himself from the appropriate portions of the board and committee meetings so the directors can discuss the issue openly and candidly.

Material contracts

Other than material contracts described or listed elsewhere in this AIF and those contracts made in the ordinary course of business, we have not entered into any material contracts.

Interest of experts

We rely on experts to audit our financial statements, prepare our mineral reserve and resource estimates and prepare our technical reports.

Our auditor is KPMG LLP, independent chartered accountants according to the rules of professional conduct of the Institute of Chartered Accountants of British Columbia. They are an independent public accountant according to the Securities Act administered by the SEC and the requirements of the Public Company Accounting Oversight Board.

We list the people who have prepared our mineral reserve and resource estimates under Mineral reserves and resources starting on page 95 and our technical reports under each of our properties.

None of these people or their employers have directly or indirectly, any material interest, or beneficial interest in the property of the Company or securities of, us or any of our affiliates or associated parties, other than those experts that are employed by us, who own less than 1% of our securities.

Interest of management and others in material transactions

Other than has been disclosed in this AIF or our annual MD&A, we are not aware of any of the following transaction in our three most recently completed financial years, or during the current financial year, that has had or will have a material effect on us.

130   Eldorado Gold Corporation

having a direct or indirect material interest in any transaction of the company:
●	any of our directors or executive officers, or those of our subsidiaries
●	a person who beneficially owns or directs, directly or indirectly, more than 10% of our voting securities, or
●	any associate or affiliate of the above who has entered into a transaction

We did not rely on any available exemptions in fiscal 2011 to meet our disclosure obligations for the year.

Legal proceedings and regulatory actions

Other than has been disclosed in this AIF, we are not aware of any material legal proceedings which we are a party to or that involve our property, nor are we aware of any being considered.

We have not had any penalties or sanctions imposed by a regulatory body relating to securities legislation or regulatory requirements, or by a court or regulatory body that would be considered important to a reasonable investor in making an investment decision. We have also never been involved in a settlement agreement with a securities regulatory authority.

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Schedule "A"

ELDORADO GOLD CORPORATION

(“Eldorado or the Company”)

AUDIT COMMITTEE

Terms of Reference

I.           ROLE

The role of the Audit Committee (the “Committee”) is to review and require that management of the Company (the “Management”) has in place an effective system of internal financial controls for reviewing and reporting on the Company’s financial statements; to monitor the independence and performance of the Company’s external auditor (the “Auditor”); to oversee the integrity of the Company’s financial disclosure and reporting and to monitor Management’s compliance with legal and regulatory requirements; and to report on the Committee’s activities on a regular and timely basis to the Board of Directors (the “Board”).

I.I           RESPONSIBILITY

The Committee will have the following duties and responsibilities:

(i)	Review with the Auditor and with the Management of the Company prior to the recommendation of the approval of the consolidated financial statements of the Company by the Board:

➢	the audited annual and unaudited quarterly financial statements including the notes thereto;

➢	the appropriateness of the Management Discussion and Analysis (MD&A) of operations contained in the audited annual and unaudited quarterly report and their consistency with the financial statements;

➢	any report or opinion proposed to be rendered in connection with the financial statements, including independent expert reports;

➢	any significant transactions which are not a normal part of the Company’s business;

➢	the nature and substance of significant accruals, accounting, reserves and other estimates having a material effect on the financial statements;

➢	carrying values of financial assets and liabilities, including key assumptions and practices used to determine fair value accounting and related mark-to-market adjustments;

➢	any off balance sheet financing arrangement;

➢	issues regarding accounting and auditing principles and practices as well as the adequacy of internal controls, including a discussion of the responsibilities of the Company’s internal audit function;

➢	any significant transactions with or involving an unconsolidated affiliate;

➢	all significant adjustments proposed by Management or by the Auditor;

➢	the specifics of any unrecorded audit adjustments;

➢	any impairment provisions based on ceiling test calculations; and including the carrying value of Goodwill;

➢	Independently and periodically review and be satisfied with the adequacy of procedures in place for the review of public disclosure of financial information

132   Eldorado Gold Corporation

including any future oriented financial information as stated or derived from the financial statements;

➢	review financial statements and MD&A and annual and interim earning disclosure before they are released to the public; and

➢
review with members of the Board proficient in the technical aspects of preparing a mineral reserve and resource calculation the mineral reserve calculation procedure and the credentials of the qualified person.

(ii)	Review, on a periodic basis, compliance with the Company’s investment policy governing investments of excess cash balances.

(iii)	Review and approve:

➢	non-audit services provided by the External Auditor, to the extent required by law;

➢	fees and expenses of the Auditor; and

➢	the independence of the Auditor.

(iv)	Establish guidelines for the retention of the Auditor for any non-audit service.

(v)
Recommend to the Board the appointment of the Auditor to be proposed at the annual shareholders’ meeting and the compensation of the Auditor.  The Auditor is ultimately accountable to the Board and the Audit Committee as representatives of the shareholders.

(vi)	Require the Auditor to report to the Audit Committee and:

➢	oversee the work of the Auditor;

➢	assess the audit team; and

➢	assist in the resolution of disagreements, if any, between management and the Auditor regarding financial reporting.

(vii)	Review and approve hiring present and former employees of the present and former Auditor.

(viii)	Review with Management the Company’s major financial risk exposures and the steps Management has taken to monitor and control such exposures.

(ix)	Review any related party transactions prior to recommendation to the Board of the approval of such transactions.

(x)
Establish a complaint process and “whistle-blowing” procedures.  Establish procedures for the receipt, retention, and treatment of any complaints regarding accounting, internal accounting controls, or audit related matters.  Establish procedures for employees’ confidential, anonymous submissions in accordance with the Company’s “Whistle Blower Policy”.

(xi)
Advise the Board with respect to the Company’s policies and procedures regarding compliance with new developments in generally accepted accounting principles, laws and regulations and their impact on the consolidated financial statements of the Company.

(xii)	Review with Management and the Auditor, the Company’s internal accounting and financial systems and controls to assess that the Company maintains and reports on:

➢	the appropriate books, records and accounts in reasonable detail to accurately and fairly reflect the Company’s transactions;

➢	effective internal control systems; and

➢	adequate processes for assessing the risk of material misstatement of the financial statements and for detecting control weaknesses or fraud.

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(xiii)	Assist the Board with oversight of the performance of the Company’s internal audit function.

(xiv)	Review the Auditor’s Management Letter and the Auditor’s Report.

(xv)	Review Management’s report on and Auditor’s assessment of Internal Controls and report all deficiencies and remedial actions to the Board.

(xvi)	Discuss the Company’s earnings disclosure, as well as financial information and earnings guidance to be provided to analysts and rating agencies.

(xvii)	Direct and supervise the investigation into any matter brought to the Committee’s attention within the scope of its duties.

(xviii)	Perform such other duties as may be assigned to it by the Board of Directors from time to time or as may be required by applicable regulatory authorities or legislation.

(xix)	Review and reassess the adequacy of this Terms of Reference annually and recommend any proposed changes to the Board for approval.

(xx)	Assess the Committee’s performance of the duties specified in this Terms of Reference and report its finding to the Board.

III.           COMPOSITION

(i)	The Board will appoint Directors to form the Committee annually at the Board Meeting following the Annual Shareholders Meeting.

(ii)
The Board has determined that the Committee will be comprised of at least three Independent Directors (the “Member” or “Members”) all of whom shall be financially literate.  The Board may remove or replace a Member at any time.  A Member will serve on the Committee until the termination of the appointment or until a successor is appointed,

(iii)
All Members will meet the “independence and financial literacy” qualifications under applicable securities laws and at least one Member shall meet the definition of a “financial expert” as defined by the United States Securities & Exchange Commission.

(iv)	The Board will appoint the Chairman of the Committee. The Corporate Secretary of the Company will keep minutes of each meeting.

IV.           MEETINGS

(i)
Meetings of the Committee will be held at the request of a Member, the Chief Executive Officer, the Corporate Secretary or the Auditor of the Company at such times and places as may be determined, but in any event at least to review the Company’s quarterly and annual financial disclosure. Twenty-four (24) hours advance notice of each meeting given orally, by telephone, or in writing delivered by facsimile or electronic mail together with an agenda will be given to each Member unless all Members are present and waive notice and any absent waive notice in writing.

(ii)
A majority of Members will constitute a quorum.  Decisions of the Committee will be by an affirmative vote of the majority of those Members voting at a meeting.  Powers of the Committee may also be exercised by resolution in writing signed by all the Members.

(iii)
The Committee will have access to the Auditor and Management of the Company, exclusive of each other, for purposes of performing its duties.  The Committee will meet with the Auditor independent of Management after each review of unaudited and audited statements.

(iv)	The Auditor will be notified of meetings of the Committee and will attend if requested to do so by a Member or by Management.

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V.           OTHER

(i)
The Committee as whole or each Member individually are able to engage outside advisors at the Company’s expense that they determine is necessary in order to assist in fulfilling their respective responsibilities.  The engagement and payment by the Company for the services of an outside advisor is subject to approval by the Chairman of the Audit Committee.

(ii)	The Committee will be provided funding by the Company for compensation of the Auditor.

Approved by the Board of Directors March 28, 2012.

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